   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                JNI CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  3674                                 33-0740004
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 535-3121

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                             DR. TERRY M. FLANAGAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                JNI CORPORATION
                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 535-3121
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                SCOTT N. WOLFE                                          DAVID A. KRINSKY
              ROBERT E. BURWELL                                         KAREN K. DREYFUS
               LATHAM & WATKINS                                      O'MELVENY & MYERS LLP
           701 B STREET, SUITE 2100                           610 NEWPORT CENTER DRIVE, 17TH FLOOR
           SAN DIEGO, CA 92101-8193                                 NEWPORT BEACH, CA 92660
                (619) 236-1234                                           (949) 760-9600

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / __________________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
       TITLE OF EACH CLASS             AMOUNT TO        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
 OF SECURITIES TO BE REGISTERED    BE REGISTERED(1)       PER UNIT(2)             PRICE         REGISTRATION FEE
Common Stock, $0.001 par value...      5,175,000            $70.125           $362,896,875           $95,805

(1) Includes 675,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Registrant's common stock on the Nasdaq National Market on September 11, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                4,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                $     PER SHARE
                                   ---------

    We are selling 1,000,000 shares of our common stock and the selling stockholders named in this prospectus are selling 3,500,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 675,000 additional shares of common stock from some of the selling stockholders to cover over-allotments.

    Our common stock is quoted on the Nasdaq National Market under the symbol "JNIC." The last reported sale price of our common stock on the Nasdaq National Market on September 14, 2000 was $80.375 per share.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                PER SHARE                TOTAL
                                                              --------------         --------------
Public Offering Price                                         $                      $
Underwriting Discount                                         $                      $
Proceeds to JNI (before expenses)                             $                      $
Proceeds to Selling Stockholders                              $                      $

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
2000.

                                 --------------

SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                                                                       CHASE H&Q

            , 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................       1
Risk Factors................................................       5
Forward-Looking Statements..................................      17
Use of Proceeds.............................................      18
Dividend Policy.............................................      18
Price Range of Common Stock.................................      18
Capitalization..............................................      19
Selected Financial Data.....................................      20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      21
Business....................................................      31
Management..................................................      49
Certain Transactions........................................      60
Principal and Selling Stockholders..........................      64
Description of Capital Stock................................      66
Shares Eligible for Future Sale.............................      68
Underwriting................................................      70
Legal Matters...............................................      72
Experts.....................................................      72
Where You Can Find More Information about JNI...............      72
Index to Financial Statements...............................     F-1

                            ------------------------

                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of any offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

    JNI-Registered Trademark-, FibreStar-Registered Trademark-, Emerald-TM-, EZ Fibre-TM-, DriverSuite-TM-, FibreStars-TM-, FCE2-6412-TM-, FCE2-6410-TM-, FCE-6420D, FCE-6410-TM-, FCE-3210-TM-, FCI-1063-TM-, FC64-1063-TM-,
FCE-1063-TM-, FCE2-1063-TM- and the JNI logo are trademarks of JNI Corporation. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                JNI CORPORATION

    We are a leading designer and supplier of Fibre Channel hardware and software products that connect servers and data storage devices to form storage area networks, or SANs. SANs were made possible by the emergence of Fibre Channel technology, a new generation of server-to-storage communications technology that improves data communication speeds, connectivity, distance between connections, reliability and accessibility. We currently market a broad range of Fibre Channel host bus adapters and software that connect servers and storage subsystems and facilitate the integration and management of SAN devices. We also design and market high-performance application specific integrated circuits, or ASICs, based on our proprietary technology. Throughout our history, we have designed Fibre Channel products for the most demanding enterprise-level systems running applications that are integral to our customers' businesses. We were the first in the industry to demonstrate products capable of sustained two gigabit per second Fibre Channel transmissions. According to International Data Corporation, or IDC, a leading independent research firm, we were the second largest non-captive Fibre Channel host bus adapter company, as measured by revenues in 1999, and the fastest growing non-captive host bus adapter supplier in 1999 with a 230% increase in revenues over 1998.

    We design our products to operate with all major server operating systems and network configurations used in SANs. Our Fibre Channel host bus adapters, many of which incorporate our proprietary ASIC technology, can be used both with UNIX and PC-based server platforms and their associated interfaces. We have designed our proprietary driver software on a common code base to facilitate the deployment of our host bus adapters across a wide variety of network configurations and server operating systems, including Microsoft Windows NT and Windows 2000, Novell NetWare, Red Hat Linux, Apple Macintosh, Sun Microsystems Solaris, Hewlett-Packard HP-UX and IBM AIX. Our software drivers significantly reduce the variety of adapters used in heterogeneous environments and ensure interoperability between different sets of platforms and servers. Our EZ Fibre configuration and management software simplifies the installation of our adapters in these environments.

    We sell our products domestically and internationally primarily through OEM and distribution channel customers including distributors, system integrators and value-added resellers who sell directly to end-users. Our significant customers include leading storage solution providers and OEMs, such as Amdahl Corporation, Chaparral Network Storage, Inc., Compaq Computer Corporation, EMC Corporation/Data General Corporation/CLARiiON, Hitachi, Ltd., McData Corporation and Storage Technology Corporation, or StorageTek, and distributors, such as ACAL Electronics Ltd., Bell Microproducts Inc., Info-X, Inc., Netmarks Inc. and Polaris Service, Inc. End-users of our products include America Online, Inc., The Boeing Company, British Airways Plc, Charles Schwab & Co., DaimlerChrysler, Deutsche Telekom AG, E*TRADE Securities, Inc., Federal Express Corporation, GTE Corporation, Lexis Nexis, Morgan Stanley & Co. and US WEST Capital Funding.

                             THE MARKET OPPORTUNITY

    In recent years, the volume of electronic data generated, processed, stored and manipulated has expanded significantly as a result of the growth of data-intensive applications such as transaction processing, data mining, data warehousing, multimedia and Internet applications. IDC estimates that the amount of stored network data grew from 750 terabytes in 1994 to 10,500 terabytes in 1998, and that it will increase to 420,000 terabytes in 2002. With the dramatic increase in information storage and data retrieval requirements, system performance has become increasingly constrained by traditional input/output technologies which limit network size, distance between interconnects and the reliability of data transfer. Fibre Channel technology overcomes the limitations of traditional data communications technologies, because it offers the connectivity, distance and access benefits of networking architectures combined with the high performance and quick response needed for data storage applications. IDC forecasts that the market for products based on Fibre Channel technology will grow from approximately $4.1 billion in 1999 to approximately $18.0 billion by 2003. In addition, IDC projects the market for Fibre Channel host bus adapters to grow from $269 million in 1999 to approximately $1.7 billion in 2003. These adapters are sold primarily into storage area network disk storage systems, 67% of which used UNIX-based servers in 1999.

                                THE JNI SOLUTION

    Our advanced technology and broad product offerings enable us to offer our customers and end-users the following key benefits:

    - FLEXIBILITY. Our products can be used with both PCI and SBus interfaces, work with all SAN topologies and are designed to interoperate with all major operating systems and computer platforms.

    - RELIABILITY. We conduct extensive testing with complex simulations of user configurations to help ensure that our products will not cause any data loss, data interruption, SAN crashes or lockups and that our products can withstand most failures or interruptions in other parts of the system.

    - MANAGEABILITY. Our EZ Fibre management software is a powerful and easy-to-use tool for configuring and managing a SAN and its components, helping to eliminate configuration errors.

    - PERFORMANCE. Our ASIC technology enables a high performance connection to the SAN with extremely low central processing unit utilization and sustained two gigabit per second Fibre Channel transmissions.

    - SCALABILITY. Our products enable customers to add storage seamlessly to a SAN while it is operating, and to migrate easily from simple to complex topologies to support larger networks.

    - QUALITY. We focus on continuously improving product quality, delivery, performance and service, and achieving the next level of ISO certification.

    - CUSTOMIZATION. Our architecture and processes allow us to tailor our products to meet the specific requirements of our customers.

                                  OUR STRATEGY

    Our objective is to become the market leader in high-speed Fibre Channel connectivity products for SANs and other applications by providing a family of ASIC, integrated host bus adapter and software products that exceed competitive offerings in features, flexibility and price/performance. Key elements of our strategy include the following:

    - focus exclusively on Fibre Channel;

    - leverage our Sun Solaris expertise to continue to develop products compatible with all interfaces and all major operating systems;

    - expand penetration of our existing OEM customers and leverage multiple distribution channels;

    - provide highest quality products and superior customer support;

    - promote the JNI brand; and

    - establish and maintain strategic alliances and pursue acquisitions.
                            ------------------------

    Our principal offices are located at 9775 Towne Centre Drive, San Diego, California 92121. Our telephone number is (858) 535-3121.

                                  THE OFFERING

Common stock offered by JNI..........................  1,000,000 shares

Common stock offered by the selling stockholders.....  3,500,000 shares

    Total............................................  4,500,000 shares

Common stock to be outstanding after this offering...  25,155,139 shares

Use of proceeds......................................  Our net proceeds from this offering are estimated to be approximately $75.2 million.
                                                       We will use the net proceeds for working
                                                       capital and general corporate purposes,
                                                       including:

                                                       -  product development;

                                                       -  selling and marketing; and

                                                       -  potential acquisitions of products,
                                                          technologies or companies.

                                                       We will not receive any of the proceeds from
                                                       the sale of shares by the selling
                                                       stockholders.

                                                       See "Use of Proceeds."

Nasdaq National Market symbol........................  JNIC

    Unless stated otherwise, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

    The number of shares of common stock to be outstanding after this offering is based on 24,155,139 shares outstanding as of August 31, 2000 and excludes 8,284,241 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 4,042,055 shares are subject to outstanding options as of August 31, 2000 at a weighted average exercise price per share of $15.14.

                             SUMMARY FINANCIAL DATA

    The tables below summarize financial data of JNI set forth in more detail in the financial statements at the end of this prospectus. The as adjusted balance sheet data at June 30, 2000 has been adjusted to reflect:

    - the sale of 1,000,000 shares of common stock by JNI at an assumed public offering price of $80.375 per share; and

    - the application of the net proceeds from such sale as described in "Use of Proceeds."

    For more information regarding the calculation of the number of shares used in per share computations, see Note 1 to the Financial Statements included elsewhere in this prospectus.

                                                                                    SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,            JUNE 30,
                                                  ------------------------------   -------------------
                                                    1997       1998       1999       1999       2000
                                                  --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..................................   $2,903    $12,189    $40,171    $14,912    $42,501
  Gross margin..................................    1,651      6,828     24,769      9,459     25,266
  Operating income (loss).......................   (1,054)       603      2,188        651      4,775
  Net income (loss).............................   (1,184)       311      2,758      1,767      3,616

  Earnings (loss) per common share:
    Basic.......................................   $(2.82)   $  0.74    $  0.64    $  4.21    $  0.16
    Diluted.....................................    (2.82)      0.02       0.12       0.08       0.13
  Number of shares used in per share
    computations:
    Basic.......................................      420        420      4,285        420     22,499
    Diluted.....................................      420     17,977     23,789     22,726     26,915

                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities..........  $44,794      $120,018
  Working capital...........................................   55,201       130,425
  Total assets..............................................   81,981       157,205
  Stockholders' equity......................................   69,698       144,922

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE A LIMITED HISTORY OF PROFITABILITY WHICH MAY BE DIFFICULT TO MAINTAIN.

    We shipped our first commercially available Fibre Channel products in 1995, but we did not achieve operating income until the quarter ended September 30, 1998. You should consider the risks and difficulties frequently encountered by companies such as ours in new and rapidly evolving markets. Although our net revenues have grown in recent quarters, we may not be able to sustain this growth, and we may not realize sufficient net revenues to maintain profitability. In addition, because of the competition in the Fibre Channel and SAN markets and the evolving nature of these markets, sustaining profitability may be extremely challenging.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

    Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock will likely decline. Factors that may cause our revenues, gross margins and operating results to fluctuate include the following:

    - the size, timing, terms and fluctuations of customer orders, particularly large orders from our significant OEM or reseller customers;

    - changes in customer buying patterns;

    - declining average selling prices of our products;

    - the timing of the introduction or enhancement of products by us, our significant OEM or reseller customers or our competitors;

    - our ability to obtain sufficient supplies of single- or limited-source components of our products;

    - fluctuations in costs of goods sold and potential write-offs of obsolete inventory as we transition to new products; and

    - operating expenses, particularly in connection with our strategies to increase brand awareness or to invest in accelerated research and development.

    Because our revenues in a given quarter depend substantially on orders booked in that quarter, a decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly operating results. This is because our expense levels are partially based on our expectations of future sales and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly operating results and financial condition.

DELAYS IN PRODUCT DEVELOPMENT COULD ADVERSELY AFFECT OUR MARKET POSITION OR CUSTOMER RELATIONSHIPS.

    We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

    - changing OEM product specifications;

    - undetected errors or failures in software and hardware;

    - changing market or competitive product requirements;

    - difficulties in hiring and retaining necessary personnel;

    - difficulties in reallocating engineering resources and other resource limitations;

    - difficulties with independent contractors;

    - unanticipated engineering complexity; and

    - delays in the acceptance or shipment of products by OEM customers.

BECAUSE WE DEPEND ON A SMALL NUMBER OF OEM AND DISTRIBUTION CHANNEL CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES IN EACH PERIOD, THE LOSS OF ANY OF THESE CUSTOMERS, THE FAILURE TO OBTAIN CERTIFICATIONS, ANY CANCELLATION OR DELAY OF A LARGE PURCHASE BY ANY OF THESE CUSTOMERS OR DELAYS IN OBTAINING FUTURE CERTIFICATIONS FROM OEMS COULD SIGNIFICANTLY REDUCE OUR NET REVENUES.

    Historically, a limited number of OEMs and distribution channel customers has accounted for a significant majority of our total net revenues. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our net revenues. For the six months ended June 30, 2000, Info X, Inc. accounted for 20% of our net revenues, Polaris Service accounted for 18% of our net revenues and Acal Electronics accounted for 12% of our net revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers.

    Before we can sell our products to an OEM or its associated distribution channel, that OEM must certify our products. The certification process can take up to six months. This process requires the commitment of OEM personnel and test equipment, and we compete with our competitors for these resources. Any delays in obtaining these certifications or any failure to obtain these certifications would adversely affect our ability to sell our products. In addition, because none of our customers is contractually obligated to purchase any fixed amount of products from us in the future, they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. If any of our large customers stops or delays purchases, our revenues and profitability would be adversely affected, which could cause our stock price to decline. We cannot be certain that we will retain our current OEM or distribution channel customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, our agreements with OEMs and distribution channel customers typically are non-exclusive and often may be terminated by either party without cause. Moreover, many of our OEM and distribution channel customers utilize or carry competing product lines. If we were to suddenly lose one or more important OEM or distribution channel customers to a competitor, our business, operating results or financial condition could be materially adversely affected. Furthermore, some of our OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to any such OEM customers, in addition to the increased competition presented by these customers, could have a material adverse effect on our business, operating results or financial condition.

BECAUSE A SIGNIFICANT PORTION OF OUR PRODUCTS IS DESIGNED TO WORK WITH HIGH-END SERVERS FROM SUN MICROSYSTEMS, INC. AND STORAGE ARRAYS FROM EMC CORPORATION, OUR BUSINESS COULD SUFFER IF SUN OR EMC DISCONTINUES PRODUCTION OF SUCH EQUIPMENT OR IF WE FAIL TO DEVELOP PRODUCTS THAT WORK EFFECTIVELY WITH SUCH EQUIPMENT.

    Our host bus adapters have achieved their greatest market acceptance in computing environments built with high-end servers from Sun Microsystems due to our products' interoperability with the Sun Solaris operating system and the SBus interface developed and promoted by Sun. In addition, we believe that more than half of our host bus adapters are used to form connections to storage arrays manufactured by EMC. Accordingly, we depend to a certain extent upon the increased market penetration of Sun and EMC systems and our ability to continue to develop products that interoperate effectively in Sun and EMC environments. If the market for Sun and EMC systems does not continue to expand or we do not maintain and increase our market share in this market, our business and results of operations may be harmed.

BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    We rely on third-party suppliers for components that are used in our products, and we have experienced delays and difficulty in securing components in the past. In times of shortage, we have been required to pay, and may in the future be required to pay, substantial premiums for components, which could adversely affect our gross margins. Key components that we use in our products may, from time to time, only be available from single sources with which we do not have long-term contracts. In particular, our SBus host bus adapters use components we obtain from sole source suppliers. The components we use for our products are based on an emerging technology and may not be available with the performance characteristics or in the quantities that we require. Any inability to supply products due to a lack of components or to redesign products to incorporate alternative components in a timely manner could materially adversely affect our business, operating results or financial condition.

OUR OPERATING RESULTS MAY SUFFER BECAUSE OF INCREASING COMPETITION IN THE FIBRE CHANNEL MARKET, AS WELL AS ADDITIONAL COMPETITION FROM ALTERNATIVE DATA STORAGE SOLUTIONS.

    The market in which we compete is intensely competitive. As a result, we will face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, operating results and financial condition. We cannot be certain that we will be able to compete successfully against either current or potential competitors in the future.

    Many of our current and potential competitors, including Emulex Corporation, Qlogic Corporation, Interphase Corporation, Hewlett-Packard, Agilent Technologies, Inc., LSI Logic Corporation and Adaptec, Inc., have substantially greater financial, technical, marketing and distribution resources than we have. We face the threat of potential competition from new entrants into the Fibre Channel market and the SBus segment of that market, which continues to represent a significant portion of our revenues. These potential new entrants include large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share. Emerging companies attempting to obtain a share of the existing market also may compete with us. Our products may also compete at the end-user level with other current or future technology alternatives, such as SCSI, InfiniBand and Gigabit Ethernet. Further, businesses that implement SANs may select fully-integrated SAN systems that are offered by large technology companies. Because such systems do not interoperate with products from independent open system suppliers, like us, customers that invest in these systems will be less likely to purchase our products. Other technologies designed to address the applications served by Fibre Channel today are under development, and because we focus exclusively on Fibre Channel, our business would suffer as a result of competition from such competing technologies.

CONSOLIDATION OF OUR COMPETITORS MAY CAUSE US TO LOSE CUSTOMERS AND HURT OUR SALES.

    Consolidation in the data storage industry may strengthen our competitors' positions in our market, cause us to lose customers and hurt our sales. In addition, acquisitions may strengthen our competitors' financial, technical and marketing resources and provide them with access to potential customers, which may harm our business.

OUR FAILURE TO RETAIN THE PRINCIPAL MEMBERS OF OUR MANAGEMENT TEAM OR OUR FAILURE TO ATTRACT AND RETAIN KEY TECHNICAL, SELLING AND MARKETING PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

    Our success depends upon our retention of the principal members of our senior management team and other key technical, selling and marketing personnel. The loss of the services of key members of our management team might significantly delay or prevent the achievement of our development and strategic objectives. Terry M. Flanagan, our President and Chief Executive Officer, has informed us that he would like to retire. Accordingly, we are actively engaged in a process to find a suitable candidate to replace Dr. Flanagan as our Chief Executive Officer. Dr. Flanagan is participating in the search process and plans to stay with JNI until a successor is found. Dr. Flanagan has also agreed to provide consulting services to us for a period of twelve months following his retirement. We do not maintain key person life insurance on any members of our senior management team, and these employees are under no obligation to continue providing services to JNI. Moreover, many members of our senior management team hold stock options that have become fully vested, which may reduce these individuals' incentives to continue to work for JNI.

    We must continue to attract, train and retain managerial, technical, selling and marketing personnel. In particular, we are currently seeking to hire additional skilled development engineers who are currently in short supply. Competition for such highly skilled employees in our industry is intense, and we cannot be certain that we will be successful in recruiting or retaining such personnel. We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. Many of our employees have only recently joined us, and we intend to expand our employee base significantly. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our operating results may suffer.

BECAUSE WE FOCUS EXCLUSIVELY ON FIBRE CHANNEL PRODUCTS, OUR REVENUES WILL BE LIMITED IF THE FIBRE CHANNEL MARKET DOES NOT CONTINUE TO EXPAND.

    The growth of the market for our products is dependent upon the continued acceptance of Fibre Channel technology as an alternative to other technologies utilized for network and storage communications. If the Fibre Channel market develops more slowly than anticipated or attracts more competitors than we expect, our business, operating results and financial condition would be materially adversely affected. We cannot be certain that Fibre Channel products will gain broader market acceptance or that customers will choose our technology and products.

    To achieve widespread market acceptance, Fibre Channel must supplant current widely accepted alternative technologies such as Small Computer Systems Interface (SCSI). It may be difficult to convince new customers to adopt Fibre Channel technology because many technology companies with SCSI-based product portfolios already have:

    - well-established relationships with our current and potential customers;

    - extensive knowledge of the markets we serve;

    - better name recognition; and

    - extensive development, selling and marketing resources.

If Fibre Channel does not replace existing technologies such as SCSI in emerging applications such as SANs or otherwise achieve broad market acceptance, our growth will be limited. Additionally, new technologies are currently in development that may compete for market share with Fibre Channel if they are successfully developed and commercialized. Because these competing new technologies are likely to have support from technology companies with more significant resources than we and other Fibre Channel companies have, they may limit the growth of the Fibre Channel market and therefore our growth.

IN OUR INDUSTRY, TECHNOLOGY AND OTHER STANDARDS CHANGE RAPIDLY, AND WE MUST KEEP PACE WITH THE CHANGES TO COMPETE SUCCESSFULLY.

    The market for our products is characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. Additionally, changes in technology and customer preferences could potentially render our current products uncompetitive or obsolete. We cannot be certain that we will be successful in designing, supplying and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies from third parties. In addition, because our products are designed to work with software produced by third parties, our operating results could be adversely affected if such third parties delay introduction of new versions of their software for which we have designed new products or if they make unanticipated modifications to such software. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, operating results and financial condition would be materially adversely affected.

THE SAN MARKET IN WHICH WE COMPETE IS NEW AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

    Our products are principally purchased for use in SANs. Accordingly, widespread adoption of SANs as an integral part of data-intensive enterprise computing environments is crucial to our future success. The market for SANs and the related equipment, including the host bus adapters, ASICs and management software we offer, has only recently begun to develop and is rapidly evolving. Because this market is new, it is difficult to predict its potential size or future growth rate. Potential end-users who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach like a SAN. If this market does not develop as rapidly as we anticipate, our operating results may be below the expectations of public market analysts and investors, which would likely cause our stock price to decline. Furthermore, the evolution of the SAN architecture is uncertain. If products are developed that incorporate the host bus adapter or do not require separate adapters, our adapter products may be rendered obsolete or unnecessary.

IF WE DO NOT DEVELOP, MARKET AND SELL HOST BUS ADAPTERS THAT INTEROPERATE WITH OPERATING SYSTEMS OTHER THAN THE SUN SOLARIS OPERATING SYSTEM, THAT INCORPORATE OUR PROPRIETARY EMERALD ASICS AND THAT USE THE PCI BUS ARCHITECTURE, OUR BUSINESS WILL SUFFER.

    We have derived a substantial majority of our historical revenues from sales of host bus adapters that include software designed to work with the Sun Microsystems Solaris operating system, that incorporate third-party ASICs and that use the SBus interface. While we historically have sold products that use the PCI interface as well as the SBus interface, we only recently have begun to ship products that interoperate with operating systems other than the Sun Solaris operating system and incorporate our proprietary Emerald ASICs.

    Our success depends on our ability to continue to develop, market and sell products with these features. These new products remain in the early stage of market introduction and are subject to the risks inherent in the commercialization of new products.

    Host bus adapters designed for environments using the Sun Solaris operating system comprised a substantial majority of the host bus adapters we sold during the six months ended June 30, 2000. While we have developed and have begun to introduce products that interoperate with other operating systems, we may not be successful in developing solutions for all major operating systems or in marketing the new products we develop, and we cannot assure you that our intended customers will purchase our products instead of competing products. Our failure to obtain a significant share of the market for host bus adapters compatible with operating systems other than the Sun Solaris operating system would impair our growth and harm our results of operations.

    We also recently have made our first commercial shipments of host bus adapters that incorporate our proprietary Emerald family of ASICs rather than the third-party ASICs we historically have used. We are seeking additional OEM certifications of our host bus adapters that incorporate our Emerald ASICs, but we may not obtain these certifications on a timely basis or at all. In addition, we must continue to develop and release new and enhanced versions of our ASICs to remain competitive, which will require further certifications by our OEM customers. Accordingly, we may not be successful in marketing products using our proprietary ASICs, and we cannot assure you that our intended customers will purchase these products instead of competing products.

    Finally, we believe Sun Microsystems has begun to phase out the SBus interface in its workstations and low-end servers and may in the future discontinue using the SBus interface in its high-end servers. A significant portion of our products is currently used to connect high-end Sun servers that incorporate SBus interfaces to SANs, and these products have accounted for the substantial majority of our historical revenues. In particular, sales of our FibreStar host bus adapters designed to work with the SBus interface accounted for approximately 78% of our net revenues in the six months ended June 30, 2000, 83% of our net revenues in 1999 and 86% of our net revenues in 1998. If Sun Microsystems expands its phase out of the SBus interface to include high-end servers, our business could suffer due to decreased sales of SBus host bus adapters.

IF WE FAIL TO EXPAND OUR DISTRIBUTION CHANNELS AND MANAGE OUR DISTRIBUTION RELATIONSHIPS, OUR RESULTS OF OPERATIONS COULD BE HARMED SIGNIFICANTLY.

    Our success will depend on our continuing ability to develop and manage relationships with significant OEMs, resellers and systems integrators, as well as on the sales efforts and success of these customers. We may not be able to expand our distribution channels or manage our distribution relationships successfully, and our customers may not market our products effectively. Our failure to expand our distribution channels or successfully manage our distribution relationships or the failure of our customers to sell our products could harm our results of operations.

CONTINUED RAPID GROWTH WILL STRAIN OUR OPERATIONS AND REQUIRE THAT WE INCUR COSTS TO UPGRADE OUR INFRASTRUCTURE.

    We have recently experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our resources. Unless we manage such growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, material planning, inventory management or financial reporting, which may result in unanticipated fluctuations in our operating results. Our management team has had limited experience managing such rapidly growing companies on a public or private basis. We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. In addition, although we test substantially all of our products prior to shipment, some of our customers require additional testing of the products we sell to them. During the six months ended June 30, 2000, more than half of the units we shipped were subject to such additional tests. If our capacity to conduct this testing does not expand concurrently with the anticipated growth of our business, product shipments could be delayed, which could result in delayed or lost revenues and customer dissatisfaction.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG, AND WE MAY INCUR SUBSTANTIAL, NON-RECOVERABLE EXPENSES OR DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT OCCUR WHEN ANTICIPATED OR AT ALL.

    Our sales cycle, particularly to OEMs, typically involves a lengthy certification process during which we generally invest significant resources in addressing customer specifications. The purchase of our products or solutions that incorporate our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and is subject to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also varies substantially from customer to customer. Because of the length of the sales cycle, we may experience a delay between increasing expenses for research and development and selling and marketing efforts and the generation of higher revenues, if any, from such expenditures.

THE FAILURE OF OUR OEM CUSTOMERS TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE AND TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS COULD ADVERSELY AFFECT OUR NET REVENUES.

    Our ability to generate increased revenues depends significantly upon the ability and willingness of our OEM customers to develop and promote products on a timely basis that incorporate our technology. OEMs must commit significant resources each time they develop a product that incorporates one of our new products. If our OEM customers do not invest in the development and marketing of solutions that incorporate our products and successfully market these solutions, then sales of our products to the OEM customers will be adversely affected. The ability and willingness of OEM customers to develop and promote such products is based upon a number of factors beyond our control.

WE EXPECT THE AVERAGE SELLING PRICES OF EACH OF OUR PRODUCTS TO DECREASE OVER TIME FOLLOWING ITS RELEASE, WHICH MAY REDUCE GROSS MARGINS OR REVENUES.

    The market for Fibre Channel products has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of each of our products will decrease over time following its release in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could materially adversely affect our operating results and cause the price of our common stock to decline.

OUR PRODUCT CYCLES MAY BE SHORT, AND FROM TIME TO TIME WE MAY NEED TO WRITE OFF EXCESS AND OBSOLETE INVENTORY.

    In the rapidly changing technology environment in which we operate, product cycles tend to be short. However, we must have sufficient quantities of our products available to satisfy our customers' demands. Accordingly, we order significant quantities of our products from our manufacturers prior to receiving customer orders. Although we expect to sell the inventory within a short period of time, products may remain in inventory for extended periods and may become obsolete because of the passage of time and the introduction of new products. For example, as we introduce successive generations of ASICs, we may experience excess inventory of host bus adapters that incorporate the prior generation of ASICs. In these situations, we would be required to write off obsolete inventory, which could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE RELY ON THIRD PARTIES, AND IN SOME CASES, A SOLE MANUFACTURER, FOR SUBSTANTIALLY ALL OF OUR MANUFACTURING AND ASSEMBLY, FAILURES BY THESE THIRD PARTIES TO PROVIDE PRODUCTS OF SUFFICIENT QUALITY AND QUANTITY COULD CAUSE US TO DELAY PRODUCT SHIPMENTS, WHICH COULD RESULT IN DELAYED OR LOST REVENUES OR CUSTOMER DISSATISFACTION.

    Taiwan Semiconductor Manufacturing Company, or TSMC, is currently our sole manufacturer for all of our Emerald ASIC wafers, and various subcontractors, such as Amkor Technology, Inc., Caesar International Inc. and Siliconware USA Inc., perform assembly, packaging and testing of our ASICs so that we purchase and receive only finished product. SCI Systems, Inc. in Rapid City, South Dakota, and SMS Technologies, Inc. in San Diego, California perform substantially all assembly operations for our host bus adapters. We have no firm long-term commitments from TSMC, SCI or SMS to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

    Our reliance on TSMC for fabrication of our Emerald ASIC wafers involves particular risks. The semiconductor industry is highly cyclical and, in the past, foundry capacity has been very limited at times and may become limited in the future. Our dependence on TSMC increases our exposure to this cyclicality and to possible shortages of key components, product performance shortfalls and reduced controls over delivery schedules, manufacturing capability, quality assurance, quantity and costs. If TSMC or any of our other third-party manufacturers experiences delays, disruptions, earthquakes, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues, competitive position and reputation.

    Further, our business would be harmed if we fail to effectively manage the manufacture of our products. Because we place orders with our manufacturers based on our forecasts of expected demand for our products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers' delivery requirements, or we may accumulate excess inventories.

    We may in the future need to find new contract manufacturers in order to increase our volumes or to reduce our costs. We may not be able to find contract manufacturers that meet our needs, and even if we do, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or elect to change contract manufacturers, we may lose revenues, and our customer relationships may suffer.

OUR RELIANCE ON MANUFACTURERS IN OTHER COUNTRIES OUTSIDE THE U.S. SUBJECTS US TO RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL THAT COULD HARM OUR OPERATING RESULTS.

    Currently, our ASIC products are manufactured by a third party located in Asia, and we may expand our manufacturing, assembly and testing activities abroad. Accordingly, we are subject to risks inherent in international operations, which include:

    - political, social and economic instability;

    - trade restrictions and tariffs;

    - the imposition of governmental controls;

    - exposure to different legal standards, particularly with respect to intellectual property;

    - import and export license requirements;

    - unexpected changes in regulatory requirements; and

    - potentially adverse tax consequences.

    In particular, many Asian countries have in recent years experienced significant economic difficulties, including currency devaluation and instability, business failures and a generally depressed business climate, particularly in the semiconductor industry. In view of our reliance on Asian manufacturers, and our expanded international operations, any future economic downturns in the Asian economy may seriously harm our business.

BECAUSE OUR INTELLECTUAL PROPERTY IS CRITICAL TO THE SUCCESS OF OUR BUSINESS, OUR OPERATING RESULTS WOULD SUFFER IF WE WERE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

    Our proprietary technologies are crucial to our success and ability to compete. We rely primarily on a combination of copyrights, trademarks, trade secret laws and contractual provisions to establish and protect our intellectual property rights in our proprietary technologies, including the source code for our software and the reference designs for our ASICs. We presently have no patents. We generally enter into confidentiality or license agreements with employees, consultants and customers and seek to control access to and distribution of our source code, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary information is difficult. Other parties also may independently develop or otherwise acquire equivalent or superior technology. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, operating results or financial condition.

WE MAY BECOME INVOLVED IN COSTLY AND LENGTHY PATENT INFRINGEMENT OR INTELLECTUAL PROPERTY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS.

    In recent years, there has been significant litigation in the United States and in foreign countries involving patents and other intellectual property rights. We may become party to litigation in the future as a result of an alleged infringement of others' intellectual property. Any such claims, with or without merit, could result in costly and time-consuming litigation or cause product shipment delays which would adversely affect our business, financial condition or operating results. It is possible that patent holders will assert patent rights which apply broadly to our industry, and that such patent rights, if valid, may apply to our products or technology. These or other claims may require us to stop using the challenged intellectual property or to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner or on reasonable terms, our business, operating results or financial condition could be materially adversely affected.

OUR EXPORT SALES SUBJECT US TO RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

    Export sales accounted for 17% of our net revenues in 1999, compared to 14% of net revenues in 1998. In addition, export sales accounted for 23% of our net revenues in the six months ended June 30, 2000. Accordingly, we encounter risks inherent in international operations. Because all of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Our export sales could also be limited or disrupted by any of the following factors:

    - restrictions on the export of technology;

    - longer accounts receivable payment cycles;

    - reduced and limited protections of intellectual property rights;

    - trade restrictions; and

    - changes in tariffs.

FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS BY US OR OUR OEM CUSTOMERS COULD REDUCE OUR SALES OR REQUIRE DESIGN MODIFICATIONS.

    Our products are subject to U.S. Department of Commerce and Federal Communications Commission regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales or requiring design modifications to our products or the products of our OEM customers. Neither we nor our customers may export such products without obtaining an export license. United States export laws also prohibit the export of our products to a number of countries deemed by the U.S. to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS THAT COULD LEAD TO AN INCREASE IN OUR COSTS, REDUCE OUR NET REVENUES OR DAMAGE OUR REPUTATION.

    Products as complex as ours frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have from time to time found errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. The occurrence of hardware or software errors could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause us to lose credibility with current or prospective customers.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS THAT WE RECEIVE FROM THIS OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY.

    We intend to use the net proceeds that we receive from the sale of the common stock in this offering for working capital and general corporate purposes, including product development, selling and marketing and potential acquisitions of products, technologies or companies. Because none of the net proceeds from sales of the shares we are offering are allocated to specific items, management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on our business, operating results or financial condition.

                      RISKS RELATING TO SECURITIES MARKETS

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO FUND THE GROWTH OF OUR BUSINESS, AND FINANCING MAY NOT BE AVAILABLE.

    We currently anticipate that our available capital resources, combined with the net cash proceeds from this offering, cash flows from operations and expected interest income, will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient to fund the growth of our business.

    We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms, but such financings would likely dilute our stockholders. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS' EQUITY AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

    We may pursue acquisitions that could provide new technologies or products. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, the incurrence of debt, or amortization expenses related to goodwill and other intangible assets.

    In addition, acquisitions involve numerous risks, including:

    - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

    - the diversion of management's attention from other business concerns;

    - risks of entering markets in which we have no or limited prior experience; and

    - the potential loss of key employees of the acquired company.

    We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, operating results or financial condition could be materially adversely affected.

OUR STOCK PRICE HAS BEEN EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

    The market price of our common stock has fluctuated widely in the past and is likely to continue to fluctuate in the future. In addition, the stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. Changes in analysts' estimates of our earnings as well as any of the factors described in "Risk Factors" could have a significant impact on the market price of our common stock. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.

    If our stockholders sell substantial amounts of our common stock after this public offering, including shares issued upon the exercise of outstanding options, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the closing of this offering, we will have outstanding an aggregate of approximately 25,155,139 shares of common stock. Of these shares, the 4,500,000 shares of common stock to be sold in this offering, the 5,635,000 shares of common stock sold in our initial public offering and the shares sold to date by our stockholders pursuant to Rule 144 or Rule 701 under the Securities Act will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of JNI as such term is defined in Rule 144 of the Securities Act. All remaining shares held by our existing stockholders were issued and sold by JNI in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder, except for

    - 9,675,000 of the shares distributed by our former parent, Jaymark, Inc., to its stockholders in July 2000, which will be subject to a lock-up period of 180 days from the date of the offering for one half of the shares, and 360 days from the date of the offering for the second half of the shares; and

    - 1,903,434 shares (not including shares distributed by Jaymark which are subject to the lock-up described above) held by our officers, directors and other 5% stockholders, which are subject to lock-up agreements under which these individuals have agreed not to offer or sell any of these shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Salomon Smith Barney Inc., on behalf of the underwriters.

    In addition, we have reserved 8,284,241 shares of common stock for issuance under our stock option and stock purchase plans, of which 4,042,055 shares were subject to outstanding options as of August 31, 2000. On March 29, 2000, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all of the shares of common stock reserved for issuance pursuant to the 1997 Stock Option Plan, the 1999 Stock Option Plan and the 1999 Employee Stock Purchase Plan. In addition, on September 14, 2000, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon exercise of options granted under the 2000 Non-Qualified Stock Option Plan. Accordingly, shares issued upon exercise of such options are freely tradable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains "forward-looking statements," which may include statements relating to the following:

    - our business strategy;

    - the timing of and plans for the introduction of new products and enhancements;

    - plans for hiring additional personnel;

    - anticipated growth in the market for Fibre Channel products;

    - our ability to obtain ISO 9001 certification;

    - the effect of FASB Interpretation No. 44 on our financial position and results of operations;

    - entering into strategic alliances; and

    - the adequacy of anticipated sources of funds, including the proceeds from this offering, to fund our operations for at least the 12 months following the date of this prospectus.

    Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "continue," "may," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 1,000,000 shares of common stock offered by us will be approximately $75.2 million, based on an assumed public offering price of $80.375 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

    We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including:

    - product development;

    - selling and marketing; and

    - potential acquisitions of products, technologies or companies.

    While we from time to time engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements, understandings or commitments with respect to such transactions. Pending the uses described herein, we will invest the net proceeds in short-term, interest bearing, investment grade securities.

    Based on our current operating plan, we anticipate that the net proceeds of this offering, together with cash flow from operations and expected interest income, should be sufficient to finance our capital requirements for at least the next 12 months. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors, in its discretion, deems relevant.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol JNIC since our initial public offering on October 27, 1999. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sale prices of our common stock, as reported on the Nasdaq National Market for the periods indicated:


1999                                                         High         Low
-----------------------------------------------------------  -------     ------
Fourth Quarter (from October 27, 1999)                       $114.75     $38.75
2000
-----------------------------------------------------------
First Quarter                                                $ 88.00     $48.00
Second Quarter                                               $ 52.13     $20.00
Third Quarter (through September 14, 2000)                   $ 81.00     $28.88

    On September 14, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $80.375. As of August 31, 2000, there were approximately 211 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of JNI as of June 30, 2000 on an actual basis and as adjusted to give effect to:

    - the receipt of the net proceeds from the sale of 1,000,000 shares of common stock by us at an assumed public offering price of $80.375 per share, and

    - the application of such net proceeds.

    The table does not reflect the 4,028,748 shares of common stock issuable upon exercise of outstanding options at June 30, 2000 at a weighted average exercise price per share of $7.74. See "Management--Stock Option Plans."

    This table should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. Also see "Use of Proceeds" and "Certain Transactions."

                                                                        AS OF JUNE 30, 2000
                                                                   ------------------------------
                                                                     ACTUAL          AS ADJUSTED
                                                                   ----------       -------------
                                                                    (IN THOUSANDS, EXCEPT SHARE
                                                                       AND PER SHARE AMOUNTS)
Stockholders' equity:
  Preferred stock, par value $0.001 per share;
    5,000,000 shares authorized and no shares issued and
    outstanding, actual and as adjusted.....................         $    --            $     --
  Common stock, par value $0.001 per share: 100,000,000
    shares authorized and 23,643,446 shares issued and
    outstanding, actual; 100,000,000 shares authorized and
    24,643,446 shares issued and outstanding, as adjusted...              24                  25
  Additional paid-in capital................................          67,622             142,845
  Unearned stock-based compensation.........................            (977)               (977)
  Accumulated other comprehensive income (loss).............             (43)                (43)
  Retained earnings.........................................           3,072               3,072
                                                                     -------            --------
  Total stockholders' equity................................          69,698             144,922
                                                                     -------            --------
  Total capitalization......................................         $69,698            $144,922
                                                                     =======            ========

                            SELECTED FINANCIAL DATA

    The following selected financial data of JNI presented below as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and as of and for the six-month periods ended June 30, 1999 and 2000 are derived from the financial statements of JNI. The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 have been audited and are included elsewhere in this prospectus. The selected financial data as of December 31, 1997 and for the year ended December 31, 1996 have been derived from audited financial statements for JNI that are not included in this prospectus. The selected financial data as of December 31, 1995 and 1996 and as of June 30, 2000 and for the year ended December 31, 1995 and for the six-month periods ended June 30, 1999 and 2000 are unaudited, have been prepared on the same basis as the audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information in accordance with generally accepted accounting principles. The selected financial data set forth below contain only a portion of JNI's financial statements and should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Note 1 to Financial Statements for an explanation of the calculations of earnings (loss) per share and per share amounts.

                                                                                                                  SIX MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues.......................................   $   74    $   374    $ 2,903    $12,189    $40,171    $14,912    $42,501
  Cost of revenues...................................       53        348      1,252      5,361     15,402      5,453     17,235
                                                        ------    -------    -------    -------    -------    -------    -------
    Gross margin.....................................       21         26      1,651      6,828     24,769      9,459     25,266
                                                        ------    -------    -------    -------    -------    -------    -------
  Operating expenses:
    Research and development.........................      381        510      1,202      2,919     11,951      4,938      8,820
    Selling and marketing............................      161        532        681      1,526      4,806      2,073      5,255
    General and administrative.......................       73        471        822      1,698      3,476      1,286      3,396
    Amortization of intangible assets................       --         --         --         47      1,506        110      2,679
    Amortization of stock-based
      compensation...................................       --         --         --         35        842        401        341
                                                        ------    -------    -------    -------    -------    -------    -------
      Total operating expenses.......................      615      1,513      2,705      6,225     22,581      8,808     20,491
                                                        ------    -------    -------    -------    -------    -------    -------
  Operating income (loss)............................     (594)    (1,487)    (1,054)       603      2,188        651      4,775
  Interest income....................................       --         --         --         --        352         --      1,058
  Interest expense--affiliate........................       --         --       (130)      (265)      (455)      (289)        --
                                                        ------    -------    -------    -------    -------    -------    -------
  Income (loss) before income taxes..................     (594)    (1,487)    (1,184)       338      2,085        362      5,833
  Income tax provision (benefit).....................       --         --         --         27       (673)    (1,405)     2,217
                                                        ------    -------    -------    -------    -------    -------    -------
  Net income (loss)..................................   $ (594)   $(1,487)   $(1,184)   $   311    $ 2,758    $ 1,767    $ 3,616
                                                        ======    =======    =======    =======    =======    =======    =======
Earnings (loss) per common share:
  Basic..............................................   $(1.41)   $ (3.54)   $ (2.82)   $  0.74    $  0.64    $  4.21    $  0.16
                                                        ======    =======    =======    =======    =======    =======    =======
  Diluted............................................   $(1.41)   $ (3.54)   $ (2.82)   $  0.02    $  0.12    $  0.08    $  0.13
                                                        ======    =======    =======    =======    =======    =======    =======
Number of shares used in per share computations:
  Basic (1)..........................................      420        420        420        420      4,285        420     22,499
  Diluted (1)........................................      420        420        420     17,977     23,789     22,726     26,915

                                                                            AS OF DECEMBER 31,
                                                           ----------------------------------------------------   AS OF JUNE 30,
                                                             1995       1996       1997       1998       1999          2000
                                                           --------   --------   --------   --------   --------   ---------------
                                                                                                                    (UNAUDITED)
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities.......    $ --       $ --      $   --    $    --    $44,829        $44,794
  Working capital........................................     178        325        (923)    (1,830)    49,346         55,201
  Total assets...........................................     259        446       1,900      7,814     72,825         81,981
  Due to affiliate.......................................      --         --       1,950      3,061         --             --
  Stockholders' equity (deficit).........................     196        362        (740)     1,173     65,222         69,698

------------------------------
(1) The number of shares used in the basic and diluted share computations assumes the shares of common stock issued in February 1997 were outstanding for all prior periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and the related notes contained elsewhere in this prospectus.

OVERVIEW

    We are a leading developer and manufacturer of Fibre Channel hardware and software products that form critical elements of SANs. We offer a broad line of host bus adapters, ASICs and software that provide high bandwidth for data communication, high speed data transmission without degradation over distances of up to ten kilometers, guaranteed data delivery and scalability to large numbers of network connections. We commenced operations in 1993 as a division of Jaycor, Inc. In February 1997, Jaycor effected a corporate reorganization in which it formed two new corporations: Jaymark, Inc. and JNI. Jaymark became the parent of Jaycor and of JNI in that reorganization transaction. Jaycor then transferred technology and assets relating to its Fibre Channel business to Jaymark, which in turn contributed these assets to JNI. While operating as a division of Jaycor, we shipped our first commercially available Fibre Channel products in 1995. We commenced volume production of host bus adapters in 1996, and we are currently the leading independent supplier of host bus adapters for the Sun Solaris operating system. In late 1998, we obtained our initial certification from an OEM customer for our host bus adapters for the PCI interface, and in 1999 we introduced a much lower cost host bus adapter for the PCI interface based on Fibre Channel products and technology acquired from Adaptec. We first achieved operating income in the quarter ended September 30, 1998. We completed our initial public offering in October 1999.

    In July 2000, Jaymark, Inc. which owned 14,175,000 shares of JNI common stock, representing approximately 60% of our outstanding common stock as of June 30, 2000, distributed those shares to its stockholders in a reorganization transaction which resulted in Jaymark's liquidation and dissolution and eliminated control of JNI by Jaymark. Under a reorganization agreement among JNI, Jaymark and two of Jaymark's subsidiaries, we facilitated Jaymark's reorganization and liquidating distribution in exchange for lock-up agreements that restrict Jaymark's stockholders' ability to sell the JNI shares received in the distribution. For more information about Jaymark's reorganization, see "Certain Transactions--Agreements with Jaymark and Jaycor."

    We derive substantially all of our revenue from sales of our FibreStar line of host bus adapters. Historically, we have derived the substantial majority of our revenues from sales of our FibreStar host bus adapters designed for the SBus specification. Sun Microsystems manufactures and sells substantially all of the servers that incorporate the SBus interface. We believe Sun has begun to phase out the SBus interface in its workstations and low-end servers and may in the future discontinue using the SBus interface in its high-end servers. Accordingly, we expect that sales of our products designed to work with the SBus interface will eventually decline, and that our host bus adapters designed for the PCI bus will account for an increasing proportion of revenues in the future. We also derive revenues from sales of our proprietary Emerald ASICs. Historically, a limited number of OEMs and distributor customers have accounted for a significant majority of our total net revenues in each fiscal period. The loss of any of our key customers, or a significant reduction in sales to any of those customers, could significantly reduce our net revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers.

    We generally recognize revenue from product sales upon shipment. We provide allowances for estimated sales returns at the time of revenue recognition. We sell to our distribution channel customers under volume purchase agreements. Some of those agreements provide for stock rotation, where the customer may return product provided that it places a new order for replacement product. Due to our changing product mix, during the second quarter of 2000, we began recognizing revenue from sales to our distributors that have contractual rights of return only when these distributors ship our products to their end-user customers. We continue to recognize revenue upon shipment for sales to all other customers.

    Cost of revenues is comprised principally of payments to our contract manufacturers, costs of components, material expediting charges, final assembly costs, manufacturing and quality-related costs, inventory management costs and support costs. We expect our gross margin to be affected by many factors, including changes in average unit selling price, fluctuations in demand for our products, the mix of products sold, the mix of sales channels through which our products are sold, the timing and size of customer orders, fluctuations in manufacturing volumes, changes in costs of components, inventory write-offs, and new product introductions both by us and our competitors.

    Research and development expenses consist primarily of salaries and related expenses for engineering personnel, fees paid to consultants and outside service providers, depreciation of development and test equipment, prototyping expenses related to the design, development, testing and enhancements of our products and the cost of computer support services. We expense all research and development costs as incurred.

    Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, public relations, advertising, promotional and trade show costs and travel expenses.

    General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources, information technology, administrative activities and legal and accounting fees.

    Amortization of intangible assets arises from the amortization of intangible assets acquired in connection with the purchase of products and technology from Adaptec in November 1998 for 1,132,895 shares of common stock and a warrant to purchase 840,000 shares of common stock. As a result of the consideration paid to Adaptec, we recorded $11.6 million in intangible assets related to the core technology acquired which is being amortized over an estimated useful life of three years.

    Amortization of stock-based compensation relates to deferred compensation recorded in connection with the grant of stock options to employees in all operating expense categories where the option exercise price is less than the fair value of the underlying shares of common stock as determined for financial reporting purposes. We have recorded deferred compensation within stockholders' equity of approximately $2.2 million which is being amortized over the vesting period of the related stock options, generally four years.

    We recognized an income tax benefit during the quarter ended June 30, 1999 due primarily to utilization of net operating loss carryforwards and the release of a deferred tax valuation allowance in that period. For the periods prior to June 30, 1999, due to our history of losses, we did not recognize any tax benefits for net operating losses and did not recognize any research and development tax credits. In the quarter ended June 30, 1999, we determined that it was more likely than not that we would be able to use the tax benefits in future periods. As a result, we realized a tax benefit of $1.4 million in the quarter ended June 30, 1999, which created a corresponding increase in net income in that period.

RESULTS OF OPERATIONS

    The following table summarizes our operating results as a percentage of net revenues for each of the periods shown:

                                                                                                     SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                                  --------------------------------------       -----------------------
                                                    1997           1998           1999           1999           2000
                                                  --------       --------       --------       --------       --------
STATEMENT OF OPERATIONS DATA:
  Net revenues..................................   100.0%         100.0%         100.0%         100.0%         100.0%
  Cost of revenues..............................    43.1           44.0           38.3           36.6           40.6
                                                   -----          -----          -----          -----          -----
    Gross margin................................    56.9           56.0           61.7           63.4           59.4
                                                   -----          -----          -----          -----          -----
  Operating expenses:
    Research and development....................    41.4           23.9           29.8           33.1           20.7
    Selling and marketing.......................    23.5           12.5           12.0           13.9           12.4
    General and administrative..................    28.3           13.9            8.7            8.6            8.0
    Amortization of intangible assets...........      --            0.4            3.7            0.7            6.3
    Amortization of stock-based
      compensation..............................      --            0.3            2.1            2.7            0.8
                                                   -----          -----          -----          -----          -----
      Total operating expenses..................    93.2           51.0           56.3           59.0           48.2
                                                   -----          -----          -----          -----          -----
  Operating income (loss).......................   (36.3)           5.0            5.4            4.4           11.2
  Interest income...............................      --             --            0.9             --            2.5
  Interest expense--affiliate...................    (4.5)          (2.2)          (1.1)          (1.9)            --
                                                   -----          -----          -----          -----          -----
  Income (loss) before income taxes.............   (40.8)           2.8            5.2            2.5           13.7
  Income tax provision (benefit)................      --            0.2           (1.7)          (9.4)           5.2
                                                   -----          -----          -----          -----          -----
  Net income (loss).............................   (40.8)%          2.6%           6.9%          11.9%           8.5%
                                                   =====          =====          =====          =====          =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2000 AND 1999

    NET REVENUES. Net revenues increased $27.6 million, or 185%, to $42.5 million in the six months ended June 30, 2000 from $14.9 million in the six months ended June 30, 1999. The increase was due to an increase in sales of SBus and PCI host bus adapter products with a $20.5 million increase in SBus sales and a $6.8 million increase in PCI sales. The increase in revenues reflects the increased demand for our products and the continued growth in the market for Fibre Channel products.

    GROSS MARGIN. Gross margin increased $15.8 million, or 167%, to $25.3 million in the six months ended June 30, 2000 from $9.5 million in the six months ended June 30, 1999. Gross margin as a percentage of net revenues decreased to 59.4% during the six months ended June 30, 2000 from 63.4% during the six months ended June 30, 1999. The decrease was due to increased sales of our PCI host bus adapter products which generally have lower gross margins than our SBus host bus adapter products. Gross margins for the six months ended
June 30, 2000 also decreased as a result of inventory reserves recorded for slow moving and obsolete inventory.

    RESEARCH AND DEVELOPMENT.  Research and development expenses increased
$3.9 million, or 79%, to $8.8 million for the six months ended June 30, 2000 from $4.9 million for the six months ended June 30, 1999. The increase was due primarily to higher personnel costs and contracted services, resulting from an increase in the number of personnel needed in order to staff a higher level of research and development, and higher depreciation expense, resulting from an increase in capital expenditures necessary to expand our research and development efforts. As a percentage of net revenues, research and development expenses decreased to 20.7% for the six months ended June 30, 2000 from 33.1% for the six months ended June 30, 1999. This decrease was primarily attributable to the increase in revenues. We anticipate that research and development expenses will increase in absolute dollars in future periods as we hire additional personnel and introduce enhanced versions of our products but will continue to decrease as a percentage of net revenues.

    SELLING AND MARKETING.  Selling and marketing expenses increased
$3.2 million, or 154%, to $5.3 million for the six months ended June 30, 2000 from $2.1 million for the six months ended June 30, 1999. The increase in selling and marketing expenses was due primarily to an increase in personnel costs resulting from the expansion of our sales and marketing staff, increased trade show participation and continued spending on an advertising and marketing program which we launched in the first quarter to focus on our premium branding and channel expansion. Selling and marketing expenses as a percentage of net revenues decreased to 12.4% for the six months ended June 30, 2000 from 13.9% for the six months ended June 30, 1999 primarily due to the increase in our revenues. We anticipate that selling and marketing expenses will increase in absolute dollars in future periods and may increase as a percentage of net revenues as we continue our efforts to increase brand awareness and expand our sales channel.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $2.1 million, or 164%, to $3.4 million for the six months ended June 30, 2000 from $1.3 million for the six months ended June 30, 1999. The increase was primarily due to higher personnel costs arising from the addition of new employees and additional expenses associated with being a public company. General and administrative expenses as a percentage of net revenues decreased to 8.0% for the six months ended June 30, 2000 from 8.6% for the six months ended June 30, 1999. We anticipate that general and administrative expenses will increase in absolute dollars in future periods but will decrease as a percentage of net revenues.

    AMORTIZATION OF INTANGIBLE ASSETS. We amortized $2.7 million of intangible assets during the six months ended June 30, 2000 compared to $110,000 during the six months ended June 30, 1999. The increase in amortization expense relates to the significant increase in intangible assets that resulted from the additional consideration we issued to Adaptec in the third quarter of 1999 for the Fibre Channel technology we acquired from Adaptec in November 1998.

    AMORTIZATION OF STOCK-BASED COMPENSATION. In connection with the grant of stock options to employees, we recorded total stock-based compensation within stockholders' equity (deficit) of $2.2 million and amortized stock-based compensation of $341,000 and $401,000 during the six months ended June 30, 2000 and 1999, respectively.

    INTEREST INCOME. Interest income of $1.1 million primarily represents interest earned on our investments in marketable securities during the six months ended June 30, 2000. We had no interest income in the corresponding period in 1999.

    INTEREST EXPENSE. Interest expense for the six months ended June 30, 1999 represents interest associated with our intercompany revolver borrowings from Jaycor. Subsequent to our initial public offering, we repaid the outstanding balance to Jaycor in full. Accordingly, we had no interest expense in the six months ended June 30, 2000.

    INCOME TAX PROVISION (BENEFIT). We recognized an income tax provision of $2.2 million, with an effective tax rate of 38.0%, during the six months ended June 30, 2000 as a result of the taxable income generated in the six months ended June 30, 2000. We recognized an income tax benefit of $1.4 million in the six months ended June 30, 1999 due primarily to the utilization of net operating loss carryforwards and the release of a deferred tax valuation allowance. The valuation allowance was released during the period based on management's determination at the time that our ability to realize such a benefit was more likely than not. This determination was based on our historical operating results, which included the fourth consecutive quarter of pre-tax net income (before non-deductible stock-based compensation), and anticipated future operating results.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998

    NET REVENUES. Net revenues increased $28.0 million, or 230%, to $40.2 million for the year ended December 31, 1999 from $12.2 million for the year ended December 31, 1998. The substantial majority of the increase was due to an increase in sales of SBus host bus adapters. To a lesser extent, the increase in net revenues was due to an increase in sales of PCI host bus adapters. The increase in revenues also reflects the growth in the market for Fibre Channel products and the increased market acceptance of our products. In 1999, our top five customers accounted for 60% of net revenues compared to 56% of net revenues for the top five customers in 1998. Sales to customers outside of the United States accounted for 17% of net revenues in 1999 compared to 14% of net revenues in 1998.

    GROSS MARGIN. Gross margin increased $17.9 million, or 263%, to $24.8 million in 1999 from $6.8 million in 1998. Gross margin as a percentage of net revenues increased to 61.7% in 1999 from 56.0% in 1998. The increase was due to lower component and manufacturing costs and the allocation of fixed manufacturing costs over a greater revenue base.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $9.0 million, or 309%, to $12.0 million in 1999 from $2.9 million in 1998. The increase was due primarily to higher personnel costs and contracted services, resulting from an increase in the number of personnel in order to staff a higher level of research and development activities and the payment of incentive bonuses in 1999. In addition, equipment purchases and rentals and prototyping expenses increased to complete development of products based on the technology we acquired from Adaptec in November 1998. We also incurred increased research and development expenses related to improvements in our SBus host bus adapters and the development of new drivers for our PCI host bus adapters. As a percentage of net revenues, research and development expenses increased to 29.8% in 1999 from 23.9% in 1998.

    SELLING AND MARKETING.  Selling and marketing expenses increased
$3.3 million, or 215%, to $4.8 million in 1999 from $1.5 million in 1998. The increase was primarily due to higher personnel costs, trade shows and promotional items, and travel expenses resulting from an increase in the number of selling and marketing personnel and increased trade show participation. Selling and marketing expenses as a percentage of net revenues decreased to 12.0% in 1999 from 12.5% in 1998 primarily due to the increase in our revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $1.8 million, or 105%, to $3.5 million in 1999 from $1.7 million in 1998. The increase was primarily due to higher personnel costs arising from the addition of new employees and higher legal and accounting costs resulting from increased business activity. General and administrative expenses as a percentage of net revenues decreased to 8.7% in 1999 from 13.9% in 1998 due to the increase in revenues.

    AMORTIZATION OF INTANGIBLE ASSETS. We amortized $1.5 million of intangible assets during the year ended December 31, 1999 compared to $47,000 during the year ended December 31, 1998. The increase in amortization expense is attributed to the significant increase in intangible assets resulting from the additional consideration issued to Adaptec in the third quarter of fiscal 1999 for the Fibre Channel technology acquired from Adaptec in November 1998. See Note 2 to the Financial Statements.

    AMORTIZATION OF STOCK-BASED COMPENSATION. We amortized stock-based compensation of $842,000 and $35,000 during the years ended December 31, 1999 and 1998, respectively, related to the grant of stock options to employees.

    INTEREST INCOME. Interest income of $352,000 primarily represents interest earned in November and December 1999 on our investments in marketable securities.

    INTEREST EXPENSE. Interest expense increased by $190,000 to $455,000 for the year ended December 31, 1999 from $265,000 for the year ended December 31, 1998. The increase resulted from higher intercompany revolver borrowings from Jaycor to finance increased inventory and accounts receivable, reflecting the rapid growth in revenues during that period. Subsequent to our initial public offering, the outstanding balance to Jaycor was paid in full.

    INCOME TAX PROVISION (BENEFIT). We recognized an income tax benefit of $673,000 during the year ended December 31, 1999 due primarily to the utilization of net operating loss carryforwards and the release of a deferred tax asset valuation allowance. The valuation allowance was released during the second quarter of 1999 based on management's determination that it became more likely than not that our net deferred tax assets will be realized. This determination was based on our historical operating results, which included the fourth consecutive quarter of pre-tax net income (before non-deductible stock-based compensation), and anticipated future operating results. Excluding the effect of the release of the valuation allowance, the tax rate for 1999 would have been approximately 35%. In 1998, we recorded an income tax provision of $27,000 which represented a current tax liability for alternative minimum taxes.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

    NET REVENUES. Net revenues increased $9.3 million, or 320%, to $12.2 million in 1998 from $2.9 million in 1997. These increases primarily reflect a higher level of sales to our OEM customers resulting from increased market acceptance of Fibre Channel technology and our products and the initiation of sales through our distribution channel customers. In the year ended December 31, 1998, our top five customers accounted for approximately 57% of our net revenues, compared to 54% for the top five customers in 1997.

    GROSS MARGIN. Gross margin increased $5.1 million, or 314%, to $6.8 million in 1998 from $1.7 million in 1997 due to increased revenues. Gross margin as a percentage of net revenues decreased slightly to 56.0% in 1998 from 56.9% in 1997.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $1.7 million, or 143%, to $2.9 million in 1998, primarily due to expenses related to developing new products and enhancements to existing products. As a percentage of net revenues, research and development expenses decreased to 23.9% in 1998 from 41.4% in 1997. This decrease was primarily attributable to the increase in revenues.

    SELLING AND MARKETING. Selling and marketing expenses increased $845,000, or 124%, to $1.5 million in 1998 from $681,000 in 1997. The increase was primarily due to additional salaries and expenses for marketing and sales personnel. Selling and marketing expenses as a percentage of net revenues decreased to 12.5% in 1998 from 23.5% in 1997 primarily due to the increase in revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $876,000, or 107%, to $1.7 million in 1998 from $822,000 in 1997. The increase was primarily due to higher personnel costs arising from the addition of new employees. General and administrative expenses as a percentage of net revenues decreased to 13.9% in 1998 from 28.3% in 1997 as a result of an increase in revenues.

    AMORTIZATION OF INTANGIBLE ASSETS. We amortized $47,000 of intangible assets during the year ended December 31, 1998. Amortization of intangible assets during the year ended December 31, 1997 was $0.

    AMORTIZATION OF STOCK-BASED COMPENSATION. In connection with the grant of stock options to employees during the year ended December 31, 1998, we recorded stock-based compensation within stockholders' equity (deficit) of $1.0 million. We amortized $35,000 of that amount during 1998. Amortization of stock-based compensation during the year ended December 31, 1997 was $0.

    INTEREST EXPENSE. Interest expense increased by $135,000, or 104%, to $265,000 in 1998 from $130,000 in 1997. The increase resulted from higher intercompany revolver borrowings from Jaycor to finance increased accounts receivable and inventories to support the increased level of sales.

    INCOME TAX PROVISION (BENEFIT). In 1998, we recorded an income tax provision of $27,000 which represented a current tax liability for alternative minimum taxes. Due to our history of losses, our regular tax liability was offset by net operating loss carryforwards for which no benefit had previously been recognized. An income tax provision of $0 was recognized in 1997 due to our loss position.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly operating information for each of the ten quarters ending with the quarter ended June 30, 2000. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                     THREE MONTHS ENDED
                                   ---------------------------------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                     1998       1998       1998        1998       1999       1999       1999        1999
                                   --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                       (IN THOUSANDS)
Net revenues.....................   $1,454     $2,372     $3,103      $5,260     $6,363    $ 8,549     $10,852    $14,407
Cost of revenues.................      673      1,057      1,379       2,252      2,287      3,166       4,242      5,707
                                    ------     ------     ------      ------     ------    -------     -------    -------
  Gross margin...................      781      1,315      1,724       3,008      4,076      5,383       6,610      8,700
                                    ------     ------     ------      ------     ------    -------     -------    -------
Operating expenses:
  Research and development.......      438        631        751       1,099      2,182      2,756       3,035      3,978
  Selling and marketing..........      252        416        385         473        936      1,137       1,330      1,403
  General and administrative.....      251        274        396         777        674        612         859      1,331
  Amortization of intangible
    assets.......................       --         --         --          47         55         55          56      1,340
  Amortization of stock-based
    compensation.................       --         --         --          35        163        238         236        205
                                    ------     ------     ------      ------     ------    -------     -------    -------
    Total operating expenses.....      941      1,321      1,532       2,431      4,010      4,798       5,516      8,257
                                    ------     ------     ------      ------     ------    -------     -------    -------
Operating income (loss)..........     (160)        (6)       192         577         66        585       1,094        443
Interest income..................       --         --         --          --         --         --          --        352
Interest expense-affiliate.......      (44)       (74)       (77)        (70)      (133)      (156)       (105)       (61)
                                    ------     ------     ------      ------     ------    -------     -------    -------
Income (loss) before income
  taxes..........................     (204)       (80)       115         507        (67)       429         989        734
Income tax provision (benefit)...       --         --         --          27          8     (1,413)        549        183
                                    ------     ------     ------      ------     ------    -------     -------    -------
Net income (loss)................   $ (204)    $  (80)    $  115      $  480     $  (75)   $ 1,842     $   440    $   551
                                    ======     ======     ======      ======     ======    =======     =======    =======

                                   THREE MONTHS ENDED
                                   -------------------
                                   MAR. 31,   JUNE 30,
                                     2000       2000
                                   --------   --------
                                     (IN THOUSANDS)
Net revenues.....................  $18,477    $24,024
Cost of revenues.................    7,347      9,888
                                   -------    -------
  Gross margin...................   11,130     14,136
                                   -------    -------
Operating expenses:
  Research and development.......    4,022      4,798
  Selling and marketing..........    2,321      2,934
  General and administrative.....    1,653      1,743
  Amortization of intangible
    assets.......................    1,340      1,339
  Amortization of stock-based
    compensation.................      174        167
                                   -------    -------
    Total operating expenses.....    9,510     10,981
                                   -------    -------
Operating income (loss)..........    1,620      3,155
Interest income..................      516        542
Interest expense-affiliate.......       --         --
                                   -------    -------
Income (loss) before income
  taxes..........................    2,136      3,697
Income tax provision (benefit)...      812      1,405
                                   -------    -------
Net income (loss)................  $ 1,324    $ 2,292
                                   =======    =======

                                                          THREE MONTHS ENDED
                                   ----------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     1998       1998       1998        1998       1999       1999
                                   --------   --------   ---------   --------   --------   --------
                                                  (AS A PERCENTAGE OF NET REVENUES)
Net revenues.....................   100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Cost of revenues.................    46.3       44.6        44.4       42.8       35.9       37.0
                                    -----      -----       -----      -----      -----      -----
  Gross margin...................    53.7       55.4        55.6       57.2       64.1       63.0
                                    -----      -----       -----      -----      -----      -----
Operating expenses:
  Research and development.......    30.1       26.6        24.2       20.9       34.3       32.2
  Selling and marketing..........    17.3       17.5        12.4        9.0       14.7       13.3
  General and administrative.....    17.3       11.6        12.8       14.7       10.6        7.2
  Amortization of intangible
    assets.......................      --         --          --        0.9        0.9        0.7
  Amortization of stock-based
    compensation.................      --         --          --        0.7        2.6        2.8
                                    -----      -----       -----      -----      -----      -----
    Total operating expenses.....    64.7       55.7        49.4       46.2       63.1       56.2
                                    -----      -----       -----      -----      -----      -----
Operating income (loss)..........   (11.0)      (0.3)        6.2       11.0        1.0        6.8
Interest income..................      --         --          --         --         --         --
Interest expense-affiliate.......    (3.0)      (3.1)       (2.5)      (1.3)      (2.1)      (1.8)
                                    -----      -----       -----      -----      -----      -----
Income (loss) before income
  taxes..........................   (14.0)      (3.4)        3.7        9.7       (1.1)       5.0
Income tax provision (benefit)...      --         --          --        0.6        0.1      (16.5)
                                    -----      -----       -----      -----      -----      -----
Net income (loss)................   (14.0)%     (3.4)%       3.7%       9.1%      (1.2)%     21.5%
                                    =====      =====       =====      =====      =====      =====

                                               THREE MONTHS ENDED
                                   ------------------------------------------
                                   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     1999        1999       2000       2000
                                   ---------   --------   --------   --------
                                       (AS A PERCENTAGE OF NET REVENUES)
Net revenues.....................    100.0%     100.0%     100.0%     100.0%
Cost of revenues.................     39.1       39.6       39.8       41.2
                                     -----      -----      -----      -----
  Gross margin...................     60.9       60.4       60.2       58.8
                                     -----      -----      -----      -----
Operating expenses:
  Research and development.......     28.0       27.6       21.7       20.0
  Selling and marketing..........     12.2        9.7       12.6       12.2
  General and administrative.....      7.9        9.3        8.9        7.3
  Amortization of intangible
    assets.......................      0.5        9.3        7.3        5.6
  Amortization of stock-based
    compensation.................      2.2        1.4        0.9        0.7
                                     -----      -----      -----      -----
    Total operating expenses.....     50.8       57.3       51.4       45.8
                                     -----      -----      -----      -----
Operating income (loss)..........     10.1        3.1        8.8       13.0
Interest income..................       --        2.4        2.8        2.3
Interest expense-affiliate.......     (1.0)      (0.4)        --         --
                                     -----      -----      -----      -----
Income (loss) before income
  taxes..........................      9.1        5.1       11.6       15.3
Income tax provision (benefit)...      5.0        1.3        4.4        5.8
                                     -----      -----      -----      -----
Net income (loss)................      4.1%       3.8%       7.2%       9.5%
                                     =====      =====      =====      =====

    Quarterly revenues have steadily increased over the past ten quarters due to new product introductions, a growing number of OEM customers that launched Fibre Channel systems incorporating our products and technology and increased end-user demand for Fibre Channel solutions. The upward trend in revenues is substantially the result of growing sales of our SBus host bus adapter products and, to a lesser extent, an increase in the sales of our PCI host bus adapter products in late 1998, 1999 and 2000. Gross margins in absolute dollars have increased due to increased sales. Gross margin as a percentage of net revenues declined in the quarters ended June 30, 1999 and September 30, 1999 due to increased sales of our PCI host bus adapter products which generally have lower gross margins than our SBus host bus adapter products and due to increased sales to distributors which generally have lower gross margins than sales to our OEM customers. The decline in gross margin as a percentage of net revenues during the quarter ended December 31, 1999 is primarily attributed to higher costs of goods sold resulting from higher component costs and increases in reserves for inventory obsolescence incurred during the fourth quarter. Gross margin as a percentage of net revenues remained relatively flat from the fourth quarter of 1999 to the first quarter of 2000. The decline in gross margin as a percentage of net revenues during the quarter ended June 30, 2000 was due to increased sales of our PCI host bus adapter products which generally have lower gross margins than our SBus host bus adapter products and increases in reserves for slow moving and obsolete inventory incurred during the second quarter. Research and development expenses have generally increased as a result of our increased investment in product development. Research and development expenses increased significantly in 1999 principally due to our acquisition of Adaptec's Fibre Channel products and technology. Selling and marketing and general and administrative expenses in absolute dollar terms have generally increased to support our growth in revenues.

    Our quarterly results are likely to vary due to a number of factors such as demand for our products, the size and timing of significant orders, introduction of new products by us and by our competitors, the relatively long sales and deployment cycles for our products, changes in our operating expenses, changes in costs or availability of materials and a variety of other factors discussed in "Risk Factors" and elsewhere in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to our initial public offering in October 1999, borrowings from Jaycor, Inc., a wholly-owned subsidiary of our former parent corporation Jaymark, Inc., were our principal source of working capital. Upon the completion of our initial public offering, we raised approximately $49.5 million after the payment of underwriters' commissions but before the deduction of offering expenses. The proceeds from our initial public offering and cash flow generated from operations are currently the primary source of funding for our operations. Subsequent to the initial public offering, all amounts due to Jaycor were paid in full, and we no longer borrow from Jaycor.

    During the six months ended June 30, 2000, cash provided by operating activities was $1.7 million, compared to $458,000 of cash used in operating activities during the six months ended June 30, 1999. The cash provided by operations during the six months ended June 30, 2000 reflects net income before depreciation and amortization of approximately $7.6 million, increased by an increase in deferred revenue, accounts payable and accrued liabilities of $4.7 million and offset by the increase in accounts receivable, inventories, deferred income taxes and other assets of approximately $10.5 million. The cash provided by operations during the six months ended June 30, 1999 reflects net income before depreciation and amortization of approximately $2.9 million, increased by an increase in accounts payable and accrued liabilities and offset by the increase in accounts receivable, inventories and deferred income taxes. In 1999, cash provided by operating activities was $2.6 million, compared to $751,000 of cash provided by operating activities in 1998. The cash provided by operations in 1999 reflects net income before depreciation and amortization of approximately $6.3 million and an increase in accounts payable and accrued liabilities, which were partially offset by an increase in accounts receivable, inventories and deferred income taxes. The cash provided by operations in 1998 reflects net income before depreciation and amortization of approximately $636,000 and an increase in accounts payable and accrued liabilities, which were partially offset by an increase in accounts receivable and inventories. In 1997, cash used in operating activities was $1.7 million, which primarily reflects our net loss.

    Net cash used in investing activities was $3.2 million in the six months ended June 30, 2000 and consisted of capital expenditures and purchases of marketable securities available for sale. Net cash used in investing activities was $1.4 million in the six months ended June 30, 1999 and consisted solely of capital expenditures. Net cash used in investing activities was $43.1 million in 1999 and consisted of purchases of marketable securities available for sale and capital expenditures partially offset by proceeds from the sale of marketable securities. Net cash used in investing activities was $1.6 million in 1998 and $219,000 in 1997 and consisted solely of capital expenditures. The capital expenditures reflect our investment in computer and lab equipment, software development tools and facilities, which are required to support our business expansion.

    Net cash provided by financing activities was $546,000 in the six months ended June 30, 2000, which resulted from net proceeds from the issuance of common stock, primarily consisting of proceeds from the exercise of stock options and purchases of shares under our employee stock purchase plan. Net cash provided by financing activities was $1.9 million in the six months ended
June 30, 1999, all of which was provided by advances from Jaycor. Net cash provided by financing activities was $45.5 million in 1999, which was generated primarily from our initial public offering in October 1999, partially offset by net payments to affiliates. Net cash provided by financing activities was $846,000 in 1998 and $1.9 million in 1997, all of which was provided by advances from Jaycor.

    We had $44.8 million of cash and cash equivalents and investments at June 30, 2000. Working capital increased to $55.2 million at June 30, 2000 from $49.3 million at December 31, 1999.

    We believe that the proceeds from this offering, together with expected cash flows from operations and expected interest income, will be sufficient to meet working capital needs at least through the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of selling and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement will be effective for JNI on January 1, 2001. SFAS 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. We have not determined the impact of the adoption of this new accounting standard on our financial statements because we do not have any derivative financial instruments.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The objective of this bulletin is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. Companies are required to follow the guidance in the bulletin no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. We believe that our current revenue recognition policy complies with the guidelines in SAB 101.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation." Beginning July 1, 2000, companies were required to comply with FIN 44 with respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." We believe that the application of FIN 44 will not have a material impact on our financial position or results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

    Our exposure to market risk for changes in interest rates relates primarily to changes in the fair market value of our investments and the amount of interest income earned on our investment portfolio. In the normal course of business, we employ established policies and procedures to manage our exposure to changes in the fair market value of our investments.

    Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at June 30, 2000.

                                    BUSINESS

OVERVIEW

    We are a leading designer and supplier of Fibre Channel hardware and software products that connect servers and data storage devices to form storage area networks, or SANs. SANs were made possible by the emergence of Fibre Channel technology, a new generation of server-to-storage communications technology that improves data communication speeds, connectivity, distance between connections, reliability and accessibility. We currently market a broad range of Fibre Channel host bus adapters and software that connect servers and storage subsystems and facilitate the integration and management of SAN devices. We also design and market high-performance application specific integrated circuits, or ASICs, based on our proprietary technology. Throughout our history, we have designed Fibre Channel products for the most demanding enterprise-level systems running applications that are integral to our customers' businesses. We were the first in the industry to demonstrate products capable of sustained two gigabit per second Fibre Channel transmissions.

    We design our products to operate with all major server operating systems and network configurations used in SANs. Our Fibre Channel host bus adapters, many of which incorporate our proprietary ASIC technology, can be used both with UNIX and PC-based server platforms and their associated interfaces. We have designed our proprietary driver software on a common code base to facilitate the deployment of our host bus adapters across a wide variety of network configurations and server operating systems. Our software drivers significantly reduce the variety of adapters used in heterogeneous environments and ensure interoperability between different sets of platforms and servers. Our EZ Fibre configuration and management software simplifies the installation of our adapters in these environments.

    We sell our products domestically and internationally primarily through OEM and distribution channel customers including distributors, system integrators and value added resellers who sell directly to end-users. Our significant customers include leading storage solution providers and OEMs.

INDUSTRY BACKGROUND

    GROWTH AND MANAGEMENT OF DATA

    In today's information-based economy, a company's information and databases are central to the value of the enterprise. The volume of business-critical data generated, processed, stored and manipulated has grown dramatically over the last decade, and managing the increase in data is one of the most important challenges for organizations. IDC estimates that the amount of stored network data grew from 750 terabytes in 1994 to 10,500 terabytes in 1998, and that it will increase to 420,000 terabytes in 2002. The dramatic increase in stored data is the result of a variety of factors, including:

    - the development of Web-based business operations and e-commerce;

    - high-volume database access and transaction processing;

    - data warehousing and data mining of large databases;

    - data replication services;

    - digital video storage, transmission and editing; and

    - business and scientific computing.

    As a result, enterprises face heightened requirements for data storage solutions that offer:

    - improved access to shared data;

    - efficient management of shared data;

    - disaster tolerance and recovery;

    - reduced costs of ownership;

    - increased connectivity capabilities;

    - higher performance; and

    - greater reliability.

    Today's enterprises generally access, share and manage the rapidly expanding volume of data utilizing two major data communication technologies: direct attached storage and network attached storage. Direct attached storage is based on the model of connecting each server directly to a storage device. Stored data is only available to applications running on the server directly connected to the storage device. Hence, performance is limited to the performance of the server on which the application is running, and there is virtually no disaster tolerance.

Left side of page:

Diagram titled, "Direct Attached Storage." There are three objects in the diagram, connected horizontally by lines. The left object depicts a computer terminal. The middle object is a box titled, "Server." The right object is a larger box titled, "Storage Device." A caption beneath the diagram reads, "Single application, single data path."

Right side of page:

Diagram titled, "Network Attached Storage." On the far left of the diagram, two computer terminals are depicted vertically, with three dots lined up vertically beneath the bottom terminal to depict the possibility for more terminals. These terminals are connected via two horizontal lines to a vertical bar, which depicts a LAN. Three horizontal lines come out the right side of the LAN bar connecting the LAN to three servers, stacked vertically. The top server is highlighted by a gray shaded area. The bottom of the gray shaded area is titled, "NAS Appliance." In the gray shaded box the server is titled, "Network Server." Inside the gray shaded box, a horizontal line connects the top server to a box titled, "Storage Device." A caption beneath the diagram reads, "Multiple applications, single data path."

    Network attached storage, or NAS, enables data sharing over existing local area networks, or LANs, by connecting storage devices to the LAN through a server at a single point on the LAN. By extending the access to data over the LAN, users can run applications on multiple servers and client systems in the enterprise with the same data. By utilizing existing networking technologies, NAS servers enable data sharing over greater distances through wide area networks, including the Internet. However, because NAS technology relies on the LAN for transport, storage traffic on the network competes with other data exchanges for bandwith, leading to reduced LAN performance. Continued reliance on a single connection to data on a storage device also creates bottlenecks and impairs availability of data. In addition, use of NAS technology requires significant expenditures for computer hardware and software.

    Direct attached and NAS architectures can provide acceptable performance in smaller enterprises and even in larger organizations when a single server runs the complete application. Over the past few years, however, the explosive growth of networked computers has led to the distribution of applications over hundreds or even thousands of servers. This trend, in combination with the growth in stored data, has highlighted a number of significant problems for enterprises using direct attached and NAS architectures:

    - SCALABILITY. To increase the amount of storage capacity without degrading network performance, a business using either a direct attached or NAS architecture will generally increase the number of servers on the network as well as the number of storage devices. Further, these architectures necessitate the replication of data in multiple locations to eliminate bottlenecks, thus increasing the cost of storing data.

    - AVAILABILITY. Because access to each storage device is controlled by a single server in direct attached or NAS architectures, data can become inaccessible if the server goes down. Further, because the server must process all requests for data in the storage device, the direct attached and NAS models drain server processing power and increase latency for network users which results in degraded overall network performance.

    - SPEED AND DISTANCE. To achieve faster transmission speeds in direct attached architectures, the distance between storage devices and servers must be limited to less than 12 meters. This close proximity increases network configuration complexity and exposure to data loss in disaster situations. Furthermore, in direct attached and NAS architectures, data transmission to or from the storage device from or to the client requesting the data must pass through the SCSI connection, the server and the network. Direct attached and NAS architectures create a bottleneck at the server which degrades network performance and lengthens backup times.

    - MANAGEABILITY. Businesses that use direct attached and NAS architectures must rely on network servers to provide performance, configuration, accounting, fault and security management of the SCSI connection and the stored data. This decentralized management approach increases the costs of operating a network and limits the ability to improve performance, ensure data security and enable highly available data access.

    As a result, direct attached and NAS architectures do not adequately support the increasing requirements of today's data-intensive enterprises.

    FIBRE CHANNEL TECHNOLOGY

    In response to the demand for high-speed and high-reliability storage-to-server and server-to-server connectivity, the Fibre Channel interconnect protocol was developed in the early 1990s and received the approval of the American National Standards Institute in 1994. Fibre Channel is an open, efficient transport system supporting multiple protocols using Fibre Channel guaranteed delivery services. Fibre Channel represents an integration of channels and networks with active, intelligent communication among devices. Fibre Channel technology has the following capabilities:

    - performance capability of over two gigabits per second;

    - support for distances greater than 10 km without loss of speed;

    - efficient serial transmission in hardware;

    - scalable network configurations;

    - reliable data transmission through multiple classes of service;

    - interoperability with standard components;

    - support for multiple cost/performance levels, from small systems to supercomputers; and

    - ability to carry multiple existing interface data protocols, including Internet Protocol, SCSI and custom protocols.

    As a result of its broad range of features, many industry analysts consider Fibre Channel to be the most reliable, scalable, gigabit communications technology available today. Since its introduction, Fibre Channel has earned increasing acceptance from industry and independent testing laboratories. IDC forecasts that the market for products based on Fibre Channel technology will grow from approximately $4.1 billion in 1999 to approximately $18.0 billion by 2003. Fibre Channel technology can be implemented in a wide variety of applications, including computer clustering, networking, digital video transmission and editing and storage access. To date, the most widely accepted and deployed application for Fibre Channel technology has been in SANs.

    STORAGE AREA NETWORKS

    A storage area network is a dedicated network of interconnected servers and data storage devices enabling data sharing at gigabit speeds with greater reliability and scalability than direct attached or NAS architectures. Fibre Channel is the critical enabling technology that has made implementation of a SAN possible. Businesses are investing in SANs because they have found that establishing a separate network for storage takes data movement off the local area network thereby freeing up network resources and reducing the impact on network users. SANs provide an open, scalable platform for storage access in data intensive environments like those used for data warehousing, storage management and server clustering applications. Equally important, SANs can be significantly less expensive to maintain and expand than traditional storage architectures because they enable shared, high-speed access to stored data which can significantly reduce data replication.

Diagram titled, "Storage Area Network." On the far left of the diagram, two computer terminals are depicted vertically, with three dots lined up vertically beneath the bottom terminal to depict the possibility for more terminals. These terminals are connected via two horizontal lines to a vertical bar, which depicts a LAN. Two horizontal lines come out the right side of the LAN bar connecting the LAN to two servers, stacked vertically with three dots lined up vertically beneath the bottom server to depict the possibility for more servers. These two servers are connected via criss-crossing lines to two switches, which are in the center of the diagram. Lines coming out the right side of the switches interconnect five different boxes labeled storage devices. A caption beneath the diagram reads, "Multiple applications, multiple data paths."

    SANs provide the following benefits that address the growing challenges facing businesses using data-intensive, mission-critical applications:

    - SCALABILITY. By combining networking models with advanced server performance and mass storage capacity, a SAN eliminates the bandwidth bottlenecks and scalability limitations imposed by direct attached or NAS storage architectures. Because Fibre Channel supports multiple topologies, SANs can support up to 126 devices in simple configurations and up to 16 million devices in the most complex configurations. The network architecture reduces the need to replicate data because all servers can share access to each storage device.

    - AVAILABILITY. SANs enable businesses to eliminate the bottlenecks inherent in the traditional architectures and to reduce the dependence on a single server to access each storage device. Because SANs use Fibre Channel technology and a networked approach, SANs can be designed with multiple fail-overs to provide more reliable connections and thereby assure availability of data despite failures of individual links or components of the system.

    - SPEED AND DISTANCE. By using Fibre Channel technology, SANs support large data block transfers at gigabit speeds and are, therefore, very effective for data transfers between storage systems and servers. Fibre Channel has demonstrated transmission speeds of up to two gigabits per second and is designed to scale to significantly higher speeds. Additionally, Fibre Channel supports a transmission distance of up to 10 kilometers without loss of speed, which simplifies network configuration and significantly reduces susceptibility to environmental disaster.

    - MANAGEABILITY. Fibre Channel facilitates the use of network management software for monitoring and control. Thus, network administrators are able to more closely monitor storage systems, giving them the control to group storage devices into logical unit numbers, distribute data loading more evenly across peripherals and reroute traffic under error conditions. Fibre Channel hardware can be configured to offer several levels of reliability that increases the security and accessibility of stored data. Industry standards organizations currently are working towards defining standards for managing SANs.

    - FLEXIBILITY. SANs provide high-speed connectivity for data-intensive applications across multiple operating systems, including UNIX, Windows NT and Windows 2000 and Mac OS. SANs apply a distributed computing model to computer storage systems and servers and take advantage of the inherent benefits of a networked approach. SANs can be configured in multiple topologies, and the various topologies contribute to the flexibility of the SAN to solve storage management issues by offering enterprises alternatives in cost and scale. The first commonly used topology in deployed SANs was the arbitrated loop, or FC-AL, because it offers most of the benefits of a SAN at a lower cost than the most complex topology. The switched topology, or FC-SW, is the most common today and provides the most aggregate throughput as it allows for multiple data transmissions to occur simultaneously.

    The SAN environment complements the ongoing advancements in local area network technologies by extending the benefits of improved performance and capabilities from the client local area network to servers and storage.

    Virtually all SANs use several basic components to make up the network, including the following:

    - servers and management software;

    - storage devices and Fibre Channel disc controllers;

    - switches, hubs and Fibre Channel to SCSI bridges;

    - host bus adapters; and

    - fiber optic or copper cables.

    HOST BUS ADAPTERS AND ASICS

    Regardless of topology, each server connects to a SAN through host bus adapters, which are electronic circuit cards that fit standard sockets on computer motherboards and enable high-speed data transfer. A host bus adapter connects the server to other devices on a SAN via cables. The cables connect the host bus adapter either directly to the Fibre Channel controller which is installed in the storage device or to a hub or a switch.

    A host bus adapter is one of the most critical and complex devices on the SAN. A host bus adapter provides the necessary bridge between a SAN and a computer bus, which is an internal communication pathway between the central processing unit and internal memory or peripheral devices. By leveraging the advantages of Fibre Channel technology, a single host bus adapter can handle a multitude of tasks that previously required distinct host bus adapters for each protocol. Host bus adapters are typically classified by:

    - bus architecture;

    - computer operating system; and

    - topology.

Each host bus adapter product is designed to support a particular bus architecture, typically either the PCI bus architecture or the Sun Microsystems SBus architecture. In the future, adapters may migrate to the next generation of PCI, PCI/X, or to a new standard, InfiniBand. Because Fibre Channel host bus adapter functions are regulated by software, each host bus adapter must include software designed to work with the particular operating system being used by the server/storage solution. These systems include all types of UNIX as well as Windows NT and Windows 2000, Novell, Mac OS and mainframe systems. Each host bus adapter also must operate under at least one of the three Fibre Channel topologies--switched fabric, arbitrated loop and point-to-point. Host bus adapters are therefore designed to work with one or more operating systems and one or more Fibre Channel topologies. IDC projects that the annual market for Fibre Channel host bus adapters will grow from $269 million in 1999 to approximately $1.7 billion by 2003.

    The core technology of a host bus adapter and other components of a SAN is embodied in application specific integrated circuits, or ASICs, that perform the most complex functions, and software that enables the integration and management of the SAN equipment. ASIC development is a lengthy and costly process that requires significant technical expertise and resources. Likewise, developing software to work with and manage SAN components involves an extensive design effort. This effort is compounded by the need to test and debug software code for each Fibre Channel product and ensure compliance with several distinct operating platforms. These technological barriers to entry create a significant market opportunity for companies that have developed and deployed Fibre Channel-based products, particularly host bus adapters, that utilize proprietary ASICs and software designed to work in the emerging SAN environment.

THE JNI SOLUTION

    We are a leading developer and manufacturer of Fibre Channel hardware and software products that form critical elements of SANs. We developed some of the first commercially available Fibre Channel-based products and focus our efforts exclusively on the Fibre Channel market. Because of our early and continuous focus on developing technology and products based on the Fibre Channel standard, we have successfully developed a broad line of host bus adapters, ASICs and software that provide increased bandwidth for data communication, increased distance for high speed data transmission, guaranteed data delivery and scalability to large numbers of network connections. Our proprietary ASICs have been designed to work in the most demanding, high-end enterprise applications and are particularly effective in switched environments. We believe that we offer the broadest range of Fibre Channel host bus adapters in the SAN industry. Our proprietary configuration and driver software incorporates advanced features that significantly enhance and simplify SAN device integration and management. Our advanced technology and broad product offerings enable us to deliver the following benefits to our customers and end-users:

    - FLEXIBILITY. Our products can be used with both PCI and SBus interfaces, work with all SAN topologies and are designed to interoperate with all major operating systems and computer platforms, including Sun Microsystems Solaris, Red Hat Linux, Hewlett-Packard HP-UX, IBM AIX, Microsoft Windows 2000 and Windows NT, Novell NetWare and Apple Mac OS systems.

    - RELIABILITY. JNI products are installed in some of the most demanding business environments, and our customers typically have extremely low tolerance for system downtime. We conduct extensive testing with complex simulations of user configurations to help ensure that our products will not cause any data loss, data interruption, SAN crashes or lockups and that our products can withstand most failures or interruptions in other parts of the system.

    - MANAGEABILITY. Our EZ Fibre SAN management software is a powerful and easy-to-use tool for configuring and managing a SAN and its components. Our software can help eliminate configuration errors, which are the most common cause of SAN failure. EZ Fibre's point and click interface and helpful diagnostic tools give the user an intuitive and effective way to manage JNI products in SANs of all sizes.

    - PERFORMANCE. Our ASIC technology enables a high performance connection to the SAN. We believe our products deliver exceptional price/performance, regardless of scale or configuration. We were the first in the industry to demonstrate products capable of sustained two gigabit per second Fibre Channel transmissions. We also believe that our ASICs provide the lowest latency and central processing unit utilization available in the most complex, switched SANs.

    - SCALABILITY. Our ASIC and host bus adapter architectures provide high performance in simple, cost-sensitive SAN configurations and they are also capable of scaling to switched, multi-terabyte enterprise solutions. Our products include both workgroup class solutions and enterprise solutions that can support the full range of connectivity enabled by the Fibre Channel standard. Using our products, customers can seamlessly add storage to a SAN while it is operating, and they can easily migrate from simple to complex topologies to support larger networks.

    - QUALITY. We design, manufacture and test our products to meet high standards for quality. During the product design process, each component is qualified by testing to provide the necessary performance over ranges of environmental conditions that are more extreme than what our customers will encounter in normal use. Our latest ASIC technology has reduced the number of parts on our host bus adapters, which improves quality by simplifying data/error checking.

    - CUSTOMIZATION. Our architecture and processes allow us to tailor our products to meet the specific requirements of our customers. For UNIX applications in enterprise level SANs, many of our OEM customers require customized driver software to optimize performance with their products. We have modified drivers to provide the required level of optimization without sacrificing performance or robustness. We believe that our capability to customize our software to meet customer needs will be an important factor in increasing acceptance of our products in the marketplace.

THE JNI STRATEGY

    Our objective is to become the market leader in high-speed Fibre Channel connectivity products for SANs and other applications by providing a family of integrated host bus adapter, ASIC and software products that exceed competitive offerings in features, flexibility and price/performance. Key elements of our strategy include the following:

    FOCUS EXCLUSIVELY ON FIBRE CHANNEL. We base all of our products on Fibre Channel technology. We plan to enhance our presence in the SAN market by focusing all of our resources on developing, marketing and supplying superior Fibre Channel connectivity products. By focusing entirely on the design and development of Fibre Channel products, we believe that we can enhance our existing products and develop new products for SANs and other applications rapidly and efficiently. We believe that our focus will provide us with a competitive advantage in developing Fibre Channel products for complementary applications as the markets for such applications develop.

    LEVERAGE SUN SOLARIS EXPERTISE TO CONTINUE TO DEVELOP PRODUCTS COMPATIBLE WITH ALL MAJOR OPERATING SYSTEMS AND INTERFACES. We have established a leadership position in sales of host bus adapters for Sun Microsystems Solaris environments. We are continuing to build upon this expertise to develop products compatible with all major operating systems across both PCI and SBus interfaces. We plan to extend our UNIX focus to include Hewlett-Packard HP-UX and IBM AIX operating systems, while also addressing the rapidly growing market for Microsoft Windows NT and Windows 2000, Novell NetWare and Red Hat Linux operating systems. We strive to offer products with the broadest compatibility across multiple computing platforms in the industry. We also intend to continue to invest our engineering resources in ASIC and software development and to provide leading technologies to increase the performance and functionality of our products. We believe that early technology and product leadership can translate into market leadership.

    EXPAND PENETRATION OF OUR EXISTING OEM CUSTOMERS AND LEVERAGE MULTIPLE DISTRIBUTION CHANNELS. We are focused on increasing product sales to new customers and extending our product penetration worldwide within our direct OEM and indirect distribution channels. Once a customer buys our product for one system in the SAN, our strategy is to then offer complementary products. By integrating additional JNI products, a customer can obtain the increased benefits of our product breadth by simplifying SAN configuration using common device drivers, management utilities and vendor support. We intend to increase our reseller programs to complement our distribution channels. To complement and support our domestic and international reseller and OEM channels, we are increasing our worldwide field sales force.

    PROVIDE THE HIGHEST QUALITY PRODUCTS AND SUPERIOR CUSTOMER SUPPORT. We recognize that product quality is an indispensable condition of competitiveness, and we are focused on continuously improving product quality, delivery, performance and service. We have obtained ISO 9002 certification and intend to obtain ISO 9001 certification by the end of 2001. In addition, we are committed to providing customer-driven product functionality through feedback from key prospects, consultants, distribution channel and OEM customers and customer surveys. We intend to continue to enhance the ease of use of our products and invest in additional support services by increasing staffing and adding new programs for our OEM and distribution channel customers. We also seek to enhance customer satisfaction and build customer loyalty through the quality of our service and support.

    PROMOTE THE JNI BRAND. We plan to continue building awareness of the JNI brand in order to position ourselves as a leading provider of high-performance Fibre Channel connectivity products for high-end, enterprise-level business applications. We believe an established brand will promote customer loyalty and become increasingly important as our distribution channels expand to include resellers. To promote our brand, we plan to increase our investments in a range of marketing programs, including trade show participation, advertising in print publications, direct marketing, public relations and Web-based marketing.

    ESTABLISH AND MAINTAIN STRATEGIC ALLIANCES AND PURSUE ACQUISITIONS. We intend to continue working closely with leaders in the storage, networking and computing industries to develop new and enhanced Fibre Channel products. We believe that establishing strategic relationships with technology partners is essential to facilitate the efficient and reliable integration of our products into SANs. To this end, we have formed an alliance with Brocade Communications Systems, Inc. to collaborate on product development, service and support, as well as marketing and sales initiatives, to advance the adoption of open SANs in enterprise environments. We also have created the JNI SANs partners program, helping us form strategic relationships and industry alliances with leading technology companies. In addition to many of our OEMs, charter members of our SANs partners program include Brocade, Crossroads Systems, Inc., Gadzoox Networks, Inc., Legato Systems, Inc., VERITAS Software Corporation and Vixel Corporation. We also intend to pursue joint ventures, licensing and acquisition strategies to meet these goals. We believe that the emerging SAN industry will present numerous opportunities to employ an acquisition or partnering strategy with key software and hardware companies.

PRODUCTS

    We believe we offer high quality Fibre Channel products with a superior price/performance profile. Our products include a comprehensive suite of host bus adapters, ASICs and software.

    HOST BUS ADAPTERS

    We design, manufacture and sell a suite of Fibre Channel host bus adapters and related device driver software. A host bus adapter is an electronic circuit card that fits standard sockets on motherboards for servers, workstations, disk arrays and other SAN devices and enables high-speed data transfer within the SAN. Communication between the host bus adapter and the operating system is regulated by device driver software which is included with the host bus adapter. In addition to communication, the device driver software provides a high-reliability data path from a user's application to a storage device across a SAN. Working in conjunction with our device driver software, our host bus adapters work with all SAN topologies, interoperate with all major operating systems and can be used with both the PCI and the SBus interfaces, which we believe makes our host bus adapter capabilities the broadest currently available.

    We have organized our device driver software into our PC Server DriverSuite and our UNIX DriverSuite. The PC Server DriverSuite, introduced in January 2000, is a single, integrated software driver platform that enables JNI FibreStar host bus adapters to operate under all major PC server operating systems, including Microsoft Windows NT and Windows 2000, Novell NetWare, Red Hat Linux and Apple Macintosh operating systems. The UNIX DriverSuite, which we announced in April 2000, complements the PC Server DriverSuite and is designed to allow JNI FibreStar host bus adapters to operate under nearly all UNIX server operating systems, including Sun Microsystems Solaris, Red Hat Linux, Hewlett-Packard HP-UX and IBM AIX.

    In addition to the different operating systems, the PC Server DriverSuite and UNIX DriverSuite operate under all three Fibre Channel topologies--switched fabric, arbitrated loop and point-to-point. The PC Server DriverSuite and UNIX DriverSuite, both of which are based on common code bases, assure all features and performance are consistent across all major operating systems, allowing a single host bus adapter to function in a heterogeneous environment. SANs normally are heterogeneous, connecting systems and storage devices running under different hardware and operating system configurations. Our PC Server DriverSuite and UNIX DriverSuite also reduce the amount of time required for OEMs to qualify our products. OEMs typically require months of testing before certifying a host bus adapter to run on a specific operating system or environment. Most OEMs support multiple operating system and hardware environments, and must repeat the certification process for each new operating system and hardware configuration supported. With a common code base, qualification time for the PC Server DriverSuite and UNIX DriverSuite drivers is cut from months to weeks because the feature-set is largely the same.

    Because of the high level of reliability of our device driver software and the functionality of our host bus adapters, we have been certified as a designated supplier by leading storage OEMs, including Compaq, EMC, Hewlett-Packard, Hitachi, McData, MTI Technology Corporation and StorageTek. Our host bus adapter list prices range from $750 to $3,000.

    We commenced volume production of host bus adapters in 1996 with our FibreStar line of host bus adapters designed for the SBus interface, and we are currently the leading independent supplier of host bus adapters for the Sun Solaris operating system. In late 1998, we obtained our initial certification from an OEM customer for our host bus adapters for the PCI interface. In 1999, we introduced our lower cost Emerald-based host bus adapter for the SBus and PCI interfaces based on

Fibre Channel products and technology acquired from Adaptec. The new Emerald-based host bus adapters also offer significantly improved performance and flexibility and include software for Solaris and other UNIX variants and the PC Server DriverSuite. The following table provides information about our current offering of host bus adapters:

FIBRE CHANNEL ADAPTERS FOR MISSION CRITICAL APPLICATIONS

PRODUCT                    OPERATING SYSTEMS       FEATURES                   TARGET MARKETS

FibreStar High             - Solaris               - Next generation PCI      - PC and UNIX Servers
Performance PCI Adapters   - Windows NT              technology               - Entry level to
- FCE2-6412                - Windows 2000          - High-performance in all  Enterprise SANs
- FCE2-6410                - NetWare                 SAN configurations       - Price/performance
- FCE-6420D                - Linux (Red Hat)       - Supports FCP SCSI          sensitive customers
- FCE-6410                 - Mac OS                - Single or dual channels  - A wide variety of key
- FCE-3210                 - HP-UX (in customer    - 1 or 2 Gb                  applications (e.g.,
                             Beta test)            - Includes EZ Fibre-TM-      data warehousing and
                           - AIX (in customer        management software        mining, Internet,
                             Beta                                               application and storage
                           test)                                                service providers,
                                                                                digital
                                                                                imaging/editing,
                                                                                LAN-free backup, etc)

FibreStar PCI Adapters     - Solaris               - Single interface for
- FCI-1063                 - Windows NT              network and storage
                             (specials)              applications
                                                   - Simultaneous support
                                                   for multiple protocols
                                                     (e.g., FCP SCSI and IP)

FibreStar SBus Adapters    - Solaris               - Designed for mission     - Sun Microsystems
- FC64-1063                                          critical applications    servers and workstations
- FCE-1063                                         - Highly efficient         - Critical database
- FCE2-1063                                          architecture               applications
                                                   - High performance in all  - Data warehousing/mining
                                                     SAN configurations       - Banking, finance,
                                                   - Includes EZ Fibre-TM-      e-commerce
                                                     management software      - Internet, application
                                                   - Simultaneous support     and storage service
                                                   for multiple protocols       providers
                                                     (FC64-1063 only)         - LAN-free backup
                                                   - Single or dual channels

    ASICS

    We incorporate our Emerald Fibre Channel controller ASICs into our latest generation of host bus adapters and sell them to OEMs for products such as SAN controllers for disk arrays, tape libraries and other SAN devices. In addition, we sell our ASICs to OEMs who in turn incorporate them into the motherboards of enterprise and workgroup servers. Commercially available versions of the Emerald transmit data at one gigabit per second, and we were the first to introduce and publicly demonstrate versions capable of sustained two gigabit per second transmission speeds, which is the highest speed demonstrated in the industry. Adaptec developed the original architecture of the Emerald in a three-year research and development program. We acquired all of the technology related to the Emerald architecture from Adaptec in November 1998. With enhancements we have implemented since the acquisition, the reliability and performance of the Emerald have been substantially improved, and we are developing enhanced ASICs based on the Emerald architecture. In addition to the circuits required for Fibre Channel data formatting and control, the Emerald ASIC incorporates a PCI interface circuit, leading to cost effective host bus adapter products.

PRODUCT                        FEATURES                       TARGET MARKETS
EMERALD-III                    -  High-performance PCI
                                  interface
                                                              Tape/disk storage system
                               -  1- or 2-Gigabit interface   controller, board level
EMERALD-IV                     -  Increased performance
                               -  1- or 2-Gigabit interface
                               -  Simultaneous support for
                                  multiple protocols (e.g.,
                                  SCSI and IP)
                               -  Small footprint for
                                  motherboard applications

    SOFTWARE

    We offer our EZ Fibre management software to simplify the installation and configuration of host bus adapters in SANs and to provide diagnostic and monitoring information to SAN administrators. Without EZ Fibre, host bus adapter cards must be manually configured and diagnosed, often leading to improper configuration. EZ Fibre, by contrast, provides the user with an easy to use, graphical view of the host bus adapters and other SAN components attached to the system. EZ Fibre enables the user to easily configure complex systems that include multiple busses and multiple host bus adapters. EZ Fibre users also can view information about the Fibre Channel SAN controllers and SAN devices attached to the system. The SAN administrator can then configure the SAN for use in a multiple operating system environment using the advanced capabilities built into the host bus adapter and the driver software. These capabilities allow partitioning of a SAN for use in a multiple operating system environment and the partitioning of storage resources among different servers that may be running different operating systems all by using the advanced capabilities built into the host bus adapter and the driver software. Storage resources can also be reallocated and repartitioned dynamically without the need to reboot the system. EZ Fibre also provides a diagnostic utility that can be used to verify the operation of our host bus adapters when installed in a SAN.

    Our latest release, EZ Fibre 2.0, is Java-based and works with JNI's FibreStar PCI and SBus host bus adapters under Solaris, Windows 2000 and Windows NT environments. EZ Fibre also includes interfaces that permit the host bus adapter management and diagnostic capabilities to be integrated into larger network management packages such as those provided by Hewlett-Packard, Legato,

Microsoft, Sun and Veritas. We bundle EZ Fibre software with our latest generation of Emerald-based host bus adapters and make it available for free on our Website.

PRODUCT                        FEATURES                       TARGET MARKETS
EZ FIBRE 1.0                   -  Simplifies SAN              Windows NT-based SANs
                                  installation                Mac OS-based SANs
                               -  Improves manageability and
                                  interoperability
                               -  Easier scalability
EZ FIBRE 2.0                   -  Java version of EZ Fibre    Heterogeneous SANs
                                  1.0
                               -  Cross platform
                               -  Extensible
                               -  Supports industry standard
                                  management interface

TECHNOLOGY

    We possess a high level of multi-disciplinary technological expertise, which we utilize in designing our products. This expertise includes Fibre Channel technology, core ASIC design, system design, system integration and software development. We believe that our expertise in these technologies provides us with competitive advantages in time-to-market, price/performance, interoperability and product capabilities.

    ASIC DESIGN EXPERTISE. We employ state-of-the-art ASIC design methodologies to develop high-performance, complex ASICs. Our proprietary Emerald ASIC architecture utilizes an embedded processor with on-board memory to achieve efficient command and data communication. This architecture significantly reduces command processing time to enable complex communication, while maintaining full performance when operating in any SAN topology. Our architecture also allows us to implement significant portions of Fibre Channel protocol in embedded software while keeping higher level functions in the device driver software. As a result of this multi-layered software implementation and reduced geometry CMOS technology, we are able to react quickly as technical standards evolve or new standards are defined. Our expertise in ASIC design has enabled us to offer products capable of sustained 2 gigabit per second transmission speed, which is currently the fastest transmission speed in the Fibre Channel market.

    SYSTEM DESIGN. We employ computer-aided design tools to engineer and design our printed circuit boards. Our system design team has expertise in the containment of high-frequency electromagnetic interference, which is inherent in high-speed networking devices. We have expertise in chassis design, including design to facilitate manufacturing and testing, as well as usability, reliability and low cost.

    SOFTWARE. Our team of software developers has extensive experience in developing software for Fibre Channel devices and applications. We have considerable experience in programming to meet the requirements of enterprise level systems running mission-critical applications. Our engineers have experience in developing software for all major operating systems and computer platforms.

    SYSTEM INTEGRATION. At our principal offices in San Diego, we have established the JNI system integration lab, or SIL, to provide comprehensive functional and system level integration/ interoperability testing between our host bus adapters and various computer platforms and Fibre

Channel systems. To facilitate expanded market penetration of our products and technology, our integration test methodologies and software are continually evolving to mirror qualification processes used by major SAN suppliers and OEMs. We conduct functionality testing at our SIL in formal, repeatable processes using documented product specifications and features to verify the operation of both our hardware and our software. Our products are tested with departmental and enterprise class servers, including platforms from Compaq, Dell Computer Corporation, Hewlett-Packard, Sun Microsystems and others, and from the leading vendors of Fibre Channel hubs, switches and SAN systems, including Amdahl, Brocade, EMC/DG/CLARiiON, Gadzoox, LSI Logic, McData and Vixel Corporation. Integration testing at our SIL combines our products with various Fibre Channel SAN components to simulate the most commonly used functional configurations defined by system integrators and major OEMs. The overall goal is to ensure enterprise class performance and interoperability in real world SAN deployments.

SELLING AND MARKETING

    We sell domestically and internationally to OEMs, distribution channel customers, which include distributors, system integrators and value-added resellers, and directly to end-users. We principally target OEMs and distributors who resell our products as a part of complete SAN solutions to end-users. Our selling and marketing strategy will continue to focus on the development of the Fibre Channel market through these relationships. We intend to continue expanding internationally by partnering with additional OEMs and resellers who have a strong international presence and are capable of selling and installing complex SAN solutions. In the future, as Fibre Channel becomes targeted at end-users, we will expand our strategy to include channel partners who serve small- to medium-sized businesses.

    Our marketing efforts are focused on increasing awareness of our Fibre Channel products and our JNI brand, promoting SAN-based solutions, and advocating industry-wide standards and interoperability. Key components of our marketing efforts include:

    - extending our strategic alliances to promote standardization and enhance interoperability;

    - promoting our products under the JNI brand name to strengthen sales through distribution channels;

    - launching the FibreStars channel partners program to encourage value-added reseller and system integrators to help stimulate demand for the products we sell through distributors and to increase the number of representatives selling JNI products;

    - continuing our active participation in industry associations and standards committees to promote and further enhance Fibre Channel technology and increase our visibility as industry experts; and

    - participating in major trade show events and SAN conferences to promote our products and to continue our leading role in educating customers on the value of SANs.

    As of June 30, 2000, our selling and marketing organization consisted of 39 people, including field sales representatives, applications engineers, customer service personnel, product marketing, product management, marketing communications and inside sales personnel. Our field sales personnel are located in San Diego, Irvine and Fremont, California, Denver, Colorado, Atlanta, Georgia, Chicago, Illinois, Boston, Massachusetts, Raleigh, North Carolina and Munich, Germany.

    OEMS

    OEMs can exercise significant influence in the early development of our market because they utilize our products to deliver to end-users complete, factory-configured solutions that are installed and field-serviced by OEMs' technical support organizations. We intend to continue partnering with leading OEM customers to introduce new products and develop new markets. OEMs will continue to provide critical input as we develop the next generation of products.

    OEM customers have been integral to our growth in the emerging Fibre Channel market and have represented a significant portion of our revenues. We believe the evolutionary nature of the Fibre Channel market should enable us to continue to present our OEM customers with the opportunity to integrate and deploy new capabilities as they are developed. To help drive new technologies and capabilities, we plan to continue to strengthen our OEM customer relationships.

    DISTRIBUTION CHANNEL CUSTOMERS

    As the markets for Fibre Channel products and SAN solutions evolve and as end-user awareness of the benefits of Fibre Channel increases, we believe an increasing volume of sales will occur through distribution channels. We have established a worldwide two-tier distribution channel that is comprised of distributors and resellers. We sell through distributors who in turn sell to resellers, including systems integrators, throughout the United States, Europe and the Asia-Pacific region. We believe that this distribution channel, which accounted for a significant portion of total net revenues during 1999, provides us with a diversified customer base. In addition, our distribution channel relationships enable us to more effectively pursue a number of vertical markets including e-commerce, Internet service providers, digital video, digital publishing, oil and gas exploration and medical imaging. We believe that as the market for Fibre Channel matures, we are well positioned to leverage sales through distributors, and that such sales will represent an increasing percent of our total net revenues. As this market continues to develop, we plan to establish additional relationships with select domestic and international resellers to reach additional markets and increase our geographic coverage.

CUSTOMERS AND END-USERS

    The following is a representative list of our key OEM and distribution channel customers since the beginning of 1999:

OEM                                                    DISTRIBUTION CHANNEL/RESELLERS
Advanced Digital Information Corporation               ACA Pacific
Amdahl                                                 Acal Electronics
ATL Products                                           Bell Microproducts, Inc.
AVID                                                   Consan, Inc.
Chaparral                                              Daein Computers
Compaq                                                 Hewlett-Packard
EMC/DG/CLARiiON                                        Info-X
Hitachi Data Systems                                   Netmarks
LSI Logic                                              Polaris Service
McData                                                 Systex Corporation
MTI                                                    Vistor
StorageTek

    In the six months ended June 30, 2000, our top five customers accounted for 64% of our total net revenues, and, in the year ended December 31, 1999, our top five customers accounted for 60% of our total net revenues. In particular, in the six months ended June 30, 2000, Info X, Inc. accounted for 20% of our net revenues, Polaris Service accounted for 18% of our net revenues and Acal Electronics accounted for 12% of our net revenues.

    End-users of JNI products who receive product from OEMs and through our distribution channels include the following:

America Online                                         Federal Express
Boeing                                                 Fidelity Investments
British Airways                                        GTE
Charles Schwab                                         Lexis-Nexis
Convergys                                              Mannesmann
DaimlerChrysler                                        Morgan Stanley Dean Witter
DBS Bank Singapore                                     NTT DoCoMo
Deutsche Telekom                                       Safeway Stores
E(*)Trade                                              US WEST Capital Funding

CUSTOMER SERVICE AND SUPPORT

    We offer a wide range of standard support programs that includes telephone support 24 hours a day, seven days a week. In addition, we have designed our products to allow easy diagnostics and administration. For example, users can access all of the configuration and performance parameters of our host bus adapters from a single graphical user interface for configuration, troubleshooting and maintenance. Our customer service and support organization provides technical support to our OEM and systems integrator customers, enabling them to provide technical support to their end-users. We prepare our OEMs and systems integrator customers for product launch through a comprehensive training program. In addition, we employ systems engineers for pre- and post-sales support and technical support engineers for field support. Our OEM and systems integrator customers provide primary technical support to end-users of our products.

    We have developed an extensive training course for our OEM and distribution channel customers. The curriculum includes Fibre Channel configuration, SAN implementation and JNI product training. Most of our OEM and channel customers attend our training courses to learn Fibre Channel configuration and SAN reliability design.

MANUFACTURING, TEST AND ASSEMBLY

    We outsource the majority of our manufacturing, and we conduct quality assurance, manufacturing engineering, documentation control and certain finish assembly operations at our headquarters facility in San Diego, California. This approach enables us to reduce fixed costs and to provide flexibility in meeting market demands. All of our contract manufacturers are ISO 9002 certified.

    Taiwan Semiconductor Manufacturing Company fabricates our Emerald ASIC wafers in Asia. Various subcontractors, such as Amkor Technology, Caesar International Inc. and Siliconware USA Inc., perform assembly, packaging and testing of our ASICs, allowing us to purchase and receive only finished product. SCI Systems in Rapid City, South Dakota, and SMS in San Diego, California perform substantially all assembly operations for our host bus adapters. These contract manufacturers purchase the components of our host bus adapters, including printed circuit boards, third party ASICs and memory integrated circuits, and assemble them to our specifications. The contract manufacturers deliver the assembled host bus adapters to us, and we perform certain finish assembly procedures before testing and packaging the final products with software and manuals in our San Diego facility.

    We believe most component parts used in our host bus adapters are standard off-the-shelf items, which are, or can be, purchased from two or more sources. We select suppliers on the basis of technology, manufacturing capacity, quality and cost. Whenever possible and practicable, we strive to have at least two manufacturing locations for each product. Nevertheless, our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, unavailability of, or delays in obtaining access to, certain product technologies and the absence of complete control over delivery schedules, manufacturing yields, and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or operating results.

    For a discussion of the risks associated with our reliance on third-party manufacturers, please see "Risk Factors--Because we rely on third parties, and in some cases, a sole manufacturer, for substantially all of our manufacturing and assembly, failures by these third parties to provide products of sufficient quality could cause us to delay product shipments, which could result in delayed or lost revenues or customer dissatisfaction."

RESEARCH AND DEVELOPMENT

    Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to continue to make substantial investments in research and development and to participate in the development of industry standards. Our research and development expenses in the six months ended June 30, 2000 were $8.8 million. In the year ended December 31, 1999, our research and development expenses were $12.0 million, compared to $2.9 million in 1998 and $1.2 million in 1997.

    We have made a significant investment in our ASIC technologies through research and development and intend to continue to focus our development efforts on Fibre Channel ASICs and related software drivers and tools. Before a new product is developed, our research and development engineers work with marketing managers and customers to develop a comprehensive requirements specification. After the product is designed and commercially released, our engineers continue to work with customers on early design-in efforts to understand requirements for future generations and upgrades.

    Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities and subcontracting costs. As of June 30, 2000, we had 72 employees engaged in research and development. We are seeking to hire additional skilled development engineers. Our business, operating results and financial condition could be adversely affected if we encounter delays in hiring additional engineers.

    For a discussion of the risks we face in achieving our goals in research and development, please see "Risk Factors--Delays in product development could adversely affect our market position or customer relationships" and "Risk Factors--Our failure to retain the principal members of our management team or our failure to attract and retain key technical, selling and market personnel could adversely affect our business."

COMPETITION

    The market in which we compete is intensely competitive and is characterized by frequent new product introductions, changing customer preferences and evolving technology and industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, operating results and financial condition.

    Our principal competitors in the host bus adapter market are Emulex, Qlogic, Interphase and Hewlett-Packard. We face competition for our ASICs from Agilent and Qlogic. Our products may also compete at the end-user level with other technology alternatives, such as SCSI, which are available from companies such as Adaptec, LSI Logic and Qlogic as well as a number of smaller companies. In the future, other technologies, including InfiniBand, may evolve to address the applications served by Fibre Channel today, and because we focus exclusively on Fibre Channel, our business would suffer as a result of competition from such competing technologies.

    Some of our OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to any such OEM customers, in addition to the increased competition presented by these customers, could have a material adverse effect on our business, operating results and financial condition.

    We believe that the principal bases of Fibre Channel product competition presently include reliability, scalability, connectivity, performance and customization. We believe that other competitive factors include pricing and technical support. We believe that we compete favorably with respect to each of these factors. We also believe that we have a competitive strength in the alliances we have built with customers, particularly our close relationships with OEM customers. We believe that our experience with distribution channels will provide competitive benefits as the Fibre Channel market matures. Some of our other competitive advantages include our early entry into Fibre Channel technology, our workforce of highly experienced researchers and designers and our intellectual property.

INTELLECTUAL PROPERTY AND LICENSES

    The intellectual property rights we have in our technology, which generally consist of ASIC designs, system designs, software and know-how associated with our product portfolio, principally arise from exclusive licenses and our own internal development efforts. We began our commercial Fibre Channel development efforts in 1993 while operating as a division of Jaycor. In February 1997, the intellectual property rights arising from this development effort were transferred to JNI pursuant to an exclusive license agreement with Jaymark. In November 1998, we acquired Fibre Channel products and technology developed by Adaptec, including the design, software, masks and documentation of the Emerald ASIC architecture. The technology we acquired from Jaymark and Adaptec, in conjunction with our significant development efforts undertaken to enhance such technology, forms the central element of our host bus adapter and ASIC products and is critical to our success. We attempt to protect our technology through a combination of copyrights, trade secret laws, trademarks and contractual obligations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information could have a material adverse effect on our business, financial condition or operating results. In order to avoid disclosure of key elements of our technology, we have not sought patent protection which may be available to us. The lack of patent protection may make it more difficult for us to prevent other parties from developing or using technology substantially similar to ours. Our software products are protected by copyright laws, and we have several common law trademarks.

    We may need to initiate litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. We may receive in the future notice of infringement claims of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that such assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

BACKLOG

    At June 30, 2000, backlog for our products was approximately $12.1 million, substantially all of which is scheduled for delivery to customers during the quarter ending September 30, 2000, compared to backlog of approximately $2.9 million at June 30, 1999, substantially all of which was scheduled for delivery to customers during the quarter ended September 30, 1999. Typically, our OEM customers forecast expected purchases on a three to six month rolling basis, as compared to distributor customers which order as required with minimal order fulfillment time. All orders are subject to cancellation or delay by the customers with limited or no penalty. Therefore, our backlog is not necessarily indicative of actual sales for any succeeding period.

FACILITIES

    We lease approximately 70,946 square feet in San Diego, California from Jaycor, a former affiliate of ours, for product development and test laboratories, for manufacturing operations, and for administrative, engineering, marketing and sales offices. The term of the lease expires April 30, 2001. We lease approximately 1,949 square feet of office and laboratory space in Lake Forest, California under a lease that expires in September 2003. We also lease approximately 19,727 square feet in Fremont, California under a lease that expires in May 2005. In July 2000, we entered into leases for our new corporate headquarters in San Diego, covering approximately 85,000 square feet beginning in March 2001 and an additional 57,000 square feet beginning in April 2002. We believe that our current facilities will be adequate to meet our needs until at least the end of 2001.

EMPLOYEES

    As of June 30, 2000, we had 170 employees, including 22 in administration, 39 in selling and marketing, 72 in engineering and 37 in operations. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

    The following table provides information concerning executive officers, directors and key employees of JNI as of September 15, 2000:

NAME                                  AGE                   POSITION
----------------------------------  --------   ----------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
Eric P. Wenaas....................     58      Chairman of the Board of Directors
Terry M. Flanagan.................     62      President, Chief Executive Officer
                                               and Director
Gloria Purdy......................     53      Chief Financial Officer
Charles McKnett...................     45      Chief Technology Officer
Thomas K. Gregory.................     58      Chief Operating Officer
Scott Ruple.......................     40      Senior Vice President, Business
                                                Development and Marketing
John Bolger.......................     54      Director
Lawrence E. Fox...................     57      Director
John C. Stiska....................     58      Director
KEY EMPLOYEES
Edward Tyburski...................     41      Vice President, Engineering
Sassan Teymouri...................     42      Vice President, ASIC Engineering
Michael Orenich...................     53      Vice President, Sales
Paul Kim..........................     33      Vice President, Finance and
                                                Corporate Controller
Tracy Crowe.......................     40      Vice President, Marketing
Paul Stumbo.......................     57      Vice President, Operations

    EXECUTIVE OFFICERS AND DIRECTORS

    ERIC P. WENAAS, PH.D. has served as Chairman of the Board of Directors of JNI since its organization in February 1997. Dr. Wenaas currently serves as President and Chief Executive Officer of Jaycor, Inc., a privately held affiliate of JNI, a position he has held since March 1991. Dr. Wenaas also served as Chief Executive Officer and Chairman of the Board of Jaymark, Inc., our principal stockholder prior to its reorganization in July 2000, positions he held since Jaymark's formation in January 1997.

    TERRY M. FLANAGAN, PH.D. became President, Chief Executive Officer and a director of JNI upon the organization of JNI in February 1997. From 1977 to 1997, he served in various capacities at Jaycor, Inc., a privately held affiliate of JNI, most recently as Senior Vice President of the Systems Development Group. Dr. Flanagan received a B.S. in physics from the University of Santa Clara and an M.S. and a Ph.D. from Purdue University in physics. Dr. Flanagan has informed us that he would like to retire. Accordingly, we are actively engaged in a process to find a suitable candidate to replace Dr. Flanagan as our Chief Executive Officer. Dr. Flanagan plans to stay with JNI until a successor is found. Dr. Flanagan has also agreed to provide consulting services to us for a period of twelve months following his retirement.

    GLORIA PURDY joined JNI as Chief Financial Officer in August 1999. Prior to joining JNI, from April 1998 through April 1999, she served as Chief Financial Officer and Chief Operating Officer of Eloquent, Inc., a public Web-based media company. Prior to that time, from February 1992 through January 1998, she served as Chief Financial Officer of Interlink Computer Sciences, Inc., a public enterprise software company. Ms. Purdy received a B.S. in accounting from Golden Gate University and has completed Master's studies at the University of Santa Clara and Stanford University.

    CHARLES MCKNETT became the Chief Technology Officer of JNI upon the organization of JNI in February 1997. From January 1989 to February 1997, Mr. McKnett managed a variety of technology and development efforts, including the development of Fibre Channel products, at Jaycor, Inc., a privately held affiliate of JNI. Mr. McKnett received his B.S. in physics from the California Institute of Technology and an M.S. in electrical engineering from the University of Southern California.

    THOMAS K. GREGORY, PH.D. has served as Chief Operating Officer of JNI since March 1999. Beginning in February 1997 through March 1999, he served as Vice President, Engineering and Operations of JNI. From 1983 to 1996, he served in a variety of positions at Welch Allyn, a privately held medical device manufacturer, most recently as Manager of Research and Development. He has a B.S. with a dual major in physics and engineering from the University of Michigan and a Ph.D. in physics from the University of Connecticut.

    SCOTT RUPLE has served as Senior Vice President, Business Development and Marketing for JNI since May 2000. Mr. Ruple previously served as Vice President, Marketing from November 1998 to May 2000. From January 1997 to November 1998, Mr. Ruple was with G2 Networks, Inc., a privately held networking equipment company, where he served as Vice President of Engineering as well as Vice President of Marketing. From June 1994 to December 1996, Mr. Ruple was the Senior Director of Marketing for Emulex Corporation, a publicly held Fibre Channel connectivity equipment manufacturer. Mr. Ruple has undergraduate degrees in accounting and computer science from the University of Arizona and holds an M.B.A. from the University of Southern California.

    JOHN BOLGER has served as a director of JNI since October 1999. Mr. Bolger is a retired Vice President of Finance and Administration of Cisco Systems, Inc., a manufacturer of computer networking systems which is publicly held. Mr. Bolger is currently an independent business consultant and serves as a director of Integrated Device Technology, Inc., Wind River Systems, Inc., TCSI Corporation, Mission West Properties, Inc. and Sanmina Corporation, all public companies. Mr. Bolger earned a B.A. from the University of Massachussets and an M.B.A. from Harvard University.

    LAWRENCE E. FOX has served as a director of JNI since October 1999. Mr. Fox served as Managing Partner of First Chicago Equity Capital from April 1991 to October 1999. Mr. Fox received his undergraduate degree from the University of Wisconsin and an M.B.A. from the University of Chicago.

    JOHN C. STISKA has served as a director of JNI since May 2000. Mr. Stiska is chairman of Commercial Bridge Capital, LLC, a secured bridge loan fund, and served as of counsel to the law firm of Latham & Watkins from July 1998 through June 2000. From February 1996 to February 1998, Mr. Stiska served as corporate Senior Vice President of QUALCOMM Incorporated, and as General Manager of QUALCOMM's Technology Applications Group. Prior to joining QUALCOMM, Mr. Stiska was Chairman and Chief Executive Officer of Triton Group from 1993 to 1996. Mr. Stiska currently serves on the board of directors for Jaymark and for two public companies, FirstWorld Communications, Inc. and Websense Inc., as well as several privately held companies. Mr. Stiska earned a B.A. in accounting and a J.D. from the University of Wisconsin.

    KEY EMPLOYEES

    EDWARD S. TYBURSKI has served as Vice President, Engineering of JNI since June 1999. Prior to that time, beginning in November 1988 he served in a variety of positions, most recently as Senior Director, SONET Products Development, for Applied Digital Access, Inc., a publicly held telecommunications equipment vendor. Mr. Tyburski has a BSEE from Worcester Polytechnic Institute.

    SASSAN TEYMOURI has served as Vice President, ASIC Engineering since January 1999, and is responsible for JNI semiconductor operations in Fremont, California. From September 1996 to October 1998, Mr. Teymouri was President and CEO of Initio Corporation, a privately held developer and marketer of commercial input/output products based on proprietary ASICs. From May 1992 through

September 1996, he was the General Manager for the RAID group of Adaptec, Inc., a public corporation. Also, during his employment at Adaptec, he served as an Engineering Director of Enterprise Computing Networks. Mr. Teymouri received BSEE and MSEE degrees from the University of Michigan.

    MICHAEL ORENICH has served as Vice President, Sales since 1998. Prior to joining JNI, Mr. Orenich served as the Director of International Sales for Prisa Networks, a privately held digital image focused Fibre Channel company. From 1985 to 1997, he served in a variety of positions, most recently as Director of Marketing and Sales for the Pacific Rim, for Applied Micro Circuits Corporation, a publicly held semi-conductor company. Mr. Orenich has undergraduate degrees in psychology and business and has completed post-graduate work in international distribution law at the University of Wisconsin-Madison.

    PAUL KIM has served as Vice President, Finance and Corporate Controller since October 1999. Prior to joining JNI, he served as Vice President of Finance and Administration for Datafusion Inc., a privately held software development company, from January 1998 until October 1999. From April 1996 to January 1998, he was the Corporate Controller for Interlink Computer Sciences, Inc., a public enterprise software company. From January 1990 to April 1996, he worked for Coopers and Lybrand L.L.P., leaving as an audit manager. Mr. Kim received a B.A. in economics from the University of California at Berkeley and is a Certified Public Accountant.

    TRACY CROWE has served as Vice President of Marketing since August 2000. Mr. Crowe joined JNI in January 1999 as the Director of Marketing. From May 1998 to January 1999, Mr. Crowe was a senior product line manager for Nokia Mobile Phones, a division of Nokia which is a publicly held telecommunications company. From March 1996 to February 1998, Mr. Crowe was with QUALCOMM Incorporated, a publicly held telecommunications company, where he served as a senior product marketing manager. Prior to joining QUALCOMM, Mr. Crowe was a marketing manager for Emulex Corporation, a publicly held company, from February 1995 to February 1996. Mr. Crowe has a BSEE from Stanford University.

    PAUL STUMBO has served as Vice President of Operations since August 2000. Mr. Stumbo joined JNI in May 2000 as the Director of Materials. Prior to joining JNI, he served as Vice President of Operations for Solectek, a privately held manufacturer of microwave transmission equipment, from October 1999 to May 2000. From June 1997 to September 1999, Mr. Stumbo was the Director of Manufacturing for Iomega Corporation's Mobile Storage Division, a division of Iomega Corporation which is a publicly held disk and tape drive manufacturer. From October 1996 to June 1997, he was the Vice President of Operations for Integrated Microwave, a privately held manufacturer of radio frequency chip devices. From June 1990 to September 1996, Mr. Stumbo was the director of operations for Hughes Network Systems, a division of Hughes Electronics which is a publicly traded company. Mr. Stumbo received a B.S. in industrial management from San Diego State University and is a registered professional engineer.

    Currently, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected and serve at the discretion of the board of directors. There are no family relationships among the directors and officers of JNI.

    Pursuant to the Investor's Rights Agreement dated as of November 12, 1998 between Jaymark, JNI and Adaptec, we have granted Adaptec the right to have an observer present during our board meetings. Adaptec has indicated that it does not intend to exercise these rights. Adaptec has signed a confidentiality agreement to keep confidential all information discussed at any board meetings and we have the right to exclude the observer from any board meetings if we determine that the matters to be discussed are particularly sensitive. In addition, pursuant to a warrant to purchase shares of Jaymark common stock, Jaymark granted a third party lender board observer rights for all of its corporate subsidiaries' board meetings, including those of JNI.

BOARD COMMITTEES

    The board has established a compensation committee and an audit committee. We do not have a nominating committee or any other committee.

    COMPENSATION COMMITTEE

    The compensation committee currently consists of Messrs. Fox and Stiska. The compensation committee makes recommendations to the board with respect to our general and specific compensation policies and practices and administers our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Non-Qualified Stock Option Plan and our 1999 Employee Stock Purchase Plan.

    AUDIT COMMITTEE

    The audit committee consists of Messrs. Fox and Bolger. The audit committee recommends to the board the appointment of independent auditors, reviews and approves the scope of the annual audit and other non-audit services performed by the independent auditors, reviews the findings and recommendations of the independent auditors and periodically reviews and approves major accounting policies and significant internal accounting control procedures. The audit committee meets quarterly to review our audited and unaudited financial statements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the current members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. In addition to Mr. Fox, Thomas Bernard and Randy Johnson, both former directors of JNI, served as members of the compensation committee during 1999. Mr. Johnson served as chief financial officer of JNI during 1998 and through July 1999. Mr. Bernard has never been at any time since our formation one of our officers or employees.

COMPENSATION OF DIRECTORS

    Beginning in 2000, members of the board are compensated $10,000 annually for their services as directors of JNI. In addition, JNI compensates directors $1,000 per board meeting attended and reimburses directors for other out-of-pocket expenses incurred in the performance of their duties as directors. From time to time, directors who are not employees of JNI may receive options under our stock option plans as compensation for their services as directors. In October 1999, the board granted to Mr. Wenaas an option to purchase 22,000 shares of common stock at an exercise price of $16.00 per share and to each of Mr. Bolger and Mr. Fox an option to purchase 20,000 shares of common stock at an exercise price equal to $19.00 per share. Also, each of the initial audit and compensation committee members was granted an option to purchase 1,000 shares of our common stock at an exercise price equal to $19.00 per share. On May 17, 2000, the board granted to Mr. Stiska options to purchase 21,000 shares of our common stock at an exercise price of $35.00 per share. Beginning in fiscal year 2000, the chairperson of each of the audit and compensation committees receives $2,000 annually for providing these services to JNI.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    We have adopted provisions in our certificate of incorporation, permitted by Delaware General Corporation Law, which provide that directors of JNI will not be liable for monetary damages to JNI or its stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware General Corporation Law.

    Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our by-laws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers which may, in some cases be broader than the specific indemnification provisions contained in the Delaware law. The indemnification agreements may require us, among other things, to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of JNI where indemnification will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation for the years ended December 31, 1998 and 1999 received by:

    - the Chief Executive Officer, and

    - our four other most highly compensated executive officers who were serving as executive officers at the end of the 1999 fiscal year.

                           SUMMARY COMPENSATION TABLE
                         FOR FISCAL YEARS 1998 AND 1999

                                                                    ANNUAL COMPENSATION
                                                     -------------------------------------------------
                                                                                            OTHER
NAME AND                                              FISCAL                               ANNUAL
PRINCIPAL POSITION                                     YEAR     SALARY($)   BONUS($)   COMPENSATION($)
---------------------------------------------------  --------   ---------   --------   ---------------
Terry M. Flanagan
  President and Chief Executive Officer............    1999     $186,060    $175,000       $17,219(1)
                                                       1998      186,060     139,428        25,609(2)
Gloria Purdy(3)
  Chief Financial Officer..........................    1999       66,885     110,000         3,553(4)

Charles McKnett
  Chief Technology Officer.........................    1999      134,084      60,000         7,337(5)
                                                       1998      127,299      94,483         7,916(6)
Thomas K. Gregory
  Chief Operating Officer..........................    1999      150,000      80,000         8,647(7)
                                                       1998      137,061      99,185         5,655(8)
Roland Thibodeau(9)
  Former Senior Vice President,
  Sales............................................    1999      291,975(10)    5,000       23,759(11)
                                                       1998      198,083      25,000         4,888(12)

------------------------

 (1) Includes $9,000 paid as an auto allowance, $3,651 paid as a matching contribution to Dr. Flanagan's 401(k) account and $4,568 paid for group term life insurance.

 (2) Includes $9,303 paid to Dr. Flanagan in lieu of a raise, $8,641 paid as an auto allowance, $1,824 paid as a matching contribution to Dr. Flanagan's 401(k) account and $5,841 paid for group term life insurance.

 (3) Ms. Purdy joined JNI Corporation in August 1999. Therefore, the amounts shown do not reflect annual compensation.

 (4) Includes $3,202 paid as a matching contribution to Ms. Purdy's 401(k) account and $351 paid for group term life insurance.

 (5) Includes $6,583 paid as a matching contribution to Mr. McKnett's 401(k) account and $754 paid for group term life insurance.

 (6) Includes $3,147 paid as a matching contribution to Mr. McKnett's 401(k) account, $549 paid for group term life insurance and $4,220 paid for relocation expenses.

 (7) Includes $6,346 paid as a matching contribution to Dr. Gregory's 401(k) account and $2,301 paid for group term life insurance.

 (8) Includes $3,029 paid as a matching contribution to Dr. Gregory's 401(k) account and $2,626 paid for group term life insurance.

 (9) Mr. Thibodeau retired in August 2000 and currently provides consulting services to JNI.

(10) Includes $151,169 paid for sales commissions earned.

(11) Includes $14,866 paid to Mr. Thibodeau for relocation expenses, $582 paid as an auto allowance, $7,040 paid as a matching contribution to Mr. Thibodeau's 401(k) account and $1,271 paid for group term life insurance.

(12) Includes $3,281 paid as a matching contribution to Mr. Thibodeau's 401(k) account and $1,607 paid for group term life insurance.

                     OPTION GRANTS DURING FISCAL YEAR 1999

    The following table sets forth information regarding options to purchase our common stock granted during the year ended December 31, 1999 to each of:

    - the Chief Executive Officer, and

    - our four other most highly compensated executive officers who were serving as executive officers at the end of the 1999 fiscal year.

We do not have any outstanding stock appreciation rights.

                                                                                    POTENTIAL REALIZABLE
                                      % OF TOTAL                                      VALUE AT ASSUMED
                        NUMBER OF      OPTIONS                                      ANNUAL RATES OF STOCK
                       SECURITIES     GRANTED TO                                   PRICE APPRECIATION FOR
                       UNDERLYING    EMPLOYEES IN    EXERCISE OR                       OPTION TERM(1)
                         OPTIONS        FISCAL      BASE PRICE PER   EXPIRATION   -------------------------
NAME                   GRANTED (#)     YEAR(%)       SHARE ($/SH)       DATE          5%            10%
---------------------  -----------   ------------   --------------   ----------   -----------   -----------
Terry M. Flanagan....         --           --                --             --             --            --
Gloria Purdy.........    210,000         14.2%         $10.7143        8/11/09    $18,911,462   $30,113,342
                          30,000          2.0             16.00       10/25/09      2,443,342     3,890,614
Charles McKnett......         --           --                --             --             --            --
Thomas K. Gregory....         --           --                --             --             --            --
Roland Thibodeau.....      4,200          0.3           10.7143         9/1/09        378,229       602,267

------------------------

 (1) The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock.

                   OPTIONS EXERCISED DURING FISCAL YEAR 1999

    The following table sets forth information regarding the exercise of options to purchase common stock during the year ended December 31, 1999, and the unexercised options held and the value thereof at that date, for each of:

    - the Chief Executive Officer, and

    - our four other most highly compensated executive officers who were serving as executive officers at the end of the 1999 fiscal year.

                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING              VALUE OF UNEXERCISED
                                 SHARES                    UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS
                                ACQUIRED                    FISCAL YEAR END (#)        AT FISCAL YEAR END ($)(1)
                                   ON           VALUE           EXERCISABLE/                 EXERCISABLE/
NAME                           EXERCISE(#)   REALIZED($)       UNEXERCISABLE                 UNEXERCISABLE
-----------------------------  -----------   -----------   ----------------------      -------------------------
Terry M. Flanagan............    322,875     $6,080,802               0/753,375(2)       $      0/$49,597,162
Gloria Purdy.................         --             --               0/240,000          $      0/$13,109,997
Charles McKnett..............    152,586      2,873,698               0/356,034(2)       $      0/$23,438,893
Thomas K. Gregory............    169,533      3,192,866               0/395,577(2)       $      0/$26,042,139
Roland Thibodeau.............    135,639      2,554,530           4,200/316,491(2)       $232,200/$20,835,647

------------------------

(1) Based on the closing sale price of our common stock on December 31, 1999 ($66.00), as reported by the Nasdaq National Market, less the option exercise price.

(2) Pursuant to their terms, these options vested from the date of grant cumulatively 10% at the end of the first year, 30% at the end of the second year, 60% at the end of the third year and 100% after the fourth year, provided that if Jaymark no longer owned 50% or greater of our outstanding shares of common stock, the vesting schedule for the options would accelerate. Pursuant to the accelerated vesting schedule, the options would vest cumulatively 25% at the date of grant, 33% at the end of the first year, 75% at the end of the second year and 100% at the end of the third year. Accordingly, upon the reorganization of Jaymark, these options became 100% vested.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

    We have entered into a Severance Agreement, dated as of September 13, 2000, with Terry M. Flanagan. The agreement provides that if Dr. Flanagan's employment is terminated without cause or Dr. Flanagan resigns or retires with "good reason," Dr. Flanagan will receive twelve months salary continuation plus a pro rated bonus for the year during which the termination or resignation occurs and twelve months of continued health and dental insurance coverage. In addition, upon a termination of Dr. Flanagan's employment or his resignation or retirement with "good reason," all of his unvested options will become immediately vested and exercisable. In return, Dr. Flanagan has agreed to provide consulting services to JNI for twelve months following his termination of employment, resignation or retirement. The agreement defines "good reason" as (1) a material reduction of Dr. Flanagan's compensation, including salary, bonus and equity compensation, from the compensation level in effect for Dr. Flanagan during the prior year; (2) any material diminution of Dr. Flanagan's title, responsibilities or duties with JNI, including, but not limited to, the hiring of a new chief executive officer (even if Dr. Flanagan participates in the selection of the new chief executive officer to facilitate Dr. Flanagan's own voluntary retirement); or (3) the occurrence of a change of control, as defined in the agreement.

    On September 14, 2000, we amended the terms of our Severance and Change of Control Agreement with Gloria Purdy. As amended, the agreement provides that if Ms. Purdy's employment is terminated without cause or Ms. Purdy resigns for "good reason," whether or not a change of control has occurred, Ms. Purdy will receive twelve months salary continuation and all of her unvested options will become immediately vested and exercisable. The agreement defines "good reason" as (1) a material reduction in Ms. Purdy's base salary (excluding bonus, employee benefits and non-cash compensation) from the level in effect for Ms. Purdy during the prior year; (2) any material diminution of Ms. Purdy's title, responsibilities or duties with JNI; or (3) the occurrence of a change of control, as defined in the agreement.

    We also have entered into Severance and Change of Control Agreements with Charles McKnett and Thomas Gregory. In the event that the employee is terminated without cause within one year after a change in control of JNI, he or she will receive as a severance payment one full year of his or her then current total compensation, and all of his or her unvested, outstanding options to purchase shares of stock in JNI will immediately vest. Each of the employees who are parties to these agreements will also receive these benefits if he or she resigns as a result of a reduction in his or her total compensation within one year after a change in control of JNI.

INCENTIVE PLANS

    2000 EXECUTIVE MANAGEMENT INCENTIVE PLAN. We have adopted the 2000 Executive Management Incentive Plan providing bonus opportunities for members of our executive management team, under which such officers may be awarded cash bonuses based upon the achievement of individual performance criteria established at the beginning of the year and upon our financial performance. Each of our executive officers is eligible to receive a bonus payment ranging from 35% to 50% of his or her base salary, 60% of which is based on our financial performance, and 40% of which is based upon the accomplishment of his or her individual performance goals established at the beginning of the year. If our financial performance is significantly better than our 2000 annual financial plan, then the members of our executive management team will be eligible to receive bonuses based on a larger percentage of their base salaries. The increased percentages range from 63% to 90% of base salaries. The plan calls for any bonuses to be paid following our receipt of audited financial statements for 2000 from our independent auditors.

    2000 STAFF INCENTIVE PLAN. We have adopted the 2000 Staff Incentive Plan providing bonus opportunities for our employees who are not part of our executive management team, under which such employees may be awarded cash bonuses based upon the achievement of individual performance criteria established at the beginning of the year and upon our financial performance. Each of our employees is eligible to receive a bonus ranging from 5% to 20% of his or her base salary, 20% to 40% of which is based on our financial performance, and 60% to 80% of which is based upon the accomplishment of his or her individual performance goals established at the beginning of the year. If our financial performance is significantly better than our 2000 annual financial plan, then our employees will be eligible to receive bonuses based on a larger percentage of their base salaries. The increased percentages range from 6% to 28% of base salaries. Staff bonuses will be paid twice a year in January and July.

STOCK OPTION PLANS

    1997 STOCK OPTION PLAN

    Our 1997 Stock Option Plan allows for the issuance of options to purchase up to 4,396,441 shares of common stock. Under the 1997 Plan, all employees of JNI or any subsidiary are eligible to receive nonstatutory stock options or incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986. The 1997 Plan is administered by the compensation committee of the board, which selects the persons who will receive options, determines the number of shares in each option, vesting schedules and prescribes other terms and conditions, including the type of consideration to be paid to JNI upon exercise, in connection with each option grant.

    Options granted under the 1997 Plan initially vested over a four-year period. Pursuant to the terms of the 1997 Plan, however, vesting accelerated upon the distribution of the shares of our common stock held by Jaymark to its stockholders, so that options would vest over a three-year period. Accordingly, all of the options granted under the 1997 Plan prior to September 1997 have become fully vested.

    The exercise price of incentive stock options and nonstatutory stock options granted under the 1997 Plan cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of options granted to holders of more than 10% of the voting power of JNI, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO given to a holder of more than 10% of the voting power of JNI cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death.

    As of August 31, 2000, there were outstanding options to purchase an aggregate of 2,127,049 shares of common stock under the 1997 Plan. Options to acquire 2,212,342 shares have been exercised. As of August 31, 2000, 57,050 shares of common stock were available for future option grants under the 1997 Plan. If any option granted under the 1997 Plan expires, terminates or is canceled for any reason, or if shares of stock issued subject to a right of repurchase are repurchased by JNI, the shares allocable to the unexercised option or the repurchased shares will become available for additional option grants under the 1997 Plan.

    Each share limit and option under the 1997 Plan is subject to adjustment for certain changes in our capital structure, reorganizations and other extraordinary events.

    1999 STOCK OPTION PLAN

    Our 1999 Stock Option Plan was approved by the board and the stockholders in April 1999. The 1999 Plan authorizes JNI to grant incentive stock options to employees, and non-statutory stock options to employees, including officers, non-employee directors and consultants.

    The compensation committee of the board administers the 1999 Plan. The compensation committee has the authority to select the persons to whom options are granted and to determine the terms of each option, including:

    - the number of shares of common stock covered by the option;

    - when the option becomes exercisable;

    - the per share option exercise price, which must be at least 100% of the fair market value of a share of common stock for incentive stock options, at least 85% of the fair market value for non-statutory stock options, or 110% of the fair market value for incentive stock options granted to 10% stockholders; and

    - the duration of the option, which may not exceed 10 years, or, with respect to incentive stock options granted to 10% stockholders, five years.

    Generally, options granted under the 1999 Plan become exercisable pursuant to a schedule established by the compensation committee. Options granted under the 1999 Plan cannot be transferred except by will or the laws of descent and distribution.

    In the event of a change in control of JNI, any outstanding options which are neither assumed or substituted for by the acquiring corporation, nor exercised as of the date of the change in control, terminate and cease to be outstanding. If a JNI employee is terminated one month prior to, or within a year after, a change in control, then 50% of the terminated employee's outstanding unvested options will immediately vest.

    The total number of shares reserved for issuance under the 1999 Plan, as amended, is 2,312,800 shares of which, as of August 31, 2000, 121,494 shares have been issued upon the exercise of options. As of August 31, 2000, options to purchase a total of 1,632,256 shares of common stock were outstanding and 559,050 shares were available for future option grants.

    Each share limit and option under the 1999 Plan is subject to adjustment for certain changes in our capital structure, reorganizations and other extraordinary events.

    1999 EMPLOYEE STOCK PURCHASE PLAN

    A total of 175,000 shares of our common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan. As of August 31, 2000, 38,410 shares of common stock had been issued under the employee stock purchase plan. The number of shares reserved for issuance under the purchase plan will be subject to an annual increase on January 1 of each year beginning in 2001 equal to the lesser of:

    - 87,500 shares;

    - 1.0% of the outstanding shares on such date; or

    - a lesser amount as determined by our board.

    The employee stock purchase plan permits eligible employees to purchase common stock at a discount through payroll deductions, during 24-month offering periods. Unless the board establishes different periods, each offering period will be divided into four consecutive six-month purchase periods. Unless the board establishes a higher purchase price, the price at which stock is purchased under the employee stock purchase plan shall be equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower.

    2000 NON-QUALIFIED STOCK OPTION PLAN

    Our 2000 Non-Qualified Stock Option Plan was approved by the board in August 2000. The 2000 Plan authorizes JNI to grant non-statutory stock options to:

    - key employees who are not officers or directors of JNI;

    - newly hired employees who (1) have not previously been employed by JNI, and (2) with respect to whom options are to be granted as an inducement to join JNI; and

    - consultants who are not officers or directors of JNI.

    The compensation committee of the board administers the 2000 Plan. The compensation committee has the authority to select the persons to whom options are granted and to determine the terms of each option, including:

    - the number of shares of common stock covered by the option;

    - when the option becomes exercisable;

    - the per share option exercise price, which must be at least 85% of the fair market value; and

    - the duration of the option, which may not exceed 10 years.

    Generally, options granted under the 2000 Plan become exercisable pursuant to a schedule established by the compensation committee. Options granted under the 2000 Plan cannot be transferred except by will or the laws of descent and distribution.

    In the event of a change in control of JNI, any outstanding options which are neither assumed or substituted for by the acquiring corporation, nor exercised as of the date of the change in control, terminate and cease to be outstanding. If a JNI employee is terminated one month prior to, or within a year after, a change in control, then 50% of the terminated employee's outstanding unvested options will immediately vest.

    The total number of shares reserved for issuance under the 2000 Plan is 1,400,000 shares. As of August 31, 2000, options to purchase a total of 282,750 shares of common stock were outstanding and 1,117,250 shares were available for future option grants.

    The 1997 Plan, the 1999 Plan, the 2000 Plan and the employee stock purchase plan are not exclusive. The board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH JAYMARK AND JAYCOR

    Prior to its reorganization in July 2000, Jaymark, Inc. was a privately held holding company whose only assets were shares of stock in other companies. Immediately prior to its reorganization, Jaymark held approximately 60% of our outstanding common stock and 100% of the outstanding common stock of Jaycor. Jaycor is primarily a defense contractor for the U.S. government.

    On January 30, 1997, we were incorporated in Delaware as a wholly-owned subsidiary of Jaymark, Inc. On February 3, 1997, Jaymark paid $1,500 for 10,500 shares of our common stock. On March 5, 1997, we entered into a Technology Assignment and License Agreement with Jaymark and Jaycor, Inc., another wholly-owned subsidiary of Jaymark. Pursuant to the agreement, Jaycor assigned Fibre Channel products and technology to Jaymark in exchange for a limited license to the assigned products. Jaymark, in turn, assigned the Fibre Channel products and technology to JNI in exchange for 409,500 shares of our common stock and 16,590,000 shares of our Series A Preferred Stock.

    On February 1, 1997, we entered into a revolving loan agreement with Jaycor whereby we agreed with Jaycor to consent to borrow and/or lend sums to each other as may be needed from time to time in the ordinary course of business. We never loaned Jaycor funds under this agreement. Under the terms of the agreement, the advances bore interest at a floating rate equal to Jaycor's incremental cost of borrowing (12.1% at December 31, 1998). Advances under the agreement were due on demand, and if no demand was made, within ten years of the date of such advance. Outstanding advances totaled $2.0 million, $3.1 million and $4.3 million under the loan agreement at December 31, 1997, December 31, 1998 and upon repayment in October 1999, respectively. For the years ended December 31, 1997, 1998 and 1999, we incurred interest expense on advances from Jaycor of $130,000, $265,000 and $455,000, respectively. We granted Jaycor a security interest in our assets to secure our obligations under the agreement. We also guaranteed a $7.0 million credit line that Jaycor had with a commercial lender. The lender agreed to release our guarantee obligation upon our repayment to Jaycor of any amounts owing under the revolving loan agreement. Subsequent to our initial public offering, the outstanding balance to Jaycor was paid in full and the agreement was terminated.

    We entered into a Transitional Services Agreement, dated September 1, 1999, with Jaycor, whereby Jaycor agreed to continue to provide certain accounting and administrative services to us. In return, we agreed to compensate Jaycor in an amount determined in accordance with Jaycor's historical practice of allocating expenses to us. This agreement terminated as of March 31, 2000. Until January 31, 2000, Jaycor maintained, and paid the premiums on, certain umbrella insurance policies which covered us. We reimbursed Jaycor for the amount of the insurance premium allocated to our coverage.

    In October 1998, we entered into a sublease agreement with Jaycor, as amended, whereby we sublease approximately 26,800 square feet in San Diego, California from Jaycor for product development and test laboratories for manufacturing operations, and for administrative, engineering, marketing and sales offices. The sublease is on terms consistent with Jaycor's primary lease. The sublease provides for a base monthly rent and is subject to an annual increase based upon the consumer price index percentage with a minimum increase of 2.5% and a maximum increase of 5% annually. Effective February 12, 2000, we amended our lease agreement with Jaycor. The term of the lease expires April 31, 2001. Effective August 1, 2000, the square footage under the lease with Jaycor increased to 70,946 square feet. In addition, the sublease requires the payment of a pro rata portion of the monthly operating costs, taxes and utilities of the premises.

    Pursuant to a Registration Rights Agreement dated as of September 1, 1999, we granted registration rights to Jaymark and its stockholders for shares of our common stock previously held by Jaymark. Upon its distribution of the shares of our common stock that it held to its stockholders, Jaymark's registration rights passed to its stockholders. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. The former Jaymark stockholders also are entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, these former Jaymark stockholders may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within twelve months following the initial offering of our securities. All of these registration rights terminate after we have effected two registration statements, or at the latest, four years from the date of our initial public offering.

    Our historical results of operations have been included in Jaymark's consolidated federal income tax return. We entered into a Tax Sharing Agreement with Jaymark dated September 1, 1999, under which the amount of federal income tax allocated to us was generally determined as though we were filing a separate federal income tax return. For periods during which Jaymark and JNI were included in the same affiliated group for federal and state income tax purposes, we agreed with Jaymark that our federal and state tax obligations, if any, would be paid to Jaymark. Subsequent to our initial public offering, we are no longer included as a member of the Jaymark affiliated tax group. As such, Jaymark agreed to reimburse us for the tax benefits associated with any net operating loss or credit carryforwards previously utilized by Jaymark less any carryforwards utilized by us, and we began to file our own federal and state income tax returns.

    On July 24, 2000, Jaymark distributed all of the shares of our common stock it held to its stockholders in a reorganization transaction, which resulted in Jaymark's liquidation and dissolution. Under an Asset Acquisition Agreement and Plan of Reorganization, dated as of July 21, 2000 among JNI, Jaymark, Jaycor, Inc. and California Tube Laboratories, Inc., JNI agreed to facilitate Jaymark's reorganization and liquidating distribution in exchange for lock-up agreements that will restrict the Jaymark stockholders' ability to sell the JNI shares they receive in the distribution.

    The Asset Acquisition Agreement provides that, other than 1,000,000 shares which may be sold by former Jaymark stockholders to satisfy certain tax obligations in connection with the reorganization, none of the shares of JNI common stock distributed by Jaymark may be sold for 330 days, except as follows. In the event of an underwritten public offering during the lockup period, the portion of the JNI shares held by former Jaymark stockholders sold in the offering will be released from the lockup. Those not sold in the offering will be subject to a lockup period of 180 days from the date of the offering for one half of the remaining shares, and 360 days from the date of the offering for the second one half of the remaining shares. If an underwritten public offering has not occurred within 150 days after the reorganization transaction, an additional 1,000,000 shares of JNI common stock will be released from the lockup and may be sold by the former Jaymark stockholders. All remaining shares will be subject to a lockup of an additional 180 days. JNI also agreed to certain registration rights, pursuant to which the former Jaymark stockholders have requested that JNI register their shares in this offering.

    Some of our executive officers and directors held positions with Jaymark and were stockholders of Jaymark. Immediately prior to the reorganization, Eric Wenaas, Jaymark's Chairman and Chief Executive Officer, held 443,885 shares, or approximately 15% of Jaymark's stock; Terry Flanagan, who served as a director of Jaymark until September 1999, held 105,417 shares, or approximately 3% of Jaymark's stock; John Stiska, who served as a director of Jaymark, held 33,900 shares, or approximately 1% of Jaymark's stock, and Thomas Gregory and Charles McKnett each held less than 1% of Jaymark's stock.

    John Stiska, one of our directors, was of counsel to Latham & Watkins from July 1998 until June 2000. During 1999 and 2000, Latham & Watkins has provided legal services to us.

AGREEMENTS WITH ADAPTEC

    As of December 31, 1999, Adaptec, Inc. beneficially owned 1,972,895 shares, or approximately 9.0%, of our outstanding common stock. As of August 31, 2000, Adaptec held 832,893 shares, or approximately 3.4%, of our outstanding common stock.

    In November 1998, we purchased certain Fibre Channel technology, products and property and equipment from Adaptec, Inc. As consideration for the purchase, we issued to Adaptec 1,132,895 shares of our Series A Convertible Preferred Stock with a fair value, as determined for financial reporting purposes, of approximately $1.383 per share for an aggregate purchase price of approximately $1,567,000. We also issued three warrants to purchase shares of our Series A Convertible Preferred Stock as additional consideration to Adaptec.

    On September 30, 1999, we and Adaptec amended the first of the Series A warrants to fix the number of shares issuable thereunder at 840,000. No shares were issuable under the second and third warrants.

    The 1,132,895 shares of our Series A Convertible Preferred Stock converted to common stock as of the date of our initial public offering. In March 2000, Adaptec net exercised its warrant in exchange for 839,998 shares of our common stock.

    In November 1998, we purchased certain Fibre Channel technology, products and property and equipment from Adaptec. In connection with the asset acquisition, we entered into the following agreements with Adaptec: a Fibre Channel Cross-License Agreement; a Chip Manufacturing Agreement; a Board Manufacturing and Transition Agreement; a Consulting Services Agreement; a Volume Purchase Agreement; and two Occupancy License Agreements.

    Pursuant to the Fibre Channel Cross-License Agreement, Adaptec granted us four irrevocable, perpetual and non-exclusive licenses to certain of Adaptec's Fibre Channel technology. Three of the licenses granted to us under this agreement are fully paid and royalty-free and the fourth license contains a $25 per unit royalty fee. During the years ended December 31, 1998 and 1999, we incurred royalty expenses of $0 and $44,000, respectively, pursuant to this agreement.

    In addition and as part of the agreement, we granted Adaptec a non-exclusive license to use and distribute any of our error corrections, updates and other future versions and releases of the licensed Fibre Channel technology products. The license to Adaptec is royalty-free.

    Pursuant to the Chip Manufacturing Agreement, Adaptec agreed to perform manufacturing services with respect to Fibre Channel chip products for a transition period not to exceed two years beginning in November 1998. The agreement specified that Adaptec would manufacture and package the products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. Based on our decision to manage the manufacturing and assembly process for our Fibre Channel chip products, Adaptec ceased the performance of manufacturing services under this agreement in December 1999. During the years ended December 31, 1998 and 1999, we incurred costs of $19,000 and $1,224,000, respectively, for the manufacture of these products by Adaptec.

    Pursuant to the Board Manufacturing and Transition Agreement, Adaptec agreed to perform manufacturing services with respect to Fibre Channel board level products sold to us under the Asset Acquisition Agreement for a transition period of six months beginning in November 1998. The agreement specified that Adaptec would manufacture and package the board level products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. We purchased $0 and $421,000 of board level products from Adaptec during the years ended December 31, 1998 and 1999, respectively, pursuant to this agreement.

    Pursuant to the Consulting Services Agreement, Adaptec agreed to perform consulting services to assist us in the development of the technology assets purchased in exchange for an hourly fee which varied based on the particular consultant engaged. This agreement had a term of the earlier of one year from the date of the agreement or the completion of all services noted in the agreement. Such services were completed in October 1999. During the years ended December 31, 1998 and 1999, we incurred expenses of $0 and $408,000, respectively, pursuant to this agreement.

    Pursuant to the Volume Purchase Agreement, we agreed to sell to Adaptec certain Fibre Channel products developed and manufactured by Adaptec for us under the Chip Manufacturing Agreement and the Board Manufacturing and Transition Agreement. Per the agreement, the prices charged to Adaptec will not exceed:

    - the prices charged any of our other customers during the 90 day period preceding the price quote purchasing "substantially similar" products, or

    - 115% of our actual manufacturing cost or the price paid by us if manufactured by Adaptec.

Adaptec has the right to resell the products without restriction of any kind, except that under certain conditions, Adaptec may not sell products incorporating certain chip-level products.

    The Volume Purchase Agreement expires in November 2000 and will automatically renew for an additional one-year term unless either party notifies the other of its intention to terminate the agreement within ninety days of the expiration of the term. During the years ended December 31, 1998 and 1999, we had no sales to Adaptec pursuant to this agreement.

    Pursuant to two Occupancy License Agreements, Adaptec granted us the right to occupy and use a portion of two of Adaptec's facilities located in Irvine and Milpitas, California. The monthly rental fee for the Irvine facility was $15,000. The monthly rental fee for the Milpitas facility was $3,000. These rates were based on Adaptec's rental costs plus an increase in costs for allocations of computer resources, telephone charges, supplies and other nominal charges. The Irvine agreement had a term of four months and expired in February 1999. The Milpitas agreement had a maximum term of twelve months; however, we exercised our right to terminate the Milpitas agreement pursuant to the agreement in February 1999 without penalty. Amounts incurred under these agreements totaled $35,000 and $28,000 during the years ended December 31, 1998 and 1999, respectively.

    Accounts payable to Adaptec totaled approximately $19,000 and $132,000 at December 31, 1998 and 1999, respectively. We did not purchase anything from Adaptec during the years ended December 31, 1996 or 1997.

    Under an Investor's Rights Agreement dated as of November 12, 1998, Adaptec or its permitted transferees will have registration rights with respect to the shares of our common stock acquired in November 1998 and with respect to the shares issued upon exercise of the warrants described above. If we propose to register any of our securities under the Securities Act at any time beginning two years after our initial public offering, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at our expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. These registration rights terminate after we have effected two registration statements, or at the latest, four years from the date of our initial public offering.

    We believe that all transactions with affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on the board approve all future transactions between us and our officers, directors, principal stockholders and their affiliates.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of August 31, 2000, and as adjusted to give effect to the sale of 1,000,000 shares of common stock in this offering by JNI and the sale of 3,500,000 shares of common stock in this offering by selling stockholders, by:

    - each person known to be the beneficial owner of 5% or more of the outstanding shares of common stock, including the selling stockholder;

    - each executive officer listed in the Summary Compensation Table;

    - each director of JNI;

    - all executive officers and directors of JNI as a group; and

    - each selling stockholder.

    Except in cases where community property laws apply or as indicated in the footnotes to this table, JNI believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Shares indicated as beneficially owned by executive officers in the following tables include shares issuable within 60 days upon exercise of outstanding options under our stock option plans. The address of the individuals listed below is the address of JNI set forth in the "Prospectus Summary."

                                                 SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                   OWNED PRIOR TO                      OWNED AFTER
                                                    THE OFFERING         SHARES      THE OFFERING(2)
                                                ---------------------    BEING     --------------------
                                                NUMBER(1)    PERCENT    OFFERED     NUMBER     PERCENT
                                                ----------   --------   --------   ---------   --------
EXECUTIVE OFFICERS:
Terry M. Flanagan.............................   1,478,548      6.0%    147,855    1,330,693      5.2%
Thomas K. Gregory.............................     495,846      2.0      24,792      471,054      1.9
Gloria Purdy..................................      18,750     *              0       18,750     *
Charles McKnett...............................     457,434      1.9      22,872      434,562      1.7
Scott Ruple...................................      91,241     *              0       91,241     *
DIRECTORS:
Eric P. Wenaas................................   1,950,051      8.1     195,005    1,755,046      7.0
John Bolger...................................      10,250     *              0       10,250     *
Lawrence E. Fox...............................      10,500     *              0       10,500     *
John C. Stiska................................     169,380     *         16,938      152,442     *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
  GROUP
  (9 PERSONS).................................   4,682,000     18.6%    407,642    4,274,538     16.3%
SELLING STOCKHOLDERS:
  [To be provided by amendment]

------------------------

*   Less than one percent.

(1) The following table indicates the number of shares subject to options exercisable within 60 days of August 31, 2000 and total shares subject to options held by individuals listed in the table above:

                                                    SHARES SUBJECT
                                                      TO OPTIONS
                                                     EXERCISABLE         TOTAL
                                                        WITHIN       SHARES SUBJECT
                                                       60 DAYS         TO OPTIONS
                                                    --------------   --------------
Terry M. Flanagan.................................     430,500          430,500
Thomas K. Gregory.................................     226,044          226,044
Gloria Purdy......................................      18,750          190,000
Charles McKnett...................................     281,034          281,034
Scott Ruple.......................................      55,500          290,000
Eric P. Wenaas....................................       5,500           22,000
John Bolger.......................................       5,250           21,000
Lawrence E. Fox...................................       5,500           22,000

(2) The numbers and percentages in this table assume that the underwriters do not exercise their over-allotment option. The individuals named in the table below have granted the underwriters the option to purchase up to the number of shares shown next to their names to cover over-allotments. If the over-allotment option were exercised in full, the individuals would beneficially own the number and percentage of shares of JNI common stock shown in the table below:

                                                                  SHARES BENEFICIALLY
                                                                      OWNED AFTER
                                                                    THE OFFERING IF
                                                                    OVER-ALLOTMENT
                                              SHARES SUBJECT TO   OPTION IS EXERCISED
                                               OVER-ALLOTMENT     -------------------
                                                   OPTION          NUMBER    PERCENT
                                              -----------------   --------   --------
Thomas K. Gregory...........................        24,792        446,262      1.8%
Gloria Purdy................................        10,000          8,750      *
Charles McKnett.............................        22,872        411,690      1.6
Scott Ruple.................................        10,000         81,241      *

------------------------

*   Less than one percent.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of JNI consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

    As of August 31, 2000 there were 24,155,139 shares of common stock outstanding held by approximately 211 holders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding holders of preferred stock, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of legally available funds. See "Dividend Policy."

    In the event of a liquidation, dissolution or winding up of JNI, subject to preferences that may be applicable to any then outstanding holders of preferred stock, holders of our common stock are entitled to share ratably in all assets. The common stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking fund provisions applicable to the common stock. We have received full payment for all outstanding shares of our common stock and cannot require our stockholders to make further payments on the stock. The common stock to be outstanding upon completion of this offering will have the same status.

PREFERRED STOCK

    Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of JNI.

REGISTRATION RIGHTS

    Under an Investor's Rights Agreement dated as of November 12, 1998, Adaptec or its permitted transferees will have registration rights with respect to the shares of our common stock it acquired in November 1998 and with respect to the shares of common stock it acquired upon exercise of a warrant it received in connection with our acquisition of technology from it in November 1998. The former Jaymark stockholders also have registration rights under a Registration Rights Agreement dated as of September 1, 1999 with respect to the shares of our common stock that Jaymark previously held. If we propose to register any of our securities under the Securities Act at any time beginning two years after the date of our initial public offering, either for our own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of the registration and are entitled to include their shares in the registration, at our expense. Beginning twelve months after the date of our initial public offering, the former Jaymark stockholders also are entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, the former Jaymark stockholders may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within twelve months following the initial offering of our securities. All of these registration rights terminate after we have effected two registration statements, or at the latest, four years from the date of our initial public offering.

DELAWARE ANTI-TAKEOVER LAW

    We are required to follow Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change of control of JNI without further action by the stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Our common stock has traded on the Nasdaq National Market under the symbol JNIC since October 27, 1999. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time.

    - Upon the closing of this offering, we will have outstanding an aggregate of approximately 25,155,139 shares of common stock.

    - Of these shares, the 4,500,000 shares of common stock to be sold in this offering, the 5,635,000 shares of common stock sold in our initial public offering and the shares sold to date by our stockholders pursuant to Rule 144 or Rule 701 under the Securities Act will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of JNI as such term is defined in Rule 144 of the Securities Act.

    - All remaining shares held by our existing stockholders were issued and sold by JNI in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder, which rules are summarized below.

    Other than 1,000,000 shares which the former Jaymark stockholders were permitted to sell immediately following the reorganization to satisfy certain tax obligations and the shares to be sold in this offering, all of the shares of our common stock distributed by Jaymark are subject to lock-up restrictions. The 9,675,000 shares not sold in the offering will be subject to a lock-up period of 180 days from the date of the offering for one half of the shares, and 360 days from the date of the offering for the second half of the shares. In addition, our officers, directors and other 5% stockholders have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Salomon Smith Barney Inc., on behalf of the underwriters.

    In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an "affiliate," who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of either 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the outstanding shares of our common stock would be approximately 251,551 shares immediately after the offering. Sales under Rule 144 are also subject to prescribed requirements regarding the manner of sale, notice and availability of current public information about JNI.

    In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of JNI who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell those shares in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period conditions.

    Subject to the lockup agreements described above, the JNI shares received by former Jaymark stockholders are freely tradable (other than shares held by former Jaymark stockholders who are affiliates of JNI) and may be sold from time to time in market transactions, block trades, privately negotiated transactions and registered public offerings.

    On March 29, 2000, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all of the shares of common stock reserved for issuance pursuant to the 1997 Stock Option Plan, the 1999 Stock Option Plan and the 1999 Employee Stock Purchase Plan. On September 14, 2000, we filed a registration statement of Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options granted pursuant to the 2000 Non-Qualified Stock Option

Plan. Accordingly, shares issued upon exercise of such options are freely tradeable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

    Adaptec and the former Jaymark stockholders have rights to cause JNI to register shares of our common stock that they hold. The former Jaymark stockholders have rights to require that we register their shares beginning one year after our initial public offering, and both Adaptec and the former Jaymark stockholders have the right to include shares in registration statements we file beginning two years after the date of our initial public offering. Registration of the shares under the Securities Act would generally result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. However, shares purchased by our affiliates would not be freely tradeable. See "Risk Factors--If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall."

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and JNI and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Salomon Smith Barney Inc....................................
Bear, Stearns & Co. Inc.....................................
Chase Securities Inc........................................
                                                                ----

  Total.....................................................
                                                                ====

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $    per share. The underwriters may allow, and dealers may reallow, a
concession to exceed $    per share on sales to other dealers. If all of the
shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

    Some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriters' initial purchase commitment.

    JNI, its officers and directors, and some of the stockholders of JNI have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of JNI or any securities convertible into or exchangeable for common stock of JNI. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In addition, the JNI stockholders who received their shares in the reorganization of Jaymark have agreed that they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of JNI that they received in the reorganization, other than shares to be sold in this offering, for (1) a period of 180 days after the completion of this offering for one-half of the shares and (2) a period of 360 days after the completion of this offering for the remaining one-half of the shares. Salomon Smith Barney Inc. may release any of the securities subject to these lock-up agreements at any time without notice. For a description of Jaymark's reorganization and other lock-up restrictions related to these shares, see "Certain Transactions--Agreements with Jaymark and Jaycor."

    The common stock is quoted on the Nasdaq National Market under the symbol "JNIC."

    The following table shows the underwriting discounts and commission to be paid to the underwriters by JNI and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       PAID BY JNI                 PAID BY SELLING STOCKHOLDERS
                                              ------------------------------      ------------------------------
                                              NO EXERCISE      FULL EXERCISE      NO EXERCISE      FULL EXERCISE
                                              -----------      -------------      -----------      -------------
Per share...................................      $                $                  $                $
Total.......................................      $                $                  $                $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

    JNI will bear the total expenses of this offering, which are estimated to be $730,000.

    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    JNI and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for JNI by Latham & Watkins, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, Newport Beach, California.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT JNI

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's Web site at www.sec.gov.

    We furnish holders of the common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We furnish other reports as we may determine or as may be required by law.

                                JNI CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Balance Sheets as of December 31, 1998, 1999 and June 30,
  2000 (unaudited)..........................................    F-3

Statements of Operations for the Years Ended December 31,
  1997, 1998, 1999 and for the Six Months Ended June 30,
  1999 and 2000 (unaudited).................................    F-4

Statements of Stockholders' Equity (Deficit) and
  Comprehensive Income for the Years Ended December 31,
  1997, 1998, 1999 and for the Six Months Ended June 30,
  2000 (unaudited)..........................................    F-5

Statements of Cash Flows for the Years Ended December 31,
  1997, 1998, 1999 and for the Six Months Ended June 30,
  1999 and 2000 (unaudited).................................    F-6

Notes to Financial Statements...............................    F-7

                                JNI CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of JNI Corporation

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of JNI Corporation at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Diego, California
January 26, 2000

                                JNI CORPORATION

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                     AS OF             AS OF
                                                                 DECEMBER 31,        JUNE 30,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................   $   --    $ 5,062      $ 4,124
  Marketable securities available for sale..................       --     39,767       40,670
  Accounts receivable, net..................................    3,300      6,305       12,479
  Inventories...............................................    1,175      4,046        7,368
  Other current assets......................................      236        711          996
  Deferred income taxes.....................................       --        946        1,746
                                                               ------    -------      -------
    Total current assets....................................    4,711     56,837       67,383
Property and equipment, net.................................    2,466      4,632        5,961
Intangible assets, net......................................      633     10,047        7,368
Deferred income taxes.......................................       --      1,309        1,229
Other assets................................................        4         --           40
                                                               ------    -------      -------
                                                               $7,814    $72,825      $81,981
                                                               ======    =======      =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $2,541    $ 4,124      $ 5,640
  Accrued liabilities.......................................      939      3,367        4,840
  Due to affiliate..........................................    3,061         --           --
  Deferred revenue..........................................       --         --        1,702
                                                               ------    -------      -------
    Total current liabilities...............................    6,541      7,491       12,182
  Other liabilities.........................................      100        112          101
                                                               ------    -------      -------
    Total liabilities.......................................    6,641      7,603       12,283
                                                               ------    -------      -------
Commitments (Note 9)

Stockholders' equity:
  Preferred stock, undesignated series, 5,000,000 shares
    authorized; none issued.................................       --         --           --
  Convertible Preferred Stock, Series A, par value $.001 per share; aggregate liquidation value $8,355 at December
    31, 1998; 30,000,000 shares authorized; 17,722,895, 0
    and 0 shares issued and outstanding.....................       18         --           --
  Common stock, par value $.001 per share; 100,000,000
    shares authorized; 420,000, 21,838,679 and 23,643,446
    shares issued and outstanding...........................       --         22           24
  Additional paid-in capital................................    5,427     67,078       67,622
  Unearned stock-based compensation.........................     (970)    (1,311)        (977)
  Accumulated other comprehensive income (loss).............       --        (23)         (43)
  Retained earnings (deficit)...............................   (3,302)      (544)       3,072
                                                               ------    -------      -------
    Total stockholders' equity..............................    1,173     65,222       69,698
                                                               ------    -------      -------
                                                               $7,814    $72,825      $81,981
                                                               ======    =======      =======

                See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                        YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ------------------------------------   ---------------------------
                                    1997        1998          1999           1999           2000
                                  --------   -----------   -----------   ------------   ------------
                                                                         (UNAUDITED)    (UNAUDITED)
Net revenues....................  $  2,903   $    12,189   $    40,171   $    14,912    $    42,501
Cost of revenues................     1,252         5,361        15,402         5,453         17,235
                                  --------   -----------   -----------   -----------    -----------
    Gross margin................     1,651         6,828        24,769         9,459         25,266
                                  --------   -----------   -----------   -----------    -----------
Operating expenses:
  Research and development......     1,202         2,919        11,951         4,938          8,820
  Selling and marketing.........       681         1,526         4,806         2,073          5,255
  General and administrative....       822         1,698         3,476         1,286          3,396
  Amortization of intangible
    assets......................        --            47         1,506           110          2,679
  Amortization of stock-based
    compensation................        --            35           842           401            341
                                  --------   -----------   -----------   -----------    -----------
    Total operating expenses....     2,705         6,225        22,581         8,808         20,491
                                  --------   -----------   -----------   -----------    -----------
Operating income (loss).........    (1,054)          603         2,188           651          4,775
Interest income.................        --            --           352            --          1,058
Interest expense--affiliate.....      (130)         (265)         (455)         (289)            --
                                  --------   -----------   -----------   -----------    -----------
Income (loss) before income
  taxes.........................    (1,184)          338         2,085           362          5,833
Income tax provision
  (benefit).....................        --            27          (673)       (1,405)         2,217
                                  --------   -----------   -----------   -----------    -----------
    Net income (loss)...........  $ (1,184)  $       311   $     2,758   $     1,767    $     3,616
                                  ========   ===========   ===========   ===========    ===========
Earnings (loss) per share:
  Basic.........................  $  (2.82)  $      0.74   $      0.64   $      4.21    $      0.16
                                  ========   ===========   ===========   ===========    ===========
  Diluted.......................  $  (2.82)  $      0.02   $      0.12   $      0.08    $      0.13
                                  ========   ===========   ===========   ===========    ===========
Number of shares used in per
  share computations:
  Basic.........................   420,000       420,000     4,285,000       420,000     22,499,000
  Diluted.......................   420,000    17,977,000    23,789,000    22,726,000     26,915,000

                See accompanying notes to financial statements.

                                JNI CORPORATION
     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       CONVERTIBLE
                                     PREFERRED STOCK,
                                         SERIES A              COMMON STOCK        ADDITIONAL     UNEARNED         PARENT
                                  ----------------------   ---------------------    PAID-IN      STOCK-BASED      CAPITAL
                                    SHARES       AMOUNT      SHARES      AMOUNT     CAPITAL     COMPENSATION    CONTRIBUTION
                                  -----------   --------   ----------   --------   ----------   -------------   ------------
BALANCE--DECEMBER 31, 1996......           --     $ --             --     $--       $    --        $    --        $ 2,791
Net parent advances.............                                                                                       82
Investment by parent............   16,590,000       17        420,000                 2,856                        (2,873)
Net loss........................
                                  -----------     ----     ----------     ---       -------        -------        -------
BALANCE--DECEMBER 31, 1997......   16,590,000       17        420,000      --         2,856             --             --
Issuance of convertible
  preferred stock...............    1,132,895        1                                1,566
Stock-based compensation........                                                      1,005           (970)
Net income......................
                                  -----------     ----     ----------     ---       -------        -------        -------
BALANCE--DECEMBER 31, 1998......   17,722,895       18        420,000      --         5,427           (970)            --
Issuance of warrants............                                                     10,920
Stock-based compensation........                                                      1,183           (341)
Issuance of common stock in
  initial public offering, net
  of issuance costs.............                            2,800,000       3        48,049
Conversion of convertible
  preferred stock into common
  stock.........................  (17,722,895)     (18)    17,722,895      18
Common stock options
  exercised.....................                              895,784       1           151
Unrealized gain (loss) on
  marketable securities.........
Tax benefit from stock option
  transactions..................                                                        490
Tax benefit from technology
  transfer from parent..........                                                        858
Net income......................
                                  -----------     ----     ----------     ---       -------        -------        -------
BALANCE--DECEMBER 31, 1999......           --       --     21,838,679      22        67,078         (1,311)            --
Exercise of warrants by
  Adaptec.......................                              839,998
Stock-based compensation........                                                                       334
Common stock options
  exercised.....................                              926,359       2           132
Common stock issued under
  Employee Stock Purchase Plan..                               38,410                   412
Unrealized gain (loss) on
  marketable securities.........
Net income......................
                                  -----------     ----     ----------     ---       -------        -------        -------
BALANCE--JUNE 30, 2000
  (UNAUDITED)...................           --     $ --     23,643,446     $24       $67,622        $  (977)       $    --
                                  ===========     ====     ==========     ===       =======        =======        =======


                                   ACCUMULATED                     TOTAL
                                      OTHER        RETAINED    STOCKHOLDERS'
                                  COMPREHENSIVE    EARNINGS       EQUITY       COMPREHENSIVE
                                  INCOME (LOSS)    (DEFICIT)     (DEFICIT)         INCOME
                                  --------------   ---------   -------------   --------------
BALANCE--DECEMBER 31, 1996......       $ --         $(2,429)      $   362
Net parent advances.............                                       82
Investment by parent............                                       --
Net loss........................                     (1,184)       (1,184)        $(1,184)
                                       ----         -------       -------         -------
BALANCE--DECEMBER 31, 1997......         --          (3,613)         (740)         (1,184)
                                                                                  =======
Issuance of convertible
  preferred stock...............                                    1,567
Stock-based compensation........                                       35
Net income......................                        311           311             311
                                       ----         -------       -------         -------
BALANCE--DECEMBER 31, 1998......         --          (3,302)        1,173             311
                                                                                  =======
Issuance of warrants............                                   10,920
Stock-based compensation........                                      842
Issuance of common stock in
  initial public offering, net
  of issuance costs.............                                   48,052
Conversion of convertible
  preferred stock into common
  stock.........................                                       --
Common stock options
  exercised.....................                                      152
Unrealized gain (loss) on
  marketable securities.........        (23)                          (23)            (23)
Tax benefit from stock option
  transactions..................                                      490
Tax benefit from technology
  transfer from parent..........                                      858
Net income......................                      2,758         2,758           2,758
                                       ----         -------       -------         -------
BALANCE--DECEMBER 31, 1999......        (23)           (544)       65,222           2,735
                                                                                  =======
Exercise of warrants by
  Adaptec.......................                                       --
Stock-based compensation........                                      334
Common stock options
  exercised.....................                                      134
Common stock issued under
  Employee Stock Purchase Plan..                                      412
Unrealized gain (loss) on
  marketable securities.........        (20)                          (20)            (20)
Net income......................                      3,616         3,616           3,616
                                       ----         -------       -------         -------
BALANCE--JUNE 30, 2000
  (UNAUDITED)...................       $(43)        $ 3,072       $69,698         $ 3,596
                                       ====         =======       =======         =======

                See accompanying notes to financial statements.

                                JNI CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                                 ------------------------------   ----------------------------
                                                   1997       1998       1999        1999             2000
                                                 --------   --------   --------   -----------      -----------
                                                                                  (UNAUDITED)      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................  $(1,184)   $   311    $ 2,758      $ 1,767          $ 3,616
  Adjustments to reconcile net income (loss) to
    net cash (used in) provided by operating
    activities:
    Deferred income taxes......................       --         --     (1,293)      (1,446)            (720)
    Depreciation and amortization..............       86        243      1,148          583              923
    Amortization of intangible assets..........       --         47      1,506          110            2,679
    Amortization of stock-based compensation...       --         35        842          401              334
    Accrued interest expense - affiliate.......      130        265       (395)         289               --
    Accrued receivable - affiliate.............       --         --        159           --               --
  Changes in assets and liabilities:
    Accounts receivable, net...................     (769)    (2,444)    (3,005)        (942)          (6,174)
    Inventories................................     (511)      (439)    (2,871)      (1,869)          (3,322)
    Other assets...............................      (41)      (157)      (471)          56             (325)
    Accounts payable...........................      484      2,057      1,583          334            1,516
    Accrued liabilities........................      111        799      2,655          260            1,473
    Deferred revenue...........................       --         --         --           --            1,702
    Other liabilities..........................       11         34         12           (1)             (11)
                                                 -------    -------    -------      -------          -------
Net cash (used in) provided by operating
  activities...................................   (1,683)       751      2,628         (458)           1,691
                                                 -------    -------    -------      -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities available
    for sale...................................       --         --    (49,790)          --             (923)
  Proceeds from sale of marketable securities
    available for sale.........................       --         --     10,000           --               --
  Capital expenditures.........................     (219)    (1,597)    (3,314)      (1,412)          (2,252)
                                                 -------    -------    -------      -------          -------
Net cash used in investing activities..........     (219)    (1,597)   (43,104)      (1,412)          (3,175)
                                                 -------    -------    -------      -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances from (payments to) affiliate....    1,902        846     (2,666)       1,870               --
  Net proceeds from issuance of common stock...       --         --     48,204           --              546
                                                 -------    -------    -------      -------          -------
Net cash provided by financing activities......    1,902        846     45,538        1,870              546
                                                 -------    -------    -------      -------          -------
Net change in cash and cash equivalents........       --         --      5,062           --             (938)
Cash and cash equivalents, beginning of
  period.......................................       --         --         --           --            5,062
                                                 -------    -------    -------      -------          -------
Cash and cash equivalents, end of period.......  $    --    $    --    $ 5,062      $    --          $ 4,124
                                                 =======    =======    =======      =======          =======
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Purchase of property and equipment and
    intangible assets in exchange for
    convertible preferred stock and warrants to
    purchase convertible preferred stock.......  $    --    $ 1,567    $10,920      $    --          $    --

                 See accompanying notes to financial statements

                                JNI CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    JNI Corporation ("JNI" or the "Company") commenced operations in 1993 as a division of Jaycor, Inc. ("Jaycor"). In February 1997, Jaycor effected a corporate reorganization in which it formed two new corporations: Jaymark, Inc. ("Jaymark") and the Company. Jaymark became the parent of Jaycor and of the Company in that reorganization transaction. Jaycor then transferred technology and assets relating to its fibre channel division to Jaymark, which in turn contributed these to the Company in exchange for shares of the Company's common and preferred stock, which automatically converted into common stock upon the closing of the Company's initial public offering. In July 2000, Jaymark distributed its shares to its stockholders in a reorganization transaction which resulted in Jaymark's liquidation and dissolution and eliminated control of JNI by Jaymark (Note 11).

    The Company is a leading designer and supplier of fibre channel hardware and software products that connect servers and data storage devices to form storage area networks. Storage area networks were made possible by the emergence of Fibre Channel technology--a new generation of server to storage communications technology that improves data communication speeds, connectivity, distance between connections, reliability and access. The Company operates in one business segment.

BASIS OF PRESENTATION

    The accompanying financial statements reflect the financial position, results of operations, changes in stockholders' equity and cash flows as if the Company was a separate entity for all periods presented. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company's business. When the Company was a division of Jaycor, the cash used by the Company was funded by Jaycor. Subsequent to incorporation, the Company's cash receipts and disbursements continued to be processed by Jaycor until the Company completed its initial public offering (Note 5). The net balance of the Company's accounts with Jaycor is included in Due to Affiliate, which was paid in full as of December 31, 1999. Subsequent to its initial public offering, the Company commenced processing its cash receipts and disbursements.

    General corporate overhead related to Jaymark's corporate headquarters and common support divisions have been allocated to the Company generally based on the proportion of the Company's total labor costs to the total of all of Jaymark's subsidiaries' total labor costs. Allocated charges included in operating expenses totaled $336, $509 and $1,086 for the years ended December 31, 1997, 1998 and 1999, respectively. Management believes these allocations fairly and reasonably approximate costs incurred by Jaymark on behalf of the Company's operations. However, the costs allocated to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. Since the Company was operated as a combined unit, management is unable to differentiate between the amounts allocated and the amounts that would have been incurred on a stand-alone basis. Subsequent to the Company's initial public offering, the Company commenced performing necessary functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a separate independent company.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) UNAUDITED INTERIM FINANCIAL DATA

    The unaudited interim financial statements for the six-month periods ended June 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the financial statements for these interim periods are unaudited. Operating results for the interim periods are not necessarily indicative of operating results for an entire year.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase.

MARKETABLE SECURITIES

    The Company's marketable securities consist principally of government or government agency securities and corporate notes and bonds. The Company has classified its marketable securities as "available for sale" and carries them at fair value with net unrealized holding gains and losses reported in accumulated other comprehensive income (loss).

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions, when necessary, are made to reduce excess and obsolete inventories to their estimated net realizable values.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated over their estimated useful lives, using the straight-line method. Useful lives range from three to seven years for equipment and furniture and the shorter of the useful lives or the terms of the leases (one to five years) for leasehold improvements. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense as incurred.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) LONG-LIVED ASSETS

    The Company evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. No such losses have been identified by the Company.

INTANGIBLE ASSETS

    Intangible assets represent certain products and technology purchased in November 1998 (Note 2) and are being amortized over their estimated useful lives of three years using the straight-line method. Accumulated amortization totaled $47 and $1,535 at December 31, 1998 and 1999, respectively, and $4,214 at June 30, 2000 (unaudited).

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents and accrued liabilities approximates fair value due to the nature of their short-term maturities. The carrying value of the Company's payable to affiliate approximated fair value as the rate of interest for this instrument approximated market rates of interest available to the Company for a similar instrument.

REVENUE RECOGNITION

    Revenue from product sales to customers are recognized upon shipment. Allowances for estimated sales returns are provided at the time revenue is recognized. The Company sells products to its distribution channel customers under volume purchase agreements. Certain of its agreements with distribution channel customers provide for stock rotation, where the customer may return product provided that it places a new order for replacement products. The Company reserves for estimated stock rotation and uncollectable accounts based on past history and expected future returns related to products shipped.

    Due to its changing product mix, during the second quarter of 2000, the Company began to recognize revenue from sales to its distributors that have contractual rights of return only when these distributors ship the Company's products to their end-user customers.

    The Company's current practice is generally to warrant its adapter products against defects in materials and workmanship for a three-year period from the date of shipment and its Application Specific Integrated Circuits ("ASICs") products for a one-year period from the date of shipment. The estimated cost of warranty obligations is accrued at the time revenue is recognized.

RESEARCH AND DEVELOPMENT COSTS

    The Company is involved in a large and continuing research and development effort that includes the continual development of new products and the improvement of existing products. All research and development costs are expensed as incurred.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which is defined as completion of designing, coding and testing activities. The amount of costs eligible for capitalization, after consideration of factors such as net realizable value, have not historically been material and, accordingly, all software development costs have been charged to research and development expense as incurred in the accompanying statements of operations.

INCOME TAXES

    Until the consummation of the initial public offering, the Company was a member of the Jaymark affiliated group of corporations which files a consolidated federal income tax return and certain combined and consolidated state income tax returns. Beginning October 27, 1999, the Company files its own federal and state income tax returns. Income taxes are calculated as if the Company had filed separate tax returns for federal and state purposes for all periods presented. In connection with the separation from the Jaymark consolidated tax group, the Company realized a deferred tax asset related to the transfer of certain technology from Jaymark and accounted for this as additional paid-in capital.

    Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in income in the period such changes are enacted.

STOCK-BASED COMPENSATION

    The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income
(loss) and earnings (loss) per common share as if the fair value based method had been applied in measuring compensation costs. Accordingly, compensation cost for stock options is measured as the excess, if any, of the deemed fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock and is amortized over the vesting period, generally four years.

EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted loss per share for the year ended December 31, 1997 because all such securities are antidilutive for this period. The total number of

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) potential common shares excluded from the calculation of diluted loss per common share for the year ended December 31, 1997 was 15,136,000.

    The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                        YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                  ------------------------------------   -------------------------
                                    1997        1998          1999          1999          2000
                                  --------   -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Numerator:
  Net income (loss).............  $ (1,184)  $       311   $     2,758   $     1,767   $     3,616
                                  ========   ===========   ===========   ===========   ===========
Denominator:
  Denominator for basic earnings
    (loss) per share--weighted
    average share outstanding...   420,000       420,000     4,285,000       420,000    22,499,000
  Effect of dilutive securities:
    Dilutive warrants
      outstanding...............        --            --       840,000       840,000       406,000
    Dilutive options
      outstanding...............        --       815,000     4,144,000     3,743,000     3,989,000
    Employee stock purchase plan
      shares....................        --            --         1,000            --        21,000
    Convertible preferred
      stock.....................        --    16,742,000    14,519,000    17,723,000            --
                                  --------   -----------   -----------   -----------   -----------
    Denominator for diluted
      earnings (loss) per
      share--adjusted weighted
      average shares............   420,000    17,977,000    23,789,000    22,726,000    26,915,000
                                  ========   ===========   ===========   ===========   ===========
Basic earnings (loss) per
  share.........................  $  (2.82)  $      0.74   $      0.64   $      4.21   $      0.16
Diluted earnings (loss) per
  share.........................  $  (2.82)  $      0.02   $      0.12   $      0.08   $      0.13

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. This statement will be effective for the Company on January 1, 2001. SFAS 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company has not determined the impact of the adoption of this new accounting standard on its financial statements or results of operations because we do not have any derivative financial instruments.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The objective of this bulletin is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. Companies are required to follow the guidance in the bulletin no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company believes that its current revenue recognition policy complies with the guidelines in SAB 101.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation." Beginning July 1, 2000, companies were required to comply with FIN 44 with respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The Company believes that the application of FIN 44 will not have a material impact on its financial position or results of operations.

NOTE 2--ACQUISITION

    In November 1998, the Company purchased certain Fibre Channel technology, products and property and equipment from Adaptec, Inc. ("Adaptec"). As consideration for the purchase, the Company issued to Adaptec 1,132,895 shares of the Company's Series A Convertible Preferred Stock with a fair value, as determined for financial reporting purposes, of approximately $1.383 per share for an aggregate purchase price of approximately $1,567. The Company also issued three warrants to purchase shares of the Company's Series A Convertible Preferred Stock as additional consideration to Adaptec.

    On September 30, 1999, the Company and Adaptec amended the first of the Series A warrants to fix the number of shares issuable thereunder at 840,000. No shares were issuable under the second and third warrants as a result of the actual revenues earned by the Company on sales of products based on the acquired technology during the period from February 1, 1999 to the date of the Company's initial public offering. As a result of the issuance of the 840,000 warrants, additional purchase price consideration of $10,920 was recorded on September 30, 1999. This additional purchase price was allocated to intangible assets and is being amortized over the remaining useful life of approximately two years (Note
11).

    The 1,132,895 shares of the Company's Series A Convertible Preferred Stock converted to common stock as of the date of the Company's initial public offering.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                     AS OF             AS OF
                                                                 DECEMBER 31,        JUNE 30,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Accounts receivable:
  Accounts receivable.......................................   $3,433     $6,800      $12,969
  Less allowance for doubtful accounts and sale returns.....     (133)      (495)        (490)
                                                               ------     ------      -------
      Total.................................................   $3,300     $6,305      $12,479
                                                               ======     ======      =======

                                                                     AS OF             AS OF
                                                                 DECEMBER 31,        JUNE 30,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Inventories:
  Raw materials.............................................   $  645     $3,027      $ 5,744
  Work in process...........................................      426        299          540
  Finished goods............................................      104        720        1,084
                                                               ------     ------      -------
      Total.................................................   $1,175     $4,046      $ 7,368
                                                               ======     ======      =======

                                                                     AS OF             AS OF
                                                                 DECEMBER 31,        JUNE 30,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Property and equipment, net:
  Computer and test equipment...............................   $2,763    $ 4,755      $ 6,510
  Leasehold improvements....................................       10        110          111
  Office furniture and other equipment......................       64      1,286        1,783
                                                               ------    -------      -------
                                                                2,837      6,151        8,404
Less accumulated depreciation and amortization..............     (371)    (1,519)      (2,443)
                                                               ------    -------      -------
      Total.................................................   $2,466    $ 4,632      $ 5,961
                                                               ======    =======      =======

                                                                     AS OF             AS OF
                                                                 DECEMBER 31,        JUNE 30,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Accrued liabilities:
  Payroll and payroll related costs.........................   $  836     $2,251      $ 3,410
  Other.....................................................      103      1,116        1,430
                                                               ------     ------      -------
      Total.................................................   $  939     $3,367      $ 4,840
                                                               ======     ======      =======

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4--MARKETABLE SECURITIES

    At December 31, 1999 and June 30, 2000 (unaudited), the amortized cost and estimated fair value of marketable securities available for sale were as follows:

                                                                      DECEMBER 31, 1999
                                                       ------------------------------------------------
                                                       AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                         COST         GAINS         LOSSES      VALUE
                                                       ---------   ------------   ----------   --------
U.S. government and agency debt......................   $ 2,317    $        --       $ (5)     $ 2,312
State, municipal, and county government debt.........    30,584             --        (18)      30,566
Corporate debt.......................................     6,889             --         --        6,889
                                                        -------    ------------      ----      -------
                                                        $39,790    $        --       $(23)     $39,767
                                                        =======    ============      ====      =======

                                                                  JUNE 30, 2000 (UNAUDITED)
                                                       ------------------------------------------------
                                                       AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                         COST         GAINS         LOSSES      VALUE
                                                       ---------   ------------   ----------   --------
U.S. government and agency debt......................   $ 2,009    $        --       $ (6)     $ 2,003
State, municipal, and county government debt.........    24,785             --        (37)      24,748
Corporate debt.......................................    13,919             --         --       13,919
                                                        -------    ------------      ----      -------
                                                        $40,713    $        --       $(43)     $40,670
                                                        =======    ============      ====      =======

The cost of securities sold is based on the specific identification method. No gains or losses were realized on the sale of available for sale securities during the year ended December 31, 1999. Realized losses on the sale of available for sale securities during the six months ended June 30, 2000 (unaudited) were $18. There were no realized gains on the sale of available for sale securities during the six months ended June 30, 2000 (unaudited).

NOTE 5--STOCKHOLDERS' EQUITY

    During October 1999, the Company completed its initial public offering for the sale of 5,635,000 shares of common stock (of which 2,800,000 shares were sold by the Company and 2,835,000 were sold by the Company's principal stockholder, Jaymark) at a price to the public of $19.00 per share, which resulted in net proceeds to the Company of $49,476 after the payment of underwriters' commission but before the deduction of offering expenses. Upon the closing of the Company's initial public offering, all shares of Series A Convertible Preferred Stock were automatically converted into 17,722,895 shares of common stock.

    The Board of Directors of the Company (the "Board") is authorized to issue up to 5,000,000 shares of preferred stock or other senior securities and determine the series and number of preferred shares to be issued and any related designations, powers, preferences, rights, qualifications, limitations or restrictions.

NOTE 6--BENEFIT PLANS

    The Company's employees are covered by Jaymark's 401(k) salary deferral plan (the "401(k) Plan"), which covers substantially all employees of the Company. Jaymark modified the 401(k) Plan, effective July 1, 1998, to allow for a Company matching contribution (the "Match") and, effective July

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6--BENEFIT PLANS (CONTINUED)
1, 1999, to allow eligible new employees to enroll on the first day of the month following their hire date. The Match is 100% of the employee's first five percentage points of salary contributed; employees vest 20% per year on the second through sixth anniversaries of their hire date. During the years ended December 31, 1998, 1999 and during the six months ended June 30, 2000 (unaudited), the charge to operations for the Match was $39, $256 and $272, respectively. Effective February 1, 2000, the Company established the JNI Corporation 401(k) Plan.

    During February 1997, the Company adopted an option plan (the "1997 Plan") which provides for the issuance of 4,396,441 shares of the Company's common stock. The 1997 Plan provides for the grant to employees and directors of the Company of incentive stock options and non-qualified stock options to purchase shares of the Company's common stock. Options granted under the 1997 Plan became exercisable upon the Company's initial public offering and have a ten year term from the date of grant. The exercise price of all options granted under the 1997 Plan are not less than the fair market value of the Company's common stock as determined by the Board on the date of grant. As a result of the reorganization transaction with Jaymark on July 24, 2000 (Note 11), vesting of options granted under the 1997 Plan was accelerated to a three-year vesting period. At June 30, 2000 (unaudited), there were 57,050 shares of the Company's common stock available for future grant under the 1997 Plan.

    In April 1999, the Company adopted a second option plan (the "1999 Plan"), as amended, which provides for the issuance of up to 2,312,800 shares of the Company's common stock. The 1999 Plan provides for the grant to employees, consultants and directors of the Company of incentive stock options and non-qualified stock options to purchase shares of the Company's common stock. Options granted under the 1999 Plan become exercisable at such time or upon such event and subject to the terms, conditions and restrictions as determined by the Board; provided, however, that no option may become exercisable after ten years from the date of grant. The exercise price of all incentive stock options granted under the 1999 Plan may not be less than the fair market value of the Company's common stock as determined by the Board on the date of grant. Options granted under the 1999 Plan generally vest over a four-year period. At June 30, 2000 (unaudited), there were 801,300 shares of the Company's common stock available for future grant under the 1999 Plan.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6--BENEFIT PLANS (CONTINUED)
    A summary of the Company's stock option plans as of December 31, 1997, 1998, 1999 and for the six months ended June 30, 2000 (unaudited) and changes during the periods is as follows:

                                                                                                               SIX MONTHS ENDED
                                                                                                                   JUNE 30,
                                                             YEAR ENDED DECEMBER 31,                         --------------------
                                        ------------------------------------------------------------------           2000
                                                1997                   1998                   1999               (UNAUDITED)
                                        --------------------   --------------------   --------------------   --------------------
                                                    WEIGHTED               WEIGHTED               WEIGHTED               WEIGHTED
                                                    AVERAGE                AVERAGE                AVERAGE                AVERAGE
                                                    EXERCISE               EXERCISE               EXERCISE               EXERCISE
                                         OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of period....         --    $  --     3,759,840    $0.17     4,038,741    $0.17     4,568,107    $ 3.15
  Granted.............................  3,759,840     0.17       808,500     0.17     1,478,700     9.39       471,400     44.12
  Exercised...........................         --       --            --       --      (895,784)    0.17      (926,359)     0.24
  Cancelled...........................         --       --      (529,599)    0.17       (53,550)    0.65       (84,400)    44.60
                                        ---------              ---------              ---------              ---------
Outstanding at end of period..........  3,759,840    $0.17     4,038,741    $0.17     4,568,107    $3.15     4,028,748    $ 7.74
                                        =========              =========              =========              =========
Vested at end of period...............         --                375,984                206,716              1,949,618
Exercisable at end of period..........         --                     --                206,716              1,949,618
  Weighted average fair value per
    option of options granted during
    the period........................               $0.07                  $1.34                  $5.42                  $28.30

    The following table summarizes information regarding employee stock options outstanding at December 31, 1998, 1999 and June 30, 2000 (unaudited):

                                                                  OPTIONS                  OPTIONS
                                                                OUTSTANDING              EXERCISABLE
                                                          -----------------------   ----------------------
                                                            WEIGHTED
                                                            AVERAGE      WEIGHTED                 WEIGHTED
                                                           REMAINING     AVERAGE                  AVERAGE
                                              NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                             OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
---------------                             -----------   ------------   --------   -----------   --------
December 31, 1999:
  $0.17...................................   3,323,907         7.85       $ 0.17      202,516      $0.17
  $0.71...................................     126,000         9.19         0.71           --         --
  $10.00 -- $13.00........................     928,900         9.59        10.94        4,200      10.71
  $16.00 -- $19.00........................     184,300         9.82        17.04           --         --
  $69.00 -- $92.00........................       5,000         9.88        84.00           --         --
                                             ---------         ----       ------      -------      -----
  $0.17 -- $92.00.........................   4,568,107         8.33       $ 3.15      206,716      $0.38
                                             =========                                =======

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6--BENEFIT PLANS (CONTINUED)

                                                                 OPTIONS                   OPTIONS
                                                               OUTSTANDING               EXERCISABLE
                                                         -----------------------   ------------------------
                                                           WEIGHTED
                                                           AVERAGE      WEIGHTED                   WEIGHTED
                                                          REMAINING     AVERAGE       NUMBER       AVERAGE
                                             NUMBER      CONTRACTUAL    EXERCISE    EXERCISABLE    EXERCISE
EXERCISE PRICES                            OUTSTANDING   LIFE (YEARS)    PRICE     AS OF 6/30/00    PRICE
---------------                            -----------   ------------   --------   -------------   --------
June 30, 2000 (unaudited):
  $0.17..................................   2,406,861         7.46       $ 0.17      1,827,835      $ .17
  $0.71..................................     116,100         8.69         0.71         31,680       0.71
  $10.00 -- $13.00.......................     919,337         9.09        10.95         90,103      10.00
  $16.00 -- $21.00.......................     168,550         9.34        16.90             --         --
  $26.00 -- $40.00.......................     158,000         9.88        31.39             --         --
  $42.00 -- $60.00.......................     237,300         9.75        47.56             --         --
  $60.50 -- $73.00.......................      22,600         9.63        68.32             --         --
                                            ---------         ----       ------      ---------      -----
  $0.17 -- $73.00........................   4,028,748         8.19       $ 7.74      1,949,618      $0.63
                                            =========                                =========

    Stock-based compensation is recognized using the intrinsic value method. In connection with the grant of stock options to employees, the Company recorded unearned stock-based compensation within stockholders' equity of $1,005 and $1,183 during the years ended December 31, 1998 and 1999, respectively, representing the difference between the estimated fair value of the common stock determined for financial reporting purposes and the exercise price of these options at the date of grant. Amortization of unearned stock-based compensation, net of any charges reversed during the period for the forfeiture of unvested options, was $35 and $842 for the years ended December 31, 1998 and 1999, respectively, and $401 and $341 for the six-month periods ended June 30, 1999 and 2000 (unaudited), respectively.

    At June 30, 2000 (unaudited), the remaining unearned stock-based compensation of approximately $977 will be amortized as follows: $312 during the six months ended December 31, 2000, $433 in 2001, $219 in 2002 and $13 in 2003.
The amount of stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

    During October 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 175,000 shares of the Company's common stock have been reserved for issuance under the Purchase Plan. As of June 30, 2000 (unaudited), 38,410 shares of common stock have been issued under the Purchase Plan. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on January 1 of each year beginning in 2001 equal to the lesser of (a) 87,500 shares, (b) 1.0% of the outstanding shares on such date or (c) a lesser amount as determined by the Board. The Purchase Plan permits eligible employees to purchase shares of common stock at a fifteen percent (15%) discount through payroll deductions during sequential 24-month offering periods. Each such offering period is divided into four consecutive six-month purchase periods. Unless the Board establishes a higher price, the price at which shares are purchased under the Purchase Plan for such offering period is equal to 85% of the lesser of the fair market value of the common stock on the first day of such offering period or the last day of the applicable purchase period within such offering period.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6--BENEFIT PLANS (CONTINUED)
    Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and diluted earnings (loss) per common share would have been as follows:

                                                                                             SIX MONTHS
                                                                                                ENDED
                                                               YEAR ENDED DECEMBER 31,        JUNE 30,
                                                            ------------------------------   -----------
                                                              1997       1998       1999        2000
                                                            --------   --------   --------   -----------
                                                                                             (UNAUDITED)
Net income (loss):
  As reported.............................................  $(1,184)    $ 311      $2,758      $3,616
  Pro forma...............................................   (1,242)      231       1,532         182
Diluted earnings (loss) per common share:
  As reported.............................................  $ (2.82)    $0.02      $ 0.12      $ 0.13
  Pro forma...............................................    (2.96)     0.01        0.06        0.01

                                                                                            SIX MONTHS
                                                                                               ENDED
                                                              YEAR ENDED DECEMBER 31,        JUNE 30,
                                                           ------------------------------   -----------
                                                             1997       1998       1999        2000
                                                           --------   --------   --------   -----------
                                                                                            (UNAUDITED)
Weighted average grant-date fair value of options
  granted:
  Exercise price equal to estimated fair value of stock
    on the grant date:
    Aggregate value......................................  $   275     $   12     $6,581      $13,341
    Per share value......................................     0.07       0.07       5.89        28.30
  Exercise price less than the estimated fair value of
    stock on the grant date:
    Aggregate value......................................       --     $1,068     $1,433           --
    Per share value......................................       --       1.67       3.97           --

    The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 (unaudited): no dividend yield; risk-free interest rate of 6.00%, 4.83%, 5.56%, and 6.51% and expected terms of
9.9 years, 9.9 years, 7.4 years, and 3.1 years, respectively. The volatility of the Company's common stock underlying the options was 95.0% during the year ended December 31, 1999 and 99.7% for the six months ended June 30, 2000 (unaudited). The volatility of the Company's common stock was not considered during the years ended December 31, 1997 and 1998 because the Company's equity was not publicly-traded as of December 31, 1997 and 1998. The fair value of the employees' purchase rights pursuant to the Purchase Plan was estimated using the Black-Scholes model with the following assumptions for the year ended December 31, 1999 and the six months ended June 30, 2000 (unaudited): no dividend yield; risk-free interest rate of 5.08% and 5.38%, respectively; expected term of 1.3 years and expected volatility of 95%. The weighted average fair value of those purchase rights granted during the year ended December 31, 1999 and the six months ended June 30, 2000 (unaudited) was $8.00 and $11.48, respectively.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7--INCOME TAXES

    The components of the income tax provision (benefit) are as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CURRENT:
  Federal...................................................    $22      $   619
  State.....................................................      5            1
                                                                ---      -------
                                                                 27          620
                                                                ---      -------
DEFERRED:
  Federal...................................................     --       (1,008)
  State.....................................................     --         (285)
                                                                ---      -------
                                                                 --       (1,293)
                                                                ---      -------
                                                                $27      $  (673)
                                                                ===      =======

    Due to the Company's net loss position for the year ended December 31, 1997, there was no provision for income taxes recorded. The provision for 1998 relates to the federal and state alternative minimum tax.

    The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                          ------------------------------------
                                                            1997          1998          1999
                                                          --------      --------      --------
Tax provision (benefit) at statutory rate...............    (34)%           34%          34%
State tax, net of federal tax benefit...................     (3)             7            8
Research and development credits........................     (4)           (21)         (21)
Stock-based compensation................................     --              4           14
Permanent differences, net..............................      1              3           --
Utilization of net operating loss carryforwards.........     --           (115)         (45)
Net change in valuation allowance.......................     40             96          (22)
                                                            ---           ----          ---
                                                             -- %            8 %        (32)%
                                                            ===           ====          ===

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7--INCOME TAXES (CONTINUED)
    The components of the Company's net deferred tax assets (liabilities) are as follows:

                                                                     AS OF
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................   $1,006     $   --
  Research and development credit carryforwards.............      172        172
  Allowances and reserves...................................      120        496
  Accrued payroll and payroll related costs.................      163        246
  Intangible assets.........................................        6      1,309
  Other.....................................................       27         32
                                                               ------     ------
    Total deferred tax assets...............................   $1,494     $2,255
Deferred tax liabilities:
  Other.....................................................   $  (97)    $   --
                                                               ------     ------
    Net deferred tax asset..................................    1,397      2,255
    Less valuation allowance................................   (1,397)        --
                                                               ------     ------
                                                               $   --     $2,255
                                                               ======     ======

    At December 31, 1998, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset at that time. At December 31, 1999, there was no valuation allowance recorded against the net deferred tax asset as management determined at that time that it was more likely than not that the net deferred tax asset will be realized based on historical and anticipated future pre-tax results of operations of the Company.

    As of December 31, 1999, the Company had federal and state research and development tax credit carryforwards of approximately $97 and $75, respectively. The credit carryforwards will expire in 2019, if not utilized to offset future taxable income of the Company.

NOTE 8--TRANSACTIONS WITH AFFILIATES

DUE TO AFFILIATE

    On February 1, 1997, the Company entered into a revolving loan agreement with Jaycor whereby Jaycor and the Company agreed to consent to borrow and/or lend sums to each other as may be needed from time to time in the ordinary course of business. Under the terms of the agreement, the advances bore interest at a floating rate equal to Jaycor's incremental cost of borrowing (12.1% at December 31, 1998). Subsequent to the Company's initial public offering, the outstanding balance to Jaycor was paid in full. During the years ended December 31, 1997, 1998 and 1999, the Company incurred interest expense on advances from Jaycor of $130, $265 and $455, respectively.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8--TRANSACTIONS WITH AFFILIATES (CONTINUED)
BUILDING SUBLEASE

    In October 1998, the Company and Jaycor entered into a sublease agreement, as amended, whereby the Company subleased a certain portion of Jaycor's facilities for terms consistent with Jaycor's primary lease. The sublease provides for a base monthly rent and is subject to an annual increase based upon the Consumer Price Index (CPI) percentage with a minimum increase of 2.5% and a maximum increase of 5% annually. The term of the lease expires in October 2004. In addition, the sublease requires the payment of a pro rata portion of the monthly operating costs, taxes and utilities of the premises. As of December 31, 1999, the Company's future annual minimum payments due to Jaycor under this sublease were $838, $858, $858, $858 and $715 for the years ending December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

AGREEMENTS WITH ADAPTEC

    In November 1998, the Company purchased certain Fibre Channel technology, products and property and equipment from Adaptec (Note 2). In connection with the asset acquisition, the Company entered into the following agreements with
Adaptec: a Fibre Channel Cross-License Agreement; a Chip Manufacturing Agreement; a Board Manufacturing and Transition Agreement; a Consulting Services Agreement; a Volume Purchase Agreement; and two Occupancy License Agreements.

    Pursuant to the Fibre Channel Cross-License Agreement, Adaptec granted the Company four irrevocable, perpetual and non-exclusive licenses to certain of Adaptec's fibre channel technology. Three of the licenses granted to the Company under this agreement are fully paid and royalty-free and the fourth license contains a twenty-five dollar per unit royalty fee. During the years ended December 31, 1998 and 1999, the Company incurred royalty expense of $0 and $44, respectively, pursuant to this agreement.

    In addition and as part of the agreement, the Company granted Adaptec a non-exclusive license to use and distribute any of the Company's error corrections, updates and other future versions and releases of the licensed fibre channel technology products. The license to Adaptec is royalty-free.

    Pursuant to the Chip Manufacturing Agreement, Adaptec agreed to perform manufacturing services with respect to Fibre Channel chip products for a transition period not to exceed two years beginning in November 1998. The agreement specified that Adaptec would manufacture and package the products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. Based on the Company's decision to manage the manufacturing and assembly process for its Fibre Channel chip products, Adaptec ceased the performance of manufacturing services under this agreement in December 1999. During the years ended December 31, 1998 and 1999, the Company incurred costs of $19 and $1,224, respectively, for the manufacture of these products by Adaptec.

    Pursuant to the Board Manufacturing and Transition Agreement, Adaptec agreed to perform manufacturing services with respect to fibre channel board level products sold to the Company under the Asset Acquisition Agreement for a transition period of six months beginning in November 1998. The agreement specified that Adaptec would manufacture and package the board level products according to specifications at a price equal to Adaptec's standard cost plus 15 percent. The Company purchased $0 and $421 of board level products from Adaptec during the years ended December 31, 1998 and 1999, respectively, pursuant to this agreement.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8--TRANSACTIONS WITH AFFILIATES (CONTINUED)

    Pursuant to the Consulting Services Agreement, Adaptec agreed to perform consulting services to assist the Company in the development of the technology assets purchased in exchange for an hourly fee which varied based on the particular consultant engaged. This agreement had a term of the earlier of one year from the date of the agreement or the completion of all services noted in the agreement. Such services were completed in October 1999. During the years ended December 31, 1998 and 1999, the Company incurred expenses of $0 and $408, respectively, pursuant to this agreement.

    Pursuant to the Volume Purchase Agreement, the Company agreed to sell to Adaptec certain fibre channel products developed and manufactured by Adaptec for the Company under the Chip Manufacturing Agreement and the Board Manufacturing and Transition Agreement. Per the agreement, the prices charged to Adaptec will not exceed: (1) the prices charged any of the Company's other customers during the 90 day period preceding the price quote purchasing "substantially similar" products or (2) 115% of the Company's actual manufacturing cost or the price paid by the Company if manufactured by Adaptec. Adaptec has the right to resell the products without restriction of any kind, except that under certain conditions, Adaptec may not sell products incorporating certain chip-level products.

    The Volume Purchase Agreement expires in November 2000 and will automatically renew for an additional one-year term unless either party notifies the other of its intention to terminate the agreement within ninety days of the expiration of the term. During the years ended December 31, 1998 and 1999, the Company had no sales to Adaptec pursuant to this agreement.

    Pursuant to two Occupancy License Agreements, Adaptec granted the Company the right to occupy and use a portion of two of Adaptec's facilities located in Irvine and Milpitas, California. The monthly rental fee for the Irvine facility was $15. The monthly rental fee for the Milpitas facility was $3. These rates were based on Adaptec's rental costs plus an increase in costs for allocations of computer resources, telephone charges, supplies and other nominal charges. The Irvine agreement had a term of four months and expired in February 1999. The Milpitas agreement had a maximum term of twelve months; however, the Company exercised its right to terminate the Milpitas agreement pursuant to the agreement in February 1999 without penalty. Amounts incurred under these agreements totaled $35 and $28 during the years ended December 31, 1998 and 1999, respectively.

    Accounts payable to Adaptec totaled approximately $19 and $132 at December 31, 1998 and 1999, respectively, and $0 at June 30, 2000 (unaudited). There were no purchases from Adaptec during the year ended December 31, 1997.

REGISTRATION RIGHTS

    Under an Investor's Rights Agreement dated as of November 12, 1998, Adaptec or its permitted transferees will have registration rights with respect to the shares of our common stock it acquired in November 1998 and with respect to the shares of common stock it acquired upon exercise of a warrant it received in connection with our acquisition of technology from it in November 1998. The former Jaymark stockholders also have registration rights under a Registration Rights Agreement dated as of September 1, 1999 with respect to the shares of our common stock that Jaymark previously held. If we propose to register any of our securities under the Securities Act at any time beginning two years after the date of our initial public offering, either for our own account or for the account of other security

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8--TRANSACTIONS WITH AFFILIATES (CONTINUED) holders, holders of shares entitled to registration rights are entitled to notice of the registration and are entitled to include their shares in the registration, at our expense. Beginning twelve months after the date of our initial public offering, the former Jaymark stockholders also are entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, the former Jaymark stockholders may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within twelve months following the initial offering of our securities. All of these registration rights terminate after we have effected two registration statements, or at the latest, four years from the date of our initial public offering.

NOTE 9--COMMITMENTS

    The Company leases its operating facilities and certain office equipment under noncancelable operating leases. The facility leases require the payment of taxes, maintenance, utilities and insurance.

    Future annual minimum lease payments due under noncancelable operating leases consist of the following at December 31, 1999:

                                                              OPERATING
YEARS ENDING DECEMBER 31,                                      LEASES
-------------------------                                     ---------
2000........................................................   $  984
2001........................................................      858
2002........................................................      858
2003........................................................      858
2004........................................................      715
                                                               ------
    Total minimum lease payments............................   $4,273
                                                               ======

    Rent expense under all operating leases for the years ended December 31, 1997, 1998 and 1999 was $118, $353 and $1,002 and rent expense for the six-month periods ended June 30, 1999 and 2000 (unaudited) was $471 and $590, respectively. Rent expense incurred from Jaycor (Note 8) was $90, $254 and $558 for the years ended December 31, 1997, 1998 and 1999, and $331 and $424 for the six-month periods ended June 30, 1999 and 2000 (unaudited), respectively.

NOTE 10--CONCENTRATIONS OF RISK

    The Company's products are concentrated in the storage area network industry which is highly competitive and subject to rapid technological change. The Company's revenues are concentrated with several major customers and certain vital components of the Company's products are manufactured by a small number of key suppliers. The loss of a major customer, the interruption of product supply from a contract manufacturer, a change of suppliers or a significant technological change in the industry could affect operating results adversely.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10--CONCENTRATIONS OF RISK (CONTINUED)
    The Company sells its products to original equipment manufacturers, distribution channel customers and directly to end-users and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

    Sales to customers outside of the United States accounted for 14%, 14% and 17% of the Company's net revenues for the years ended December 31, 1997, 1998, 1999 and 23% for the six-month period ended June 30, 2000 (unaudited), respectively. In relation to the Company's net revenues, 14%, 4%, 4% and 6% were to customers located in Japan, 0%, 9%, 11% and 15% were to customers located in Western Europe and 0%, 1%, 2% and 2% were to other foreign customers for the years ended December 31, 1997, 1998, 1999 and for the six-month period ended June 30, 2000 (unaudited), respectively.

    The percentage of sales to significant customers was as follows:

                                                 YEAR ENDED DECEMBER 31,               SIX MONTHS
                                           ------------------------------------      ENDED JUNE 30,
                                             1997          1998          1999             2000
                                           --------      --------      --------      ---------------
                                                                                       (UNAUDITED)
Customer A...............................      8%           19%           16%               18%
Customer B...............................     11            16            11                --
Customer C...............................     --             6            18                20
Customer D...............................     --             9            11                12
Customer E...............................     13             6             4                 8
Customer F...............................     14            --            --                --

NOTE 11--SUBSEQUENT EVENTS (UNAUDITED)

    During the first quarter of fiscal year 2000, Adaptec exercised a warrant to purchase 840,000 shares of the Company's common stock that it received pursuant to the September 30, 1999 amendment to the Asset Purchase Agreement between the Company and Adaptec. Adaptec performed a net exercise of the warrant, pursuant to which the Company issued a total of 839,998 common shares to Adaptec after taking into consideration the one hundred dollar exercise price.

    In July 2000, the Company entered into leases for its new corporate headquarters in San Diego, leasing approximately 85,000 square feet under a ten year lease beginning in March 2001 and an additional 57,000 square feet under a five year lease beginning in April 2002.

    On July 24, 2000, Jaymark, Inc., previously the parent company of JNI Corporation, distributed 14,175,000 shares to its stockholders in a reorganization transaction which resulted in Jaymark's liquidation and dissolution and eliminated control of JNI by Jaymark. Under a reorganization agreement among JNI, Jaymark and two of Jaymark's subsidiaries, JNI facilitated Jaymark's reorganization and liquidating distribution in exchange for certain lock-up agreements that restrict Jaymark stockholders' ability to sell the JNI shares received in the distribution.

                                JNI CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    In August 2000, the Company adopted a third option plan (the "2000 Plan"), which provides for the issuance of up to 1,400,000 shares of the Company's common stock. The 2000 Plan provides for the grant to employees and consultants of the Company of non-qualified stock options to purchase shares of the Company's common stock. Options granted under the 2000 Plan shall be exercisable at such time or upon such event and subject to the terms, conditions and restrictions as determined by the Board; provided, however, that no option shall be exercisable after ten years from the date of grant. Options granted under the 2000 Plan generally vest over a four-year period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 SHARES

                                JNI CORPORATION

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                                   PROSPECTUS
                                           , 2000

                                   ---------

                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                                   CHASE H&Q

--------------------------------------------------
--------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. JNI is paying all of the expenses incurred on behalf of the selling stockholders, other than underwriting discounts and commissions. All amounts shown are estimates except for the registration fee and the NASD filing fee.


Registration fee............................................  $    95,805
NASD filing fee.............................................       30,500
Blue sky qualification fees and expenses....................        5,000
Printing and engraving expenses.............................      200,000
Legal fees and expenses.....................................      250,000
Accounting fees and expenses................................       75,000
Transfer agent and registrar fees...........................        5,000
Fee for custodian for selling stockholders..................       15,000
Miscellaneous...............................................       53,695
    Total...................................................  $   730,000

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 145 of the DGCL permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation and by-laws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

    These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

    The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since inception, the registrant has sold and issued the following unregistered securities:

    (a) Issuances of Shares of Common Stock.

    On February 3, 1997, the registrant issued to Jaymark, Inc., 10,500 shares of common stock in exchange for $1,500.

    On March 5, 1997, the registrant issued 409,500 shares of common stock to Jaymark, Inc. as partial payment for technology purchased pursuant to a Technology Assignment and License Agreement.

    On March 29, 2000, the registrant issued to Adaptec, Inc. 839,998 shares of common stock upon Adaptec's net exercise of a warrant to purchase 840,000 shares of common stock, as described under (b) below.

    (b) Issuances of Shares of Preferred Stock.

    On March 5, 1997, the registrant issued 16,590,000 shares of Series A preferred stock to Jaymark, Inc. as partial payment for technology purchased pursuant to a Technology Assignment and License Agreement.

    On November 12, 1998, the registrant issued to Adaptec, Inc. 1,132,895 shares of Series A preferred stock and three Series A preferred stock purchase warrants to purchase up to an additional 2,436,552 shares of Series A preferred stock in exchange for products and technology. In September 1999, the registrant amended the warrants to fix the number of shares of common stock issuable thereunder at 840,000, subject to adjustment.

    (c) Option Issuances to Employees and Directors.

    From February 1997 through October 26, 1999, the registrant issued options to approximately 130 employees to purchase a total of 6,042,040 shares of common stock at a weighted average exercise price of $3.05 per share. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of any such options. 889,459 of the granted options have been exercised.

    (d) Issuance of Shares of Common Stock in Connection with Jaymark Reorganization

    On July 24, 2000, Jaymark, Inc., the parent Company of JNI Corporation, distributed 14,175,000 shares of our common stock to its stockholders in a reorganization transaction which resulted in Jaymark's liquidation and dissolution and eliminated control of JNI by Jaymark. Under a reorganization agreement among JNI, Jaymark and two of Jaymark's subsidiaries, JNI facilitated Jaymark's reorganization and liquidating distribution in exchange for certain lock-up agreements that restrict Jaymark stockholders' ability to sell the JNI shares received in the distribution. Prior to the closing of the asset acquisition contemplated by the Asset Acquisition Agreement, Jaymark divested itself of all equity interests in all other corporate entities such that immediately prior to closing Jaymark's sole assets were shares of JNI common stock and cash. JNI then acquired Jaymark's principal asset, the 14,175,000 shares of JNI common stock, for consideration consisting of 14,175,000 newly issued shares of JNI common stock. Jaymark then distibuted these new shares to its stockholders in a liquidating dissolution.

    There were no underwriters employed in connection with any of the transactions set forth in Item 15.

    The issuances described in Items 15(a) and 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(c) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

    The issuance described in Item 15(d) was made in reliance upon Section 3(a)(9) of the Securities Act, which provides an exemption for the exchange by an issuer of securities for securities held by existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for such exchange.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) Exhibits.

EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
       1.1(7)           Form of Underwriting Agreement.

       3.1(2)           Fourth Amended and Restated Certificate of Incorporation of
                        JNI.

       3.2(2)           By-laws of JNI.

       4.1(2)           Specimen Common Stock Certificate.

       4.2(2)           Investor's Rights Agreement, dated November 12, 1998 by and among JNI Corporation, Adaptec, Inc. and Jaymark, Inc.

       4.3(2) Registration Rights Agreement, dated September 1, 1999 between JNI Corporation and Jaymark, Inc.

       5.1(7)           Opinion of Latham & Watkins.

      10.1(2) Form of Indemnity Agreement for directors and executive officers.

      10.2(2)           1997 Stock Option Plan, as amended, and forms of Incentive
                        Stock Option Agreement and Nonstatutory Stock Option
                        Agreement thereunder.

      10.3(1)           Amended and Restated 1999 Stock Option Plan, terms of Stock
                        Option Agreement and form of Stock Option Grant Agreement
                        thereunder.

      10.4(2) 1999 Employee Stock Purchase Plan and form of subscription agreement thereunder.

      10.5(3)           2000 Non-Qualified Stock Option Plan, terms of Stock Option
                        Agreement and form of Stock Option Grant Agreement
                        thereunder.

      10.6(2)           Technology Assignment and License Agreement, dated March 5,
                        1997 by and among Jaycor, Inc., Jaymark, Inc. and JNI
                        Corporation.

      10.7(2)           Asset Acquisition Agreement, dated November 12, 1998 between
                        Adaptec, Inc. and JNI Corporation.+

      10.8(2)           Amendment to Asset Acquisition Agreement, dated
                        September 30, 1999 between JNI Corporation and Adaptec, Inc.

      10.9(2)           Fibre Channel Cross-License Agreement, dated November 12,
                        1998 between JNI Corporation and Adaptec, Inc.+

      10.10(2) Consulting Services Agreement, dated November 12, 1998 between JNI Corporation and Adaptec, Inc.

      10.11(2) Chip Manufacturing Agreement, dated November 12, 1998 between JNI Corporation and Adaptec, Inc.+

      10.12(2)          Amendment Number One to Chip Manufacturing Agreement, dated
                        March 9, 1999 between JNI Corporation and Adaptec, Inc.+

      10.13(2)          Board Manufacturing and Transition Agreement, dated
                        November 12, 1998 between JNI Corporation and Adaptec, Inc.+

      10.14(2)          Volume Purchase Agreement, dated November 12, 1998 between
                        JNI Corporation and Adaptec, Inc.+

EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
      10.15(2)          License Agreement, dated March 9, 1999 between JNI
                        Corporation and Adaptec, Inc.+

      10.16(2)          Revolving Loan Agreement, dated February 1, 1997 between JNI
                        Corporation and Jaycor, Inc.

      10.17(2) Transitional Services Agreement, dated September 1, 1999 between JNI Corporation and Jaymark, Inc.

      10.18(2)          Sublease, dated October 7, 1998 between Jaycor, Inc. and JNI
                        Corporation.

      10.19(2)          First Amendment to Sublease, dated December 1, 1998 between
                        Jaycor, Inc. and JNI Corporation.

      10.20(2)          Second Amendment to Sublease, dated April 1, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.21(2)          Third Amendment to Sublease, dated May 15, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.22(2)          Fourth Amendment to Sublease, dated August 1, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.23(2)          Sublease, dated January 14, 1999 between Obsidian, Inc. and
                        JNI Corporation.

      10.24(2)          Form of Severance and Change of Control Agreement, dated
                        September 1, 1999, entered into by JNI Corporation and each of Thomas K. Gregory, Charles McKnett and Gloria Purdy.

      10.25(2)          Tax Sharing Agreement, dated September 1, 1999 between JNI
                        Corporation and Jaymark, Inc.

      10.26(4)          Amended and Restated Sublease Agreement, dated February 17,
                        2000 between Jaycor, Inc. and JNI Corporation.

      10.27(4)          First Amendment to Lease and Consent to Sublease, dated
                        April 4, 2000 between CarrAmerica Realty, L.P., Jaycor, Inc.
                        and JNI Corporation.

      10.28(5)          Lease dated July 11, 2000 between Pacific Plaza Carmel
                        Valley LLC and JNI Corporation (Building A).

      10.29(5)          Lease dated July 11, 2000 between Pacific Plaza Carmel
                        Valley LLC and JNI Corporation (Building B).

      10.30(6)          Asset Acquisition and Plan of Reorganization, dated
                        July 24, 2000, among JNI Corporation, Jaymark, Inc., Jaycor,
                        Inc. and California Tube Laboratories, Inc.

      10.31(1)          Severance Agreement, dated September 13, 2000, between JNI
                        Corporation and Terry M. Flanagan.

      10.32(1)          Amendment No. 1 to Severance and Change of Control
                        Agreement, dated September 14, 2000, between JNI
                        Corporation and Gloria Purdy.

      23.1(1)           Consent of PricewaterhouseCoopers LLP.

      23.2              Consent of Latham & Watkins (contained in Exhibit 5.1).

------------------------

(1) Filed herewith.

(2) Incorporated by reference to the Registration Statement on Form S-1 filed by JNI (File No. 333-86501).

(3) Incorporated by reference to the Registration Statement on Form S-8 filed by JNI on September 14, 2000 (File No. 333-45752).

(4) Incorporated by reference to the Quarterly Report on Form 10-Q filed by JNI for the quarter ended March 31, 2000.

(5) Incorporated by reference to the Quarterly Report on Form 10-Q filed by JNI for the quarter ended June 30, 2000.

(6) Incorporated by reference to the Current Report on Form 8-K filed by JNI on August 4, 2000.

(7) To be filed by amendment.

+ Confidential treatment has been granted with respect to portions of this exhibit.

(B) Financial Statement Schedule.

Report of Independent Accountants on Financial Statement Schedule

Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, employee or agent of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 15th day of September, 2000.

                                             JNI CORPORATION

                                             By:             /s/ TERRY M. FLANAGAN
                                                  ------------------------------------------
                                                               Terry M. Flanagan
                                                    PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                    DIRECTOR (PRINCIPAL EXECUTIVE OFFICER)

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Terry M. Flanagan and Gloria Purdy his or her true and lawful attorneys-in-fact, each acting alone, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments and any registration statement filed pursuant to Rule 462(b) under the Securities Act to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes each acting alone, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                                                       President, Chief Executive
                /s/ TERRY M. FLANAGAN                    Officer and Director
     -------------------------------------------         (Principal Executive       September 15, 2000
                  Terry M. Flanagan                      Officer)

                  /s/ GLORIA PURDY                     Chief Financial Officer
     -------------------------------------------         (Principal Financial and   September 15, 2000
                    Gloria Purdy                         Accounting Officer)

                 /s/ ERIC P. WENAAS
     -------------------------------------------       Chairman of the Board of     September 15, 2000
                   Eric P. Wenaas                        Directors

                   /s/ JOHN BOLGER
     -------------------------------------------       Director                     September 15, 2000
                     John Bolger

                 /s/ LAWRENCE E. FOX
     -------------------------------------------       Director                     September 15, 2000
                   Lawrence E. Fox

                 /s/ JOHN C. STISKA
     -------------------------------------------       Director                     September 15, 2000
                   John C. Stiska

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
       1.1(7)           Form of Underwriting Agreement.

       3.1(2)           Fourth Amended and Restated Certificate of Incorporation of
                        JNI.

       3.2(2)           By-laws of JNI.

       4.1(2)           Specimen Common Stock Certificate.

       4.2(2)           Investor's Rights Agreement, dated November 12, 1998 by and among JNI Corporation, Adaptec, Inc. and Jaymark, Inc.

       4.3(2) Registration Rights Agreement, dated September 1, 1999 between JNI Corporation and Jaymark, Inc.

       5.1(7)           Opinion of Latham & Watkins.

      10.1(2) Form of Indemnity Agreement for directors and executive officers.

      10.2(2)           1997 Stock Option Plan, as amended, and forms of Incentive
                        Stock Option Agreement and Nonstatutory Stock Option
                        Agreement thereunder.

      10.3(1)           Amended and Restated 1999 Stock Option Plan, terms of Stock
                        Option Agreement and form of Stock Option Grant Agreement
                        thereunder.

      10.4(2) 1999 Employee Stock Purchase Plan and form of subscription agreement thereunder.

      10.5(3)           2000 Non-Qualified Stock Option Plan, terms of Stock Option
                        Agreement and form of Stock Option Grant Agreement
                        thereunder.

      10.6(2)           Technology Assignment and License Agreement, dated March 5,
                        1997 by and among Jaycor, Inc., Jaymark, Inc. and JNI
                        Corporation.

      10.7(2)           Asset Acquisition Agreement, dated November 12, 1998 between
                        Adaptec, Inc. and JNI Corporation.+

      10.8(2)           Amendment to Asset Acquisition Agreement, dated
                        September 30, 1999 between JNI Corporation and Adaptec, Inc.

      10.9(2)           Fibre Channel Cross-License Agreement, dated November 12,
                        1998 between JNI Corporation and Adaptec, Inc.+

      10.10(2) Consulting Services Agreement, dated November 12, 1998 between JNI Corporation and Adaptec, Inc.

      10.11(2) Chip Manufacturing Agreement, dated November 12, 1998 between JNI Corporation and Adaptec, Inc.+

      10.12(2)          Amendment Number One to Chip Manufacturing Agreement, dated
                        March 9, 1999 between JNI Corporation and Adaptec, Inc.+

      10.13(2)          Board Manufacturing and Transition Agreement, dated
                        November 12, 1998 between JNI Corporation and Adaptec, Inc.+

      10.14(2)          Volume Purchase Agreement, dated November 12, 1998 between
                        JNI Corporation and Adaptec, Inc.+

      10.15(2)          License Agreement, dated March 9, 1999 between JNI
                        Corporation and Adaptec, Inc.+

      10.16(2)          Revolving Loan Agreement, dated February 1, 1997 between JNI
                        Corporation and Jaycor, Inc.

      10.17(2) Transitional Services Agreement, dated September 1, 1999 between JNI Corporation and Jaymark, Inc.

EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
      10.18(2)          Sublease, dated October 7, 1998 between Jaycor, Inc. and JNI
                        Corporation.

      10.19(2)          First Amendment to Sublease, dated December 1, 1998 between
                        Jaycor, Inc. and JNI Corporation.

      10.20(2)          Second Amendment to Sublease, dated April 1, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.21(2)          Third Amendment to Sublease, dated May 15, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.22(2)          Fourth Amendment to Sublease, dated August 1, 1999 between
                        Jaycor, Inc. and JNI Corporation.

      10.23(2)          Sublease, dated January 14, 1999 between Obsidian, Inc. and
                        JNI Corporation.

      10.24(2)          Form of Severance and Change of Control Agreement, dated
                        September 1, 1999, entered into by JNI Corporation and each of Thomas K. Gregory, Charles McKnett and Gloria Purdy.

      10.25(2)          Tax Sharing Agreement, dated September 1, 1999 between JNI
                        Corporation and Jaymark, Inc.

      10.26(4)          Amended and Restated Sublease Agreement, dated February 17,
                        2000 between Jaycor, Inc. and JNI Corporation.

      10.27(4)          First Amendment to Lease and Consent to Sublease, dated
                        April 4, 2000 between CarrAmerica Realty, L.P., Jaycor, Inc.
                        and JNI Corporation.

      10.28(5)          Lease dated July 11, 2000 between Pacific Plaza Carmel
                        Valley LLC and JNI Corporation (Building A).

      10.29(5)          Lease dated July 11, 2000 between Pacific Plaza Carmel
                        Valley LLC and JNI Corporation (Building B).

      10.30(5)          Asset Acquisition and Plan of Reorganization, dated
                        July 24, 2000, among JNI Corporation, Jaymark, Inc.,
                        Jaycor, Inc. and California Tube Laboratories, Inc.

      10.31(1)          Severance Agreement, dated September 13, 2000, between JNI
                        Corporation and Terry M. Flanagan.

      10.32(1)          Amendment No. 1 to Severance and Change of Control
                        Agreement, dated September 14, 2000, between JNI
                        Corporation and Gloria Purdy.

      23.1(1)           Consent of PricewaterhouseCoopers LLP.

      23.2              Consent of Latham & Watkins (contained in Exhibit 5.1).

------------------------

(1) Filed herewith.

(2) Incorporated by reference to the Registration Statement on Form S-1 filed by JNI (File No. 333-86501).

(3) Incorporated by reference to the Registration Statement on Form S-8 filed by JNI on September 14, 2000 (File No. 333-45752).

(4) Incorporated by reference to the Quarterly Report on Form 10-Q filed by JNI for the quarter ended March 31, 2000.

(5) Incorporated by reference to the Quarterly Report on Form 10-Q filed by JNI for the quarter ended June 30, 2000.

(6) Incorporated by reference to the Current Report on Form 8-K filed by JNI on August 4, 2000.

(7) To be filed by amendment.

+ Confidential treatment has been granted with respect to portions of this exhibit.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of JNI Corporation:

Our audits of the financial statements referred to in our report dated
January 26, 2000 appearing in this Registration Statement on Form S-1 of JNI Corporation also included an audit of the financial statement schedule listed in
Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP
San Diego, California
January 26, 2000

                                JNI CORPORATION

                 SCHEDULE II -- VALUATION & QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                    BALANCE AT   CHARGED TO    DEDUCTIONS     BALANCE AT
                                                    BEGINNING    COSTS AND    TAKEN AGAINST     END OF
                                                    OF PERIOD     EXPENSES      ALLOWANCE       PERIOD
                                                    ----------   ----------   -------------   ----------
YEAR ENDED DECEMBER 31, 1997:
Allowance for sales returns and
  doubtful accounts...............................    $    6        $ 58         $   29         $   35

YEAR ENDED DECEMBER 31, 1998:
Allowance for sales returns and
  doubtful accounts...............................        35         194             96            133

YEAR ENDED DECEMBER 31, 1999:
Allowance for sales returns and
  doubtful accounts...............................       133         416             54            495

YEAR ENDED DECEMBER 31, 1997:
Deferred income tax asset
  valuation allowance.............................    $  989        $509         $   35         $1,463

YEAR ENDED DECEMBER 31, 1998:
Deferred income tax asset
  valuation allowance.............................     1,463         322            388          1,397

YEAR ENDED DECEMBER 31, 1999:
Deferred income tax asset
  valuation allowance.............................     1,397          --          1,397             --

                                      S-2